SECURITIES  AND  EXCHANGE  COMMISSION
                              WASHINGTON,  DC  20549


                                  FORM 10-SB/A
                                Amendment No. 1

GENERAL  FORM  FOR REGISTRATION OF SECURITIES OF SMALL  BUSINESS  ISSUERS  UNDER
              SECTION  12(b)  OR  12(g)  OF  THE  SECURITIES  ACT  OF  1934



         MANAGEMENT  OF  ENVIRONMENTAL  SOLUTIONS  &  TECHNOLOGY  CORP.
               (Name  of  Small  Business  Issuer  in  Its  Charter)

                   Delaware                                   Applied For
        (State  or  Other  Jurisdiction  of              (IRS  Employer
        Incorporation  or  Organization)                  Identification  No.)

                        TNO Environmental Technology Valley
                              Laan van Westenenk 501
                       7334 D T Apeldoorn, The Netherlands
                    (Address  of  Principal  Executive  Offices)

                               011 31 55  534 7040
                (Company's  Telephone  Number,  Including  Area  Code)

   Securities  to  be  registered  pursuant  to  Section  12(b)  of  the  Act:

         Title  of  Each  Class                 Name  Of  Each Exchange On Which
         To  Be  So  Registered                 Each  Class  Is To Be Registered





        Securities  to  be  registered  pursuant  to  Section  12(g) of the Act:

                          Common  stock,  no  par  value
                               (Title  of  Class)

                                TABLE  OF  CONTENTS

                                                                           PAGE
                                     PART  I

Item  1.  Description  of  Business                                          3

Item  2.  Management's Discussion and Analysis and Plan of Operation        11

Item  3.  Description  of  Property                                         13

Item  4.  Security Ownership of Certain Beneficial Owners and Management    13

Item  5.  Directors, Executive Officers, Promoters and Control Persons      14

Item  6.  Executive Compensation                                            14

Item  7.  Certain Relationships and Related Transactions                    17

Item  8.  Description  of  Securities                                       18

                                    PART  II

Item  1.  Market Price of and Dividends on the Company's Common Equity
          and  Other  Shareholder  Matters                                  20

Item  2.  Legal  Proceedings                                                20

Item  3.  Changes  in  and  Disagreements  with  Accountants                20

Item  4.  Recent  Sales  of  Unregistered  Securities                       21

Item  5.  Indemnification  of  Directors  and  Officers                     22

                                   PART  F/S

December  31,  1998,  1999  and  2000,  audited  financial  statements      23

March  31,  2000  reviewed  financial  statements                           39

June  30,  2000  reviewed  financial  statements                            54

September  30,  2000  reviewed  financial  statements                       70

June  30,  2001  reviewed  financial  statements                            86

                                    PART  III

Item  1.  Index  to  Exhibits                                              103

Item  2.  Description  of  Exhibits                                        103


SIGNATURES                                                                 103

                                     PART  I


Item  1.  Description  of  Business.

      The Company was formed to develop a proprietary technology for drying and treating animal manure and sludge.

      The Company was originally incorporated in Colorado on December 10, 1997. On December 11, 1997 the Company sold 5,000,000 shares of common stock for $5,000 in cash. On December 26, 1997, Solutions Tek, Inc., a Colorado corporation acquired all of the Series L common stock of STB Corporation, a Colorado corporation. Pursuant to the "Plan of Share Exchange" the STB Corporation Series L common stock holders exchanged all of their Series L shares for common stock of Solutions Tek, Inc. on the basis of one share of Series L common stock of STB Corporation for one share of common stock of Solutions Tek, Inc. Solutions Tek, Inc. acquired no assets or business entity as a result of this transaction. The rights of the shareholders from the former STB Corp. significantly changed as shareholders of Solutions Tek, Inc. by reason that Series L shareholders were not subject to control features of STB Corp. as Series L shareholders.

     Shares of Solutions Tek, Inc. common stock issued and outstanding which shares had rights to vote at the January 9, 1998 meeting. Notice was also given of dissenters rights pursuant to Colorado law pursuant to Section 7-113-101 through 7-113-303 of the Colorado Business Corporation Act. Solutions Tek, Inc. valued its shares at $0.001 per share for purposes of reimbursing any dissenters. The merger also required Solutions Tek, Inc. to change its corporate domicile to the State of Delaware and to change the Company name to Management of Environmental Solutions and Technologies Corp.

     On January 9, 1998 pursuant to the notice provisions as described above, a majority of the shareholders of Solutions Tek, Inc. approved the plan of merger set forth in the December 26, 1997 notice by a majority vote. There were no dissenters and no funds were paid to dissenting shareholders. "As a result of the share for share exchange between the Series L shareholders of STB Corp. and Solutions Tek, Inc., no business, rights, tangible or intangible assets were acquired."

      On December 18, 1997, counsel, William Hart, incorporated Management of Environmental Solutions & Technology Corp. in the State of Delaware under file number 971438081-Z635318 authorizing capital stock of 30,000,000 shares of common stock at .0001 par value and 5,000,000 shares of preferred stock at .0001 par value. The initial director was named in the Articles as Marieke Oudejans. On December 26, 1997, Management of Solutions Tek, Inc. notified its shareholders of a special meeting of shareholders to be held in British Columbia on January 9, 1998 to consider a plan of merger between Solutions Tek, Inc. and Management of Environmental Solutions & Technology Corp. The significant features of the merger which occurred by way of special meeting of shareholders on January 9, 1998 follow.

     Shareholder of Solutions Tek, Inc. by majority vote agreed to cancel all issued and outstanding stock in exchange for the issuance by MEST Corp, the Delaware corporation of its common stock to the shareholders of Solutions Tek, Inc. on the basis of one common share of MEST Corp. issued for each share of common stock of Solutions Tek, Inc. cancelled. MEST Corp. issued 5,175,456 shares to the shareholders of Solutions Tek, Inc. who cancelled its shares. Pursuant to the notice of the shareholders meeting of Solutions Tek, Inc. held on January 9, 1998, Solutions Tek, Inc. shareholders were notified of their right to exercise dissenters rights with respect to the proposed merger pursuant to Section 7-113-101 through 7-113-302 of the Colorado Business Corporation Act. Additionally, Solutions Tek, Inc. notified its shareholders that it would pay $0.001 per share to any shareholder dissenting from the merger. No shareholder made objection or dissented from the plan of merger at the January 9, 1998 special shareholder meeting.

     On March 2, 1998 shareholders owning in excess of 50% of the Company's common stock approved a 1,000-for-1 reverse split of the Company's common stock.

      On March 10, 1998 the Company sold 5,094,900 shares of common stock for $510.

     On April 9, 1998 the Company issued 1,920,000 shares of its common stock in consideration for all issued and outstanding shares of M.E.S.T., B.V., a Netherlands corporation. M.E.S.T., B.V. was acquired because it had certain data and technical information which the Company plans to use in its business. At the time of this acquisition, M.E.S.T., B.V. was controlled by the Company's President. See "Management - Transactions with Affiliates".

     The Dutch Organization for Applied Scientific Research which is based at 2628VK DELFT Schoemakerstraat 97 (hereafter referred to as TNO) entered into a license agreement with Manure and Sludge Technology B.V. (Hereafter referred to as MSTec, B.V.). The data and technical information acquired in the MSTec, B.V. acquisition relates to basic research, compilations of statistical information from basic engineering and experimentation. TNO conducted research beginning in 1993 involving utilization of the zeolite technology for pasteurizing and drying food products. TNO applied for international patents for the use of zeolite in drying process under patent number PCT/NL96/00215 entitled Method and Device for Heating and Cooling Food Products. The zeolite application to the treatment of sludge and manure developed from the original application of the zeolite drying technology for certain food stuffs under an original application number NL/1000482 dated June 1, 1995.

     On July 10, 1998 TNO applied for another patent under number 1009619 entitled Cost Effective Method for Treatment and/or Disposal of Water Containing Waste Streams (like sludge, sewage, dung, etc. based upon the application of zeolite). The patents are still pending.

     MSTec. B.V.'s license regarding the aforementioned TNO technologies are to further "develop and commercialize the unique zeolite drying process. Commensurate with such rights MSTec, B.V. has the right to utilize all "technical knowledge and experience" with regard to the patent applications. The Company acquired all of MSTec, B.V. license rights through the acquisition of M.E.S.T., B.V. which owns all of the shares of MSTec, B.V.

      During 1998 the Company sold 299,980 shares of common stock for $3.00 per share.

      Between December 16, 1998 and September 30, 1999 the Company sold 354,410 shares of its Series A Preferred stock for an average price of $3.92 per share (after currency translation adjustments).

      Global population growth, economic expansion, scarcity of available water resources, heightened public concern about water quality and growing regulatory and legislative requirements have resulted in the continued growth in demand for wastewater treatment. Government regulations require most companies and municipalities to treat outgoing wastewater.

     The MSTec, B.V. joint venture was joined with TNO on February 1, 1999. The material terms of the licensing agreement are contained in Section 1 of the license and are summarized here.

     a. MSTec, B.V. obtained an exclusive, non-transferable license with respect to patent number 1009619 dated July 10, 1999, Cost Effective Method for Treatment and/or Disposal of Water Containing Waste Streams based on application of zeolite for the further development and commercialization of the referenced patent application with a sub-licensing right which will be described hereafter.

     b. MSTec, B.V. obtained a non-exclusive right to utilize all technical knowledge and experience with regard to the referenced patent application.

     c. In the event patent applications were not successful, MSTec, B.V. obtained the right to utilize know-how regarding the patent applications to further its purposes as expressed above.

     d. For the manufacturing and sales of manure conversion installations by MSTec, B.V., MSTec, B.V. is required to give a non-transferable exclusive sub-license regarding the referenced patent and the know-how embraced in that patent "against payment of royalties by MSTec, B.V.".

     e. In the event the referenced patent cannot be exploited independently from TNO's patent entitled Method and Device for Heating and Cooling Food Products, TNO has agreed to prospectively award a license on patent number 1 in order to protect MSTec, B.V.'s commercial options as contemplated in the license agreement.

     f. TNO was required to expand its patent on Method and Device for Heating and Cooling Food Products if licensee funds such an expansion.

     Section 2 of the license agreement describes the consideration to be paid by MSTec, B.V. for the licensing right (2,000,000 Dutch Guilders excluding the AT). The same detailed provisions are included regarding the method, manure and account numbers at which such payment shall be made.

     Section 3 of the license agreement deals with patent protection and infringement rights and duties. MSTec, B.V. is required to pay for the application process and any expansion of the referenced patents by TNO. The party who discovers infringement is required to notify the other party. Both parties have maintained the right to protect their rights and/or interests in the referenced patent independently at its own expense.

     Section 4 of the license agreement delineates TNO duties to transfer ownership of patents on the completion of certain payments. The license agreement includes non-disclosure provisions, delineates ownership of patents granted and not granted at term of the agreement and dispute resolution.

      Government regulations regarding the disposal of industrial waste, as well as rising wastewater discharge fees and public concern regarding water pollution, have led to increased awareness on the part of businesses and public utilities as to the need for waste treatment.

      A six-year study by a group of Dutch Business school graduates and associates involved in environmental issues related to agriculture production and pollution in the Netherlands included an in-depth survey of the various aspects of manure dumping in the Netherlands and the detrimental effects of this practice on land and water reserves. The survey was performed in close cooperation with the Dutch government and several scientific institutes. The outcome of this survey led to a follow-up study on the global possibilities of exporting organic fertilizer from countries with excess manure to regions with a shortage of fertilizer. This study was carried out in close cooperation with a variety of international organizations such the U.N. Food and Agriculture Organization (FAO) and revealed that many European countries and the United States - on an even larger scale - were facing excessive environmental problems from indiscriminate manure dumping by large livestock producers. At the same time an agriculture review indicated that although farmers in many other countries were seeking clean, environmentally friendly solutions to improve crop production, they had little recourse but to use synthetic fertilizer, the continued use of which often damages the soil composition and adversely affects certain life forms, such as earthworms, which have a beneficial effect on soil composition.

      Although untreated animal manure has long been used as fertilizer, it is unable to be economically shipped long distances due to the water content in the manure. In addition, many farmers are reluctant to use animal manure as fertilizer since untreated animal manure often contains weed seeds and micro-organisms that can cause crop disease.

      Research into the application of zeolites for drying specific substances such as manure and sludge has been performed at The Netherlands Organization for Applied Scientific Research ("TNO") for a number of years. Experiments have been conducted under different conditions to investigate both the drying and further treatment of the sludge by incineration during the regeneration stage of the zeolite. The results of this research have been stated in various TNO reports and publications. Zeolite is a clay substance processed into various sizes with an extremely high water absorption capacity. The absorption of water creates extreme heat which is utilized in the absorption phase of materials processing for pasteurization.

      Using proprietary technology developed by TNO, the Company and TNO formed a corporation, known as Manure and Sludge Technology B.V. ("MST"), for the purpose of developing a process for use on commercial basis which would economically remove water from manure and sludge, refine the manure into pellets which could be sold as organic fertilizer and other products. MST is a Netherlands corporation. The Company and TNO each own 50% of the capital stock of MST.

      TNO  is  a  European   contract   research   organization   based  in  the
Netherlands.

   TNO employs approximately 5,100 highly skilled scientists, technical types and University professors for purposes of engaging in product development under collaborative arrangements. TNO has identified as its core areas of development the following: new materials research, product development and new production techniques; sustainable processes, use of energy and materials; defense;
information and communications technology; electronic and physical systems; nutrition and food; prevention and health; labor and labor environment;
transport and logistics; building and infrastructure; subsurface and natural resources; and innovation management. In 1999 TNO's operating income was $468,604,000.00 Euro Dollars.

     TNO has developed alliances with corporations from the United Kingdom and the European Continent.

      TNO's process for the treatment of hog and/or poultry manure involves the following steps:

      1.  Raw   manure   containing   approximately   10%   solid  material   is
pre-treated, if required, to avoid release into the air of nitrogen compounds (in particular ammonia) which may be present in the manure.

      2. Part of the water present in the manure is removed by conventional technology yielding a concentrated manure containing approximately 25% solid material.

     3. The concentrated manure is mixed in a vessel with zeolites in such a way that most of the water present in the manure is transferred to the zeolites. At the same time small solid manure particles are formed.

     4. The manure particles are separated from the zeolites using existing technology.

     5. The manure particles containing 85% solid material are reshaped into pellets for packaging and shipment. The pelletizing process takes away another 5% of the moisture, which leaves an organic fertilizer product with over 90% dry material.

     6. The zeolites are regenerated to remove the absorbed water and are recycled back to the drying vessel.

     The Company is required to contribute $1,000,000 to the joint venture of which $590,000 has been paid as of September 30, 1999, and $410,000 of which is to be paid by January 2000. In February MEST Corp., through its subsidiary
MSTec, B.V., paid $150,239.81. The balance of $259,760.19 has not nor will be paid. The Company mutually agreed with TNO not to pay 259.760.19 by reason that TNO did not complete certain technical requirements of the development contract. With the funds provided by the Company, TNO is performing a study to determine the feasibility of using zeolites for the treatment and processing of animal manure and/or sludge on a commercial basis. The joint venture's feasibility study involves four phases:

      Phase 1 - Determine the technical and economic feasibility of the zeolite technology for manure/sludge treatment on a commercial scale. During this stage a price range will be calculated which will be the basis for the decision concerning the continuation of the project.

     Phase 2 - Design the components of the system. The different functional elements (manure/sludge pre-treatment, dryer, transport systems, zeolite, and regeneration unit/furnace, etc.) will be assessed individually in an experimental program. Product samples will be assessed as to their quality.

      Phase 3 - Construct a large pilot-plant scale (200 kilograms per hour capacity) to determine if the technology in its entirety (i) functions properly,
(ii)  with  adequate  efficiency,  and  (iii)  produces  manure of good quality.

      Phase 4 - Design, engineer and construct a fully operational plant (with a five ton per hour capacity) to fully test the technology.

     As of June 30, 2001 Phases 1, 2 and 3, and 4 have been completed. The results of testing and operation of the pilot plant have demonstrated that pig poultry and cattle manure can be introduced into the MEST Corp. drying process, rapidly dried and then pelletized in order to form a value added product. Testing demonstrated that the absorptive material, zeolite, may be regenerated by a special reactor which heats the saturated zeolite thus enabling the zeolite to be utilized repeatedly.

     Pursuant to the agreement dated February 1, 1999 between TNO and MSTec, B.V., as a part of the construction of the pilot plant with a capacity of 250 kg per hour processing capability, TNO is required to provide specifications, design format and engineering schematics for plants with production capacities of 5 tons per hour and 11 tons per hour. The engineering, design specifications and fabrication of the 250 kg pilot plant has been completed as of the first quarter of calendar year 1999. The design specifications for the 5 ton per hour and the 11 ton per hour have been completed by TNO. These specifications have been delivered to Industri Techniek Borculo (ITB), a Dutch enterprise, part of the Willems Groep, specializing in manufacture of machinery and equipment for the gas turbine industry. ITB has given price quotations for the manufacture of the proprietary zeolite drying process. Neither the Company nor ITB has undertaken the manufacture of either of the 5 ton per hour or 11 ton per hour device. The Company anticipates a manufacturing review for production devices prior to the manufacture of such production devices. The Company anticipates the commencement of production in 2002.

      If TNO's study suggests that TNO's process will be commercially feasible, the Company will have the right to use TNO's technology to build manure/sludge treatment facilities for third parties. The Company's right to use this technology will expire fifteen years after the Company installs the first treatment facility using the TNO technology. In return for these rights, the Company is obligated to pay the joint venture royalty equal to:

(1) 15% of the manufacturing costs of the first ten treatment facilities installed by the Company

(2)   12.5% of the manufacturing costs for the next 15 treatment facilities, and

(3) 10% of the manufacturing costs for all remaining treatment facilities installed by the Company

      Any net profits earned by the joint venture will be equally distributed between the Company and TNO.

      TNO has reserved the right to use its technology for any purpose other than the treatment of manure and sludge.

      MEST Corp acquired all of the issued and outstanding stock of M.E.S.T.,B.V., a Netherlands Corporation from Marieke Oudejans on February 19, 1998. MEST-BV owns one half (20,000 shares) of Manure and Sludge Technology BV hereafter referred to as MSTec, B.V. a Netherlands corporation. The Dutch organization for applied scientific research (TNO) owns the other one half or 20,000 shares of MSTec, B.V. Between January 22, 1999 and February 1, 1999, TNO and MSTec, B.V. entered into a license agreement wherein TNO granted an exclusive non-transferable license for further development and commercialization with rights to sub-license under certain conditions the international patent "cost effective method for treatment and/or disposal of water containing (waste) streams (like sludge, sewage, dung, etc.) based on the application of zeolite". The license also granted to MSTec, B.V. the right to use on a non-exclusive basis all of the technical knowledge and experience contained in certain reports and publications relative to the patent described above. If the referenced patent application were not granted, then the agreement remains in force regarding the know-how involved in the patent application. The circumstances arise when the above referenced patent could not be exploited independently from international patent application #PCT/NL96/00215 entitled "Method and Device for Heating and Cooling Food Products" then TNO is required to grant another license to MSTec, B.V. to preserve M.E.S.T., B.V.'s "commercial options" for the purpose of the licensing agreement.

     Once the patent regarding the treatment of waste and sludge has been granted, TNO is required to transfer ownership of the patent to MSTec, B.V. for consideration of one million Dutch Guilders. (Approximately $500,000.00 USD) TNO is required to prosecute the patent and transfer that patent to MSTec, B.V. on the payment of the consideration recited above. As MSTec, B.V. shares are owned by TNO and M.E.S.T.,B.V. equally and M.E.S.T.,B.V. is owned outright by

MEST Corp, MEST Corp controls entirely the functions of M.E.S.T.,B.V. and MSTec, B.V. The administrative functions of commercializing and propagating the sludge and manure processing technology is controlled by MEST Corp. MEST Corp. will be entirely responsible for sub-licensing the technology for utilization domestically and internationally. There can be assurance that any patents will be issued. Furthermore, there is no assurance as to the scope and degree of protection any issued patents might afford TNO or the Company. Disputes may arise with third parties as to the scope, validity and ownership rights of a patent. Any defense of a patent could prove costly and time consuming and there can be no assurance that TNO and/or the Company will be successful in defending any such patents.

      There can be no assurance that joint venture between the Company and TNO will be successful in developing the technology to a state where it is commercially feasible. There can be no assurance that the Company will receive any revenues from any technology developed by the joint venture.

      The construction and operation of waste, sludge and manure treatment facilities has not yet been determined. The Company may sell production capacity treatment devices to operators for their own purposes. The Company may license distributors to sub-license the technology in define geographical areas or the Company may fabricate devices which will be company owned and derived compensation for production operations from processing and from production of pelletized products. Actual fabrication will likely occur on a contract basis by responsible fabricators and machine shops.

     Operational obligations for the production of zeolite dehydration devices is being determined. In the event the Company sells outright a treatment facility, then the continuing operational obligations are negligible and relegated to warranty services. In the event the Company fabricates and operates treatment facilities in-house, then operational controls and obligations are comprehensive and envelop all states of raw materials procurement, processing, mechanical service maintenance and repair installation, sale of finished product and warranty work.

     Hog and Poultry Farms In the European Community an estimated 121,000,000 hogs are raised in hog farms each year generating million tons of hog manure each year. Hog farms breed and raise hogs in indoor pens. The pens are enclosed in barns which, in some cases, are as large as football fields. Metal grates are used as the floors for the pens. Hog manure is pushed through slats between the metal grates and flushed into pits or holding ponds known as lagoons. The manure in the lagoons is then buried in landfills. However, many fields surrounding hog farms are becoming so saturated that they cannot absorb all of the hog manure. In addition, lagoons have at times leaked and overflowed. As a result, the hog manure is beginning to contaminate ground water, drinking wells, lakes, streams and rivers and is causing air pollution as a result of odors from the hog barns and lagoons. Poultry farms dispose of their waste in a similar fashion resulting in the same pollution problem. The Company believes the process being developed by MEST can provide a solution to the hog and poultry waste problem by processing the manure into fertilizer on a continuous flow basis and thereby eliminating the need for the lagoons.

      Sludge Disposal. Most wastewater treatment facilities treat wastewater through the use of bacteria. Wastewater is collected in tanks where bacteria consume the waste. The bacteria (i.e. "sludge") then settles to the bottom of the tank. Prior to discharge into rivers or lakes the treated wastewater is disinfected with chlorine or ultra-violet light. The sludge is buried in landfills. The Company believes the same TNO technology applicable to hog and poultry manure can be used to incinerate the sludge.

     Since the completion of the 250 kg/hr pilot plant, TNO has processed sludge and manure to demonstrate feasibility for basic pretreatment practices, intake mechanisms, interaction between sludge, manure and zeolite, segregation of zeolite and dried material and pelletization. Initial tests concluded that dehydration of material reduced moisture content in sludge by approximately 80% or more. Sludge material was tested for combustion characteristics. The company has tested exhaust for chemical composition. Initial testing indicates that in excess of 90% of pollutants remain in the ash. The company makes no representation regarding the market applications and economic feasibility of utilizing dehydrated sludge for incineration purposes. The Company envisions selling such products to incineration facilities for commercial boilers, heat transfer or co-generation applications. Fly ash disposal will be effected in compliance with local disposal ordinances.

Sales  and  Marketing

      The Company plans to market its proprietary process and fertilizer through sales personnel, manufacturers' representatives, distributors and licensees.

      It is expected that the joint ventures manufacturer's representatives, distributors and licensees will be independent businesses which, in certain cases, will have the exclusive right to sell or use the joint venture's technology systems in a specified geographical area. The joint venture may be required to provide both engineering and marketing support to its manufacturer's representatives, distributors and licensees.

     The Company has made no decision regarding the area of market focus. Preliminary hearing inquiries regarding the zeolite dehydration process have come from Belgium, the Netherlands and Alaska. The Company's marketing impetus will depend on the perceived ability of the Company to penetrate certain markets regardless of geographical orientation.

Competition

      The waste treatment industry is fragmented, with numerous regional participants in countries throughout the world which are limited in their geographic scope. This fragmentation is primarily due to local differences in water quality and supply, different levels of demand for water resulting from varying concentrations of industry and population, and local governmental regulation. Most participants in the waste treatment industry provide a limited number of treatment technologies, a limited number of products or services, or focus on a particular industry. The number of industry participants ranges from several large companies to hundreds of small local companies.

      A large number of companies compete in the chemical fertilizer industry, most of which have greater financial and marketing resources than those of the Company.

Government  Regulation

     The United States Government, through the Clean Water Act and the Clean Air Act, regulate the processing, utilization and disposal of sludge, manure and organic wastes which would be generated by the Company's proprietary dewatering technology. Several phases of the dewatering process will involve local, state and federal regulations. Hauling or transporting raw sewage or manure, preprocessing storage, pre-dewatering segregation, air quality of processed material, zeolite segregation, zeolite reconstitution, pelletization and disposal of treated waste products may involve to a certain extent environmental regulation and permitting by local state and national authorities. For example, the United States Government regulates the quality of process sludge in terms of disease, chemical composition or the existence of the proprietary treatment material in the finished dewatered sludge product under 40 CFR 503 et seq. Waste water effluents reintroduced into sewage systems are governed by 40 CFR
403. 40 CFR 122 prescribes pretreatment rules if the volume of effluence constitutes a "significant source" under the applicable regulation.

     If the materials processed by the Company's dewatering system constitutes hazardous waste, it may be regulated by the Resource Conservation Recovery Act. Non-hazardous waste substances are governed by 40 CFR 257 (materials without a garbage content) or 40 CFR 258 (bio-solids with a garbage content). Generally the United States federal regulations are secondary in consideration to municipal concerns expressed in local, municipal or city ordinances. Local ordinances will prescribe parameters for dewatering bio-solids, sludge and manure as part of the regulation process of landfills, utilization of human and animal waste products as fertilizers, sewage treatment plants (for reintroduction of segregated fluids) and local air quality controls through the permitting process.

     MEST has not determined where the first dewatering processing system will be located. This determination will likely be made based upon the location of plants purchased by interested parties.

     The actual construction of the proprietary dewatering process by MEST Corp or a duly licensed subcontractor has not revealed or invited regulatory concern. Mechanics of this system involve in-feed augers, hoppers, mixing chambers, vacuum equipment, a segregation unit, a thermal desorption unit (turbid reactor), air pumps, ventilation equipment, conveyors, pelletizers and other standard manufactured items. The Company's negotiations with potential manufacturing partners will include a requirement that manufacturing and the physical facility where production is located comply with local, state or provincial and applicable national regulations.

      Many governments regulate and enforce wastewater treatment as well. Continued promulgation and enforcement of similar regulations, or the failure to adopt or enforce such regulations could have a significant impact on the demand for any technology which may be developed by the Company's joint ventures with TNO.

         The Company's offices are located at TNO Environmental Technology Valley Laan van Westenenk 501, 7334 D T Apeldoorn, The Netherlands. The Company's telephone number is 011 31 55 534 7040 and its facsimile number is 011 31 55 534 7532.

      As of June 30, 2001, the Company has one full time employee, Mr. Greg Schmick who serves as President, Secretary and Director. Contingent upon the Company raising sufficient capital, the Company plans to hire additional employees as may be required by the level of the Company's operations. See "Use of Proceeds".

Item  2.  Management's  Discussion  and  Analysis  or  Plan  of  Operations

      If TNO's study suggests that TNO's process will be commercially feasible, the Company plans to use TNO's technology to build manure/sludge treatment facilities for third parties. The Company anticipates that it will cost approximately $850,000 to $1,000,000 USD and require from four to six months to construct a plant capable of treating 11 tons per hour of manure.

      During the nine month period ending September 30, 2002, the Company projects expenditures of approximately $2,610,000 in capital to fund ongoing research, construct a full scale dewatering device, fund operating and marketing expenses and to acquire the exclusive rights to use the process being developed by MST for processing sludge. The Company plans to raise additional capital through the sale of its common stock.

     Current available funding will allow the Company to successfully operate for a period of twelve months as the Company is currently structured. In order to engage in activities designed to quantify energy costs for a variety of materials processed by the propriety dewatering device, engage in substantial marketing activities, construct production devices, additional capital will be required.

     Current research and testing in collaboration with TNO after the development of the pre-production device is concentrated on the quantification of energy costs and procedures for processing a variety of materials. The Company has plans for expanding the application of its proprietary process to all types of animal manure and waste, various types of sludge, fish waste, pulp and paper mill byproducts, agricultural and food processing wastes. The Company has positioned itself in collaboration with TNO with the ability to economically expand testing plans and individual market research economically and efficiently. The pre-production unit is capable of demonstrating the feasibility of utilizing the Company's proprietary dewatering process for specific applications. While the Company does not anticipate generating significant revenues from research or basic testing endeavors, it does expect to cover costs of applied energy costs analysis as well as specific application testing.

     The Company expects to market its 5 ton per hour or 11 ton per hour device and is currently entertaining several serious inquiries regarding the plan process and its application in Europe. The initial pre-production sales are expected to take longer than routine production because the Company anticipates resolving production engineering and volume processing issues. The Company also anticipates raising capital for in-house acquisition of production devices for demonstration facilities, fertilizers production or potential partnering or organic waste processing. In order to facilitate the Company's plans for marketing and production partnering, the Company expects to increase the number of its employees to accommodate these specific objectives.

     After the development of the 250 kg per hour pre-production device pursuant to the joint venture arrangement with TNO, the proprietary dewatering system has demonstrated the ability to process an ongoing stream of waste products. Preliminary data regarding the commercial feasibility indicates that the processing of manure may be commercially feasible in certain applications.
Commercial feasibility is dependent upon costs for disposal of animal waste, potential for re-utilization of the dewatered product and administrative costs of managing environmental regulations. For example, the process may be economically viable for a commercial feed lot or hog operation and may not be feasible for an individual dairy farmer.

      There can be no assurance that the TNO's treatment process will be commercially feasible, that the Company will be able to sell any treatment plants or that the Company will be able to raise any additional capital.

     The Company anticipates that the target market for the Company's proprietary dewatering device will be high volume feed lots for hogs, poultry, beef cattle and dairy animals where the aggregation and disposal of manure is costly and highly regulated. Preliminary acceptance of the economically efficient drying process is almost universal. However, commercial feasibility and viability of processing bio-wastes has yet to be determined. Third party purchases will generally not require in-house funding. Purchase contracts will require installments calculated to cover manufacturing costs. The Company currently does not anticipate acquiring necessary tooling for production or pre-production purposes. The Company anticipates procuring additional funding through September 30, 2002 through public offerings or private placements.

     Under enclosure 2 the Company has included an agreement with regard to the subordinated loan between M.E.S.T.,B.V. and MSTec, B.V. The referenced agreement acknowledges and contemplates MSTec, B.V.'s financial obligations to procure the licenses for the zeolite technology and patent procurement. MSTec, B.V. is required to pay the loan by remitting 50% of all positive operating profits commencing December 31, 1999. Any unpaid balance of the loan bears interest at the rate of 5% per annum. The interest is to be paid yearly. M.E.S.T.,B.V. agreed to subordinate MEST's repayment obligations for the benefit of Rabo Bank in Appledorn and the benefit of TNO so that MSTec, B.V. can pay all other debts except those that are "equal to both parties".

Item  3.  Description  of  Property.

The Company does not currently own any material amount of property or equipment.

Item  4.  Security  Ownership  of  Certain  Beneficial  Owners  and  Management.

    The following table sets forth the number of and percentage of outstanding shares of common stock beneficially owned by the Company's officers, directors and those shareholders owning more than 5% of the Company's common stock as of June 30, 2001.

                                  Shares  of
Name  and  Address                Common  Stock  (1)        Percent  of  Class
--------------------------------  -------------------     ----------------------
Marieke  Oudejans                    2,260,000  (2)               29.44%
#68  Willem  Van  Weldamme  LAAN
P.C.  1082  KW
Amsterdam,  The  Netherlands

Maurice  Schelvis                    2,010,000  (2)               26.19%
Stadhouderskade  142
1074  BA  Amsterdam
The  Netherlands

Eugene  M.  Larabie                       --                         --
507-595  Howe  St.
Vancouver,  British  Columbia
Canada  V6C  2T5

Robert  E.  Johnson                       --                         --
L1901-1600  Beach  Avenue
Vancouver,  British  Columbia
Canada  V6G  7Y6


All  Officers  and  Directors        4,270,000                     55.63%
  as  a  Group  (4  persons)

(1) Does not include shares issuable upon the exercise of options held by the certain officers. See "Management - Transactions with Affiliates".

Item  5.  Directors,  Executive  Officers,  Promoters  and  Control  Persons.

    The  following  sets  forth  certain  information   concerning  the  present
management  of  the  Company:


Name                       Age  Position  with  Company
-------------------------  ---  ------------------------------------------------
Marieke  Oudejans           30  President,  Secretary,  Director (12/97 to 4/01)
Greg  Schmick               51  President,  Secretary,  Director  (began  April
                                2000)
Maurice  Schelvis           59  Vice  President
Eugene  M.  Larabie         61  Vice  President
Robert  E.  Johnson         65  Chief  Financial  Officer  and  Vice
                                President  of  Operations

     Greg Schmick has been president and Secretary the Company since April, 2001. Mr. Schmick has been a Director since February of 2000. Mr. Schmick has been previously engaged as a principal of International Soil Sciences, Inc., a Oregon corporation, engaged in the business of recycling since 1998. For the past 5 years, Mr. Schmick has been an independent contractor consulting for various recycling operations in the Pacific Northwest.

      Marieke  Oudejans  has  been  was formerly an Officer and  Director of the
Company from January 1998 to April 2001. Since June 1997 Ms. Oudejans as been the President of M.E.S.T., B.V., a corporation which was acquired by the Company in April 1998 until April 2001. Until June 1997 Ms. Oudejans was an assistant vice president for ATT-Unisource, a Company engaged in telecommunications.

      Maurice Schelvis has been an officer and director of the Company since July 1998. For the past five years Mr. Schelvis has been an officer and director of a real estate trading company.

      Eugene M. Larabie has been an Officer of the Company since February 1998. Since 1984 Mr. Larable has been the president of Laroth Engineering Ltd., a corporation providing consulting services to the mining industry.

     Robert E. Johnson has been an Officer of the Company since February 1998. Mr. Johnson has been retired since 1993. From 1975 to 1993 Mr. Johnson was manager of customer services for the British Columbia Hydro and Power Authority.

      Technical Advisor Jan Pranger is a process engineering consultant with extensive experience in manufacturing and design and has served as a technical advisor since March 1999. Mr. Pranger obtained his masters degree in Chemical Engineering (with distinction) from the Dutch University of Delft. Before starting his studies he gained several years research experience with the Company Tebodin Consultants and Engineers in the Hague. After obtaining his degree in chemical engineering, Mr. Pranger became a member of the Royal Institute of Engineers (Kivl).

Item  6.  Executive  Compensation.

      The following table sets forth in summary form the compensation received by (i) Marieke Oudejans, the Company's Former President, (ii) Maurice Schelvis, Eugene Larabie and Robert Johnson, the Company's Vice Presidents and (iii) Greg Schmick, the Company's current President and Secretary and (iv) by each other executive officer of the Company who received compensation during the fiscal years ending December 31, 1997, 1998, 1999, 2000 and the six-month period ending June 30, 2001.

                                             Other Annual  Restricted    Options
    Name  and         Fiscal  Salary  Bonus  Compensation  Stock Awards  Granted
Principal  Position    Year    (1)     (2)        (3)           (4)        (5)
--------------------  ------  ------  -----  ------------  ------------  -------
Marieke  Oudejans,      1997     --      --         --           --          --
President               1998     --      --         --           --     100,000
                        1999                                            100,000
                        2000   $87,602   --         --           --     100,000
                        06/01  $29,200   --         --           --      50,000

Maurice  Schelvis,      1997     --      --         --           --          --
Vice  President         1998     --      --         --           --     100,000
                        1999     --      --         --           --     100,000
                        2000     --      --         --           --     100,000
                        06/01    --      --         --           --      50,000

Greg  Schmick,          1997     --      --         --           --          --
President/Secretary     1998     --      --         --           --          --
                        1999     --      --         --           --          --
                        2000     --      --         --           --          --
                        06/01    --      --         --           --          --

Eugene  Larabie,        1997     --      --         --           --          --
Vice  President         1998     --      --         --           --      15,000
                        1999     --      --         --           --          --
                        2000     --      --         --           --          --
                        06/01    --      --         --           --          --

Robert  Johnson,        1997     --      --         --           --          --
Vice  President         1998     --      --         --           --      15,000
                        1999     --      --         --           --          --
                        2000     --      --         --           --          --
                        06/01    --      --         --           --          --

(1)  The  dollar  value  of  base  salary  (cash  and  non-cash)  received.

(2)  The  dollar  value  of  bonus  (cash  and  non-cash)  received.

(3) Any other annual compensation not properly categorized as salary or bonus, including perquisites and other personal benefits, securities or property. Amounts in the table represents automobile allowances.

(4) Amounts reflect the value of the shares of the Company's common stock issued as compensation for services.

(5) The shares of Common Stock to be received upon the exercise of all stock options granted during the year fiscal years shown in the table.

      The table below shows the number of shares of the Company's Common Stock owned by the officers listed above, and the value of such shares as of June 30, 2001.

      Name                          Shares                        Value
      ---------------------       ---------                   -------------
      Marieke  Oudejans           2,260,000                   Unknown  *
      Maurice  Schelvis           2,010,000                   Unknown  *

* The Company's common stock did not begin to trade until July 1999. From July, 1999 until June 2001, there has not been sufficient trading history or consistent market from which to base an opinion regarding the value of such shares.

    The following shows the amounts which the Company expects to pay to its officers and technical advisor during the year ending December 31, 2001 and the time which the Company's executive officers and technical advisor plan to devote to the Company's business. The Company does not have employment agreements with any of its officers or technical advisor.

                             Proposed            Time  to  be  Devoted
Name                       Compensation         To  Company's  Business
-------------------------  -------------------  --------------------------------
Marieke  Oudejans                  (1)                       100% (to 4/01)
Greg  Schmick                    $12,000(4)                  100% (from 4/01)
Maurice  Schelvis                  (2)                       50%
Eugene  Larabie                    (3)                        5%
Robert  E.  Johnson                (3)                        5%
Jan  Pranger                       (5)                        0%

(1) The Company plans to issue 1,100,000 shares of its common stock to Ms. Oudejans for services rendered to April, 2001. Ms. Oudejans was compensated at the rate of $87,602 per year beginning in 2000 which terminated with her employment in April 2001.
(2) Subsequent to September 30, 1999 the Company issued 100,000 shares of its common stock to Mr. Schelvis for services provided to the Company. The Company also plans to compensate Mr. Schelvis with options for the purchase of shares of the Company's common stock.
(3) The Company plans to issue shares of its common stock, as well as options, to this person for services provided to the Company.
(4)  Mr.  Schmick's  stock  option  package  is  yet  to  be  determined.
(5)  Mr. Pranger's services are not anticipated to be required until 2002.

      The Company's Board of Directors may increase the compensation paid to the
Company's   officers   depending  upon  the  results  of  the  Company's  future
operations.

       As of June 30,2001 the Company had granted options for the purchase of the Company's common stock to the following persons:

                      Shares  Subject             Option          Expiration
Name                    To  Option            Exercise Price         Date
--------------------  ----------------        --------------  ------------------
Marieke  Oudejens        100,000/yr              $0.50         July 31, 2002
Maurice  Schelvis        100,000/yr              $0.50         February 2, 2002
Eugene  M.  Larabie        15,000                $0.50         July 31, 2000
Robert  E.  Johnson        15,000                $0.50         July 31,  2000
Frank  J.  Janssen         50,000                $0.50         July 31, 2003
Afris  Holding  B.V.       50,000                $0.50         July 31, 2003

                                                                 Value  of
                                                                 Unexercised
Name               Shares                  No.  of  Securities    In-The-Money
                   Acquired      Value     Underlying            Options/
                   on  Exercise  Realized  Unexercised  options/  SARs at FY-end
                                           SARs  and  FY-end       (dollars)
                                           Exercisable  and       Exercisable/
                                           Unexercisable         Unexercisable
-----------------  ------------  --------  --------------------  ---------------
Marieke Oudejans        0          0          300,000/500,000     see footnote 1
Maurice Schelvis        0          0          300,000/500,000     see footnote 1
Eugene M. Larabie       0          0           15,000/15,000      see footnote 1
Robert E. Johnson       0          0           15,000/15,000      see footnote 1
Frank J. Janssen        0          0           50,000/50,000      see footnote 1
Afris Holdings BU       0          0           50,000/50,000      see footnote 1

(1) The Company is unable to place a value of exercisable or unexercisable options due to the lack of historical or current market activity. However, footnote 11 on the Notes to Consolidated Financial Statements represented compensation costs to operations as follows: 1998 - $865,938; 1999 - $717,900; 2000 - $767,900.

     Accounting standards which consider standards for recognition of stock in stock options for purposes of compensating directors, officers, employees or advisers, are found in Statement of Financial Accounting Standards number 123 (SFAS 123). In accordance with SFAS 123, the options and/or stock compensation given to the individuals mentioned in the last table of item 6 follows: Options granted to Marieke Oudejans and Maurice Schelvis were deemed compensation for services rendered for founders efforts, forbearance from collecting wages or salaries and for compensation for loans or monies advanced. Options to Messrs. Larabie and Johnson were compensation for more limited activities benefiting the Company. Afris Holdings, Inc. received stock options pursuant to a request by Richard Van Bremmell who acted as general manager in 1998-1999 as part of a salary compensation package. Larabie and Johnson were each given options for 15,000 shares as part of a salary compensation package.

Item  7.  Certain  Relationships  and  Related  Transactions.

    The Company has issued shares of its common stock to the persons, in the amounts, and for the consideration set forth below:

                                        Number
       Name                Date        of  Shares       Consideration
---------------------  -----------  ----------------  --------------------------
Marieke  Oudejans         4/9/98        1,920,000     All  of  the  issued
                                                      and  out-standing
                                                      shares  of  M.E.S.T., B.V.

Marieke  Oudejans        4-08-98        2,100,000     $25 and founder's services

Maurice  Schelvis        3-10-98          250,000     $25 and founder's services

     An accounting of the loans made by the Company's principals, Marieke Oudejans and Maurice Schelvis, appear in four related party transactions and
Note 12 "Subsequent Events" which are attached to the consolidated financial statements for years ending December 31, 1998, 1999, and 2000. The loans, forgiveness of debt and reconciliation occurred May 15, 2001 and explanations have been made as a part of the audited accounting.

       In March 1999 Marieke Oudejans transferred 1,760,000 of her shares of the Company's common stock to Maurice Schelvis in a private transaction. See Securities Ownership of Certain Beneficial Owners, above.

     M.E.S.T., B.V. had issued previously 2,000 shares of its common stock to Marieke Oudejans which represented all of the issued and outstanding stock of M.E.S.T., B.V. At the time of the April 9, 1998 transaction, no attempt was made by M.E.S.T., B.V. to obtain an independent business appraisal or accounting opinion regarding the value of M.E.S.T., B.V. M.E.S.T., B.V.'s assets consisted of rights and duties it procured by virtue of the Licensing Agreement between TNO, MSTec, B.V. and M.E.S.T., B.V. with its attendant rights, duties and liabilities. The value of the proprietary dewatering system was not the subject of an independent business valuation or independent audit. Consequently, there were no representations made to shareholders, officers or directors of the Company in regards to the sale/acquisition of M.E.S.T., B.V. shares.

Item  8.  Description  of  Securities.

Common  Stock

    The Company is authorized to issue 30,000,000 shares of Common Stock (the "Common Stock"). As of June 30, 2001 the Company had 7,320,055 shares of Common Stock issued and outstanding. Holders of Common Stock are each entitled to cast one vote for each share held of record on all matters presented to shareholders. Cumulative voting is not allowed; hence, the holders of a majority of the outstanding Common Stock can elect all directors.

    Holders of Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor and, in the event of liquidation, to share pro rata in any distribution of the Company's assets after payment of liabilities. The Board of Directors is not obligated to declare a dividend and it is not anticipated that dividends will be paid until the Company is in profit.

    Holders of Common Stock do not have preemptive rights to subscribe to additional shares if issued by the Company. There are no conversion, redemption, sinking fund or similar provisions regarding the Common Stock. All of the outstanding shares of Common Stock are fully paid and non-assessable and all of the shares of Common stock offered hereby will be, upon issuance, fully paid and non-assessable.

     The stock of the Company MEST Corp is considered a penny stock which has numerous trading restrictions by virtue of the Securities and Exchange Act of 1934. Please refer to Rule 15g-1 through 15g-9 (17 CFR 240.15 g-1 through 17 CFR 240.15 g-9). 17 CFR 240.15g-2 makes it unlawful for a broker or dealer to effect a penny stock transaction for or with the account of a customer unless he or she has furnished to the customer a document which contains the warnings and precautionary disclosures regarding the penny stock market contained in 17 CFR 240.15g-100, 15g, and a manually signed acknowledgment of receipt of these documents. Schedule 15g contains important information regarding penny stocks which include disclosures regarding the risk of investing in penny stocks, the financial remuneration of the sales person in regards to the stock purchased, rights to seek outside advice before buying any stock and rights with respect to redress through compliance officer for any problems which may have arisen regarding sales persons. Schedule 15g cautions investors regarding information which investors should obtain, offering price, selling prices and compensation charged by the selling and purchasing dealers. Potential investors are also cautioned regarding brokers' duties and customers' rights and remedies which include contact information for the NASD, NASAA and the SEC. Schedule 15g also informs investors regarding the role of the Securities and Exchange Commission with respect to the issuance or approval of such shares and provides further cautions regarding the timeliness of investment decisions, information concerning the company issuing the stock, risk of penny stock securities and the market and the credibility and reliability of the brokerage firm who is purveying the stock.

     Rule 15g-3, 17 CFR 240.15g-3 requires a broker or dealer to reveal to prospective purchasers inside bid or offer quotations if such are available. Under certain circumstances the dealer is required to disclose its offer price for the security under conditions set forth in Rule 15g-3(a)(i)(A) and (C). Rule 15g-4 requires the broker or dealer to reveal the aggregate amount of any compensation received in connection with a transaction of penny stock and keep records regarding such disclosures. Rule 15g-5 requires a broker or dealer to reveal to its customer the aggregate amount of any cash compensation received as a part of a transaction and keep records of the same. Rule 15g-6 requires brokers and dealers to send a customer a written statement containing the information concerning price determinations and market and price information in accordance with Rule 15g-6(c)(d). Rule 15g-8 prohibits any person from selling or offering securities deposited and held in escrow or trust account pursuant to rule 419 under Securities Act of 1933 with certain exceptions. Rule 15g-9 restricts broker/dealers from selling any penny stocks to customers unless the transaction is exempt or the broker/dealer before the transaction has approved the person's account transactions involving penny stocks pursuant to Rule 15g-9(b) and the broker or dealer has received a written agreement to the transaction setting forth the identity and quantity of the penny stock to be purchased.

     The foregoing description is intended only as a summary of the restrictions on broker/dealers with respect to the promotion and sale of penny stock transactions. The two fold effect of compliance with all of the broker dealer regulations set forth above allows prospective purchasers to have valuable information regarding the financial motivations of the broker dealer purveying penny stock and restricts broker dealers with respect to the financial qualifications and informational requirements distributable to persons contemplating the acquisition of the company's shares. A copy of Rule 15g, read it carefully and consult with counsel if necessary.

Preferred  Stock

    The Company is authorized to issue up to 5,000,000 shares of Preferred Stock. The Company's Articles of Incorporation provide that the Board of Directors has the authority to divide the Preferred Stock into series and, within the limitations provided by Delaware statute, to fix by resolution the voting power, designations, preferences, and relative participation, special rights, and the qualifications, limitations or restrictions of the shares of any series so established. As the Board of Directors has authority to establish the terms of, and to issue, the Preferred Stock without shareholder approval, the Preferred Stock could be issued to defend against any attempted takeover of the Company.

      The  Company's  directors ratified Company activities to   established the
Company's Series A Preferred Stock and authorized the issuance of up to 1,000,000 shares of Series A Preferred Stock as part of this series. Each share of Series A Preferred Stock is entitled to a dividend at the rate of $0.30 per share when, as and if declared by the Board of Directors out of funds legally available for the payment of dividends. Dividends not declared by the Board of Directors do not cumulate. Upon any liquidation or dissolution of the Company, each outstanding share of the Series A Preferred Stock is entitled to distribution of $4.00 per share prior to any distribution to the holders of the Company's Common Stock. The holders of the Series A Preferred Stock are not entitled to any voting rights. Each share of the Series A Preferred
Stock is convertible into one share of the Company's Common Stock at any time after June 1, 1999. Effective February 1, 2000 each Series A Preferred Share which is still outstanding will automatically be converted into one share of the Company's common stock.

      As  of  June  30,  2001  the  Company has sold 535,985  Series A Preferred
Shares at an average price of $4.01 per share (after currency translation adjustments). The Company is currently converting all Series A Preferred Shares into Common Shares.

                                     PART  II

Item 1. Market Price of and Dividends on the Company's Common Equity and Other Shareholder Matters.

     As of June 30, 2001 there were 169 record owners of the Company's common stock and 141 record owners of the Company's Series A preferred stock. The Company's common stock is traded in the over-the-counter market. Set forth below are the range of high and low bid quotations for the periods indicated as reported by National Quotation Bureau. The market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not necessarily represent actual transactions. The Company's common stock began trading in July 1999. There is no public market for the Company's Series A Preferred Stock.

                  Quarter  Ending             High            Low
                  ---------------------       -----           -----
                  September  30,  1999        $ 4.50          $4.43
                  December  31,  1999           --             --
                  March  31,  2000              4.00           2.00
                  June  30,  2000               --             --
                  September  30,  2000          --             --
                  December  31,  2001           1.00           0.12
                  March  31,  2001              1.04           0.98
                  June  30,  2001               --             --

      Holders of Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor and, in the event of liquidation, to share pro rata in any distribution of the Company's assets after payment of liabilities. The Board of Directors is not obligated to declare a dividend. The Company has not paid any dividends on it's Common Stock and the Company does not have any current plans to pay any Common Stock dividends.

      The provisions in the Company's Articles of Incorporation relating to the Company's Preferred Stock would allow the Company's directors to issue Preferred Stock with rights to multiple votes per share and dividends rights which would have priority over any dividends paid with respect to the Company's Common Stock. The issuance of Preferred Stock with such rights may make more difficult the removal of management even if such removal would be considered beneficial to shareholders generally, and will have the effect of limiting shareholder participation in certain transactions such as mergers or tender offers if such transactions are not favored by incumbent management.

Item  2.  Legal  Proceedings.

         The company has been made aware of an inquiry from the COB Bourse Authority (Securities Regulators in France) published in the September 22, 1999 Extel Examiner (France). No communication regarding a complaint or claim has been made to the Company. The COB Bourse Authority will not share any information regarding the complaint or status of any investigation.

Item  3.  Changes  in  and  Disagreements  with  Accountants.

        The Company changed Auditors from Arenthals En Partners (a Netherlands Accounting Firm) to Williams & Webster PS, Certified Public Accountants. To the extent the Consolidated Financial Statements for calendar years 1998, 1999 and 2000, together with the Quarterly Consolidated Financial Statements for quarters ending March 31, June 30 and September 30, 2000 and March 31 and June 30, 2001 differ from the Statements provided by Arenthals En Partners, Management disagrees with the Financial Statements provided by Arenthals En Partners.

Item  4.  Recent  Sales  of  Unregistered  Securities.

Shares  outstanding                                                Common  Stock
-----------------------------------------------------------------  -------------
1.  On  December 11, 1997 the Company sold 5,000,000 shares            5,000,000
      of common stock for $5,000 in cash.

       Please refer to the narrative response to Comments Nos. 4 and 5. The December 11, 1997 transaction whereby Solutions Tek, Inc. sold 5,000,000 shares of common stock to Bona Vista Holdings, Inc. privately in an isolated transaction involving an accredited investor with no public solicitation Securities Act of 1933 Section 4 (6). Bona Vista Holdings, Inc. is an entity in which all of the shareholders (Martin Apps) were accredited investors by virtue of his status as director and executive. See 17 CFR 233.501(a) (4) and (8). Rule 502(b)(1) makes no mandatory disclosure of information to an accredited investor under Rule 505 or 506 exemptions. Rule 505 is available to the Solutions Tek, Inc. sale of 5,000,000 shares by virtue of the accredited status afforded to Bona Vista Holdings and its shareholder who was the director and executive officer and the fact that the aggregate amount of sales did not exceed $5,000,000.00. Rule 505 does not contain the exceptions listed under Rule 504
(a) (1), (2) and (3) which precludes the use of Rule 504 for "development stage company that either has no specific business plan or purpose". Note, these shares were subject to the reverse stock split described in number 3 below.

2.  On  December  26,  1997  the  Company  issued  175,456 shares      5,175,456
    of its common stock in a share-for-share exchange with the Series "L" shareholders of STB Corp.

The Company avails itself of the "exempted transaction" status of the Company's issuance of 175,456 common shares in a cashless, share for share exchange with the holders of Series L common shares of STB Corp. Section 4 of the Securities and Exchange Act of 1933 expressly provides that the registration requirements of the 1933 Act under Section 5 do not apply to transactions by an issuer NOT involving any public offering. The exchange involved no consideration other than stock. The Series L, STB shareholders had the opportunity to vote at the special meeting of shareholders, January 8, 1998. No single dissent vote was made. Aside from the Notice to Shareholders of special meeting, no general advertisement or solicitation was made by the Company to the public. Note, these shares were subject to the reverse stock split described in number 3 below.

3.   On  March  2,  1998  shareholders  owning  in  excess of 50%          5,175
      of the Company's common stock approved a 1,000-for-1 reverse split of the Company's common stock.

4.   On  April  9,  1998  the  Company  sold  5,094,900  shares of     5,100,075
      common  stock  for  $510.

5.   On  April  9,  1998  the  Company  issued  1,920,000 shares of    7,020,075
     its common stock in consideration for all issued and out-standing shares of M.E.S.T., B.V., a Netherlands corporation.

6.   Between June 8, 1998 and October 9, 1998  the  Company  sold      7,320,055
     299,980 shares of its common stock for $3.00 per share.

     Between June 8, 1998 and October 9, 1998, the Company sold 299,980 common shares pursuant to an exemption under 17 CFR 230:504 (Regulation D 504 of the Securities and Exchange act of 1933) and Regulation S. The Company directly solicited investors at $3.00 USD per share. The Company received and accepted 146 subscriptions and raised a total of $899,940.00 which was reported to the SEC on the standardized Regulation D Report Form. All of the shareholders who purchased common stock were solicited offshore as that term is defined and utilized under Regulation S (17 CFR 233:902). There was no direct or indirect selling effort made in the United States by the Company, a Company affiliate or an agent representing the Company or affiliate. The offering amount qualified it for an exemption from registration pursuant to Regulation D, Rule 504 of the 1933 Act.

Shares  outstanding                                              Preferred Stock
---------------------------------------------------------------  ---------------

1.     From December  7, 1998 to June 30, 2000 the Company               535,985
       sold 535,985 preferred shares and raised a total of $2,147,185.

     Between December 7, 1998 and June 30, 2000, the Company sold 535,985 preferred shares pursuant to an exemption under 17 CFR 230:903 (Regulation S). The Company directly solicited foreign investors at $4.01 USD per share. The Company received and accepted 141 subscriptions and raised a total of $2,147,185. All of the shareholders who purchased preferred stock were solicited offshore as that term is defined and utilized under Regulation S (17 CFR 233:902). There were no direct selling efforts made in the United States by the Company, a Company affiliate or an agent representing the Company or affiliate.

      The sale of the Company's Series A preferred stock was exempt pursuant to the provisions of Regulation S of the Securities and Exchange Commission. No offering or sale of the Series A preferred stock was made to any U.S. person. The Series A preferred stock and the shares issuable upon the conversion of Series A preferred stock are restricted securities as that term is defined in Rule 144 of the Securities and Exchange Commission. Neither the Series A preferred shares or any shares issuable upon the conversion of the Series A preferred shares can be sold or transferred to any U.S. person, unless registered for public resale, prior to the end of the restricted period required by Regulation S.


Item  5.  Indemnification  of  Directors  and  Officers.

      The Delaware General Corporation Law and the Company's Bylaws provide that the Company may indemnify any and all of its officers, directors, employees or agents or former officers, directors, employees or agents, against expenses actually and necessarily incurred by them, in connection with the defense of any legal proceeding or threatened legal proceeding, except as to matters in which such persons shall be determined not to have acted in good faith and in the best interest of the Company. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

                           MANAGEMENT OF ENVIRONMENTAL
                          SOLUTIONS & TECHNOLOGY CORP.
                          (A DEVELOPMENT STAGE COMPANY)
                        CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 2000, 1999, AND 1998







                              WILLIAMS & WEBSTER PS
                          CERTIFIED PUBLIC ACCOUNTANTS
                        BANK OF AMERICA FINANCIAL CENTER
                          601 W. RIVERSIDE, SUITE 1940
                                SPOKANE, WA 99201
                                 (509) 838-5111










                           MANAGEMENT OF ENVIRONMENTAL
                          SOLUTIONS & TECHNOLOGY CORP.
                          (A DEVELOPMENT STAGE COMPANY)

                                TABLE OF CONTENTS



INDEPENDENT  AUDITOR'S  REPORT                                                 1

CONSOLIDATED  FINANCIAL  STATEMENTS

     Consolidated  Balance  Sheets                                             2

     Consolidated  Statements  of  Operations  and Comprehensive Loss          3

     Consolidated  Statement  of  Stockholders' Equity (Deficit)               4

     Consolidated  Statements  of  Cash  Flows                                 5

NOTES  TO  FINANCIAL  STATEMENTS                                               6

Board  of  Directors
Management  of  Environmental  Solutions  &  Technology  Corp.
Amsterdam,
The  Netherlands

                          INDEPENDENT AUDITOR'S REPORT
                          ----------------------------

We have audited the accompanying consolidated balance sheets of Management of Environmental Solutions & Technology Corp. (a development stage company) as of December 31, 2000, 1999, and 1998 and the related consolidated statements of operations and comprehensive loss, cash flows, and stockholders' equity (deficit) for the years then ended and for the period from December 10, 1997 (inception) to December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audits in accordance with accounting standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Management of Environmental Solutions & Technology Corp. December 31, 2000, 1999, and 1998, and the results of its operations and its cash flows for the period from December 10, 1997 (inception) to December 31, 2000, in conformity with accounting standards generally accepted in the United States of America.

As discussed in Note 2, the Company has been in the development stage since its inception on December 10, 1997. Realization of a major portion of the assets is dependent upon the Company's ability to meet its future financing requirements, and the success of future operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding those matters are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Williams & Webster, P.S.


Williams  &  Webster,  P.S.
Certified  Public  Accountants
Spokane,  Washington
June  1,  2001

MANAGEMENT OF ENVIRONMENTAL SOLUTIONS & TECHNOLOGY CORPORATION
(A  DEVELOPMENT  STAGE  COMPANY)
 CONSOLIDATED  BALANCE  SHEETS

                                      December 31,    December 31,   December  31,
                                         2000            1999            1998
                                    --------------  --------------  --------------
ASSETS
CURRENT  ASSETS
     Cash                           $     666,746   $     646,274   $     728,870
     Tax refunds receivable                44,157          33,582          37,248
     Due from shareholders or
       related  parties                   158,441         933,303             -
     Other  receivables                       -             2,247           5,288
     Prepaid  expenses                     19,274          15,936           3,703
                                    --------------  --------------  --------------
          Total Current Assets            888,618       1,631,342         775,109
                                    --------------  --------------  --------------
OTHER  ASSETS
     Property and equipment
       (net of depreciation)                7,182          11,359           3,356
                                    --------------  --------------  --------------
          Total  Other  Assets              7,182          11,359           3,356
                                    --------------  --------------  --------------
          TOTAL  ASSETS             $     895,800   $   1,642,701   $     778,465
                                    ==============  ==============  ==============
LIABILITIES  AND  STOCKHOLDERS'  EQUITY
CURRENT  LIABILITIES
     Loans  from  related  parties  $     109,090   $     119,480   $      99,996
     Accrued  expenses                     12,738             -             9,060
     Accounts  payable                     63,048         544,171          66,762
     Other  liabilities                       -               -            31,775
                                    --------------  --------------  --------------
       Total Current Liabilities          184,876         663,651         207,593
                                    --------------  --------------  --------------
STOCKHOLDERS'  EQUITY
  Preferred stock, $0.0001 par value
    - authorized 5,000,000 shares
    Series A preferred shares
    issued and outstanding at end
    of year, respectively, 535,985,
    427,485,  and  23,900                      53              42               2
  Common stock, $0.0001 par
    value - authorized 30,000,000
    shares; 7,320,055 shares
    issued  and  outstanding                  732             732             732
  Additional paid-in capital            3,149,176       2,615,517       1,014,149
  Stock  options                        2,274,650       1,583,838         865,938
  Deficit accumulated during
    the development stage              (4,530,690)     (3,135,375)     (1,325,233)
  Accumulated other comprehensive
    income (loss)                        (182,997)        (85,704)         15,284
                                    --------------  --------------  --------------
  Total  Stockholders'  Equity            710,924         979,050         570,872
                                    --------------  --------------  --------------
    TOTAL  LIABILITIES  AND
             STOCKHOLDERS'  EQUITY  $     895,800   $   1,642,701   $     778,465
                                    ==============  ==============  ==============

The accompanying notes are an integral part of these consolidated financial statements.

MANAGEMENT OF ENVIRONMENTAL SOLUTIONS & TECHNOLOGY CORPORATION
(A  DEVELOPMENT  STAGE  COMPANY)
CONSOLIDATED  STATEMENTS  OF  OPERATIONS  AND  COMPREHENSIVE  LOSS

                                                                          From Inception
                                                                          (December 10,
                                For  the  Years  Ended  December  31,         1997)
                             ------------------------------------------   to December 31,
                                 2000           1999           1998            2000
                             -------------  -------------  -------------  ---------------
REVENUES                     $        -     $        -     $        -     $          -

OPERATING  EXPENSES
  General and administrative    1,054,970        902,187      1,277,226        3,281,252
  Research and development         63,782        471,595            -            535,377
  Depreciation                      4,177          2,189            345            6,711
                             -------------  -------------  -------------  ---------------
  Total  Operating  Expenses    1,122,929      1,375,971      1,277,571        3,823,340

LOSS  FROM  OPERATIONS         (1,122,929)    (1,375,971)    (1,277,571)      (3,823,340)

OTHER  INCOME  (EXPENSES)
  Interest  income                 75,446         34,037            -            109,483
  Interest  expense                   -              -             (793)            (793)
                             -------------  -------------  -------------  ---------------
  Total Other Income
   (Expenses)                      75,446         34,037           (793)         108,690
                             -------------  -------------  -------------  ---------------

LOSS BEFORE INCOME TAXES       (1,047,483)    (1,341,934)    (1,278,364)      (3,714,650)

INCOME  TAXES                         -              -              -                -
                             -------------  -------------  -------------  ---------------

NET  LOSS  AFTER  TAXES        (1,047,483)    (1,341,934)    (1,278,364)      (3,714,650)

LOSS  FROM  JOINT  VENTURE       (347,832)      (468,208)           -           (816,040)
                             -------------  -------------  -------------  ---------------

NET  LOSS                      (1,395,315)    (1,810,142)    (1,278,364)      (4,530,690)

OTHER COMPREHENSIVE INCOME
  (LOSS)
  Foreign currency
   translation gain (loss)        (97,293)      (100,988)        15,284         (182,997)
                             -------------  -------------  -------------  ---------------
COMPREHENSIVE (LOSS)         $ (1,492,608)  $ (1,911,130)  $ (1,263,080)  $   (4,713,687)
                             =============  =============  =============  ===============

LOSS  PER  COMMON  SHARE,
  BASIC  AND  DILUTED        $      (0.20)  $      (0.26)  $      (0.22)  $        (0.68)
                             =============  =============  =============  ===============
WEIGHTED AVERAGE NUMBER OF
  COMMON SHARES OUTSTANDING,
  BASIC AND DILUTED            7,320,055       7,320,055      5,825,885        6,902,688
                             =============  =============  =============  ===============

The accompanying notes are an integral part of these consolidated financial statements.

MANAGEMENT OF ENVIRONMENTAL SOLUTIONS & TECHNOLOGY CORPORATION
(A  DEVELOPMENT  STAGE  COMPANY)
CONSOLIDATED  STATEMENT  OF  STOCKHOLDERS'  EQUITY

                                                                                                           Accum-
                                                                                              Accum-       ulated
                                                                                               ulated      Other
              Preferred  Stock            Common  Stock                                       Deficit      Compre-       Total
              -------------------------  ------------------------  Additional                 During        hensive      Stock-
              Number of                   Number of                Paid-in       Stock        Development  Income         holders'
              Shares         Amount       Shares        Amount     Capital       Options      Stage        (Loss)        Equity
              -----------  -----------  -----------  ------------  ------------  -----------  -----------  -----------  -----------
Inception,
 Dec. 10, 1997       -     $      -     $      -     $      -      $      -      $      -     $      -     $      -     $      -
Issuance of
 common stock
 for cash
 Dec. 11, 1997       -            -          5,000            1         5,009           -            -            -          5,010
Issuance of
 common stock
 to acquire
 STB Corp. on
 Dec. 26, 1997       -            -            175          -             175           -            -            -            175
Net loss for
 year ended
 Dec. 31, 1997       -            -            -            -             -             -        (46,869)         -        (46,869)
              -----------  -----------  -----------  ------------  ------------  -----------  -----------  -----------  -----------
Balance,
 Jan. 1, 1998        -            -          5,175             1         5,184          -        (46,869)         -        (41,684)
Issuance of
 common stock
 as follows:
 For cash on
 March 10, 1998      -            -      5,394,880           539       899,911          -            -            -        900,450
 To acquire
 subsidiary on
 April 9, 1998       -            -      1,920,000           192        19,808          -            -            -         20,000
Issuance of
 preferred
 stock for cash
 December 7
 through 24 at
 an average
 price of $3.73
 per share        23,900            2          -             -         89,246           -            -            -         89,248
Issuance of
 stock options
 for compensation
 on August 31,1998    -           -            -            -             -         865,938          -            -        865,938
Net loss for
 year ended
 Dec. 31, 1998        -           -            -            -             -             -     (1,278,364)      15,284   (1,263,080)
              -----------  -----------  -----------  ------------  ------------  -----------  -----------  -----------  -----------
Balance,
 Dec. 31, 1998     23,900           2    7,320,055          732     1,014,149       865,938   (1,325,233)      15,284      570,872
Issuance of
 preferred stock
 for cash
 January through
 December at an
 average price
 of $3.97
 per share         403,585          40          -            -      1,601,368           -            -            -      1,601,408
Issuance of
 stock options
 for compensation
 on August 31, 1999    -           -            -            -            -         717,900          -            -        717,900
Net loss for
 year ended
 Dec. 31, 1999         -           -            -            -            -             -     (1,810,142)    (100,988)  (1,911,130)
              -----------  -----------  -----------  ------------  ------------  -----------  -----------  -----------  -----------
Balance,
 Dec. 31, 1999    427,485           42    7,320,055          732     2,615,517    1,583,838   (3,135,375)     (85,704)     979,050
Issuance of
 preferred stock
 for cash Jan.
 through June at
 an average price
 of $4.21 per
 share            108,500           11          -            -         456,571          -            -            -        456,582
Issuance of
 stock options for
 compensation on
 August 31, 2000      -            -            -            -             -        767,900          -           -        767,900
Expiration of
 stock options
 on July 31, 2000     -            -            -            -          77,088      (77,088)         -           -            -
Net loss for
 year ended
 Dec. 31, 2000        -            -            -            -             -            -     (1,395,315)    (97,293)   (1,492,608)
              -----------  -----------  -----------  ------------  ------------  -----------  -----------  -----------  -----------
Balance,
 Dec. 31, 2000    535,985  $        53    7,320,055  $       732   $  3,149,176  $2,274,650  $(4,530,690)  $(182,997)   $  710,924
              ===========  ===========  ===========  ============  ============  ===========  ===========  ===========  ===========

The accompanying notes are an integral part of these consolidated financial statements.

MANAGEMENT OF ENVIRONMENTAL SOLUTIONS & TECHNOLOGY CORPORATION (A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED  STATEMENTS  OF  CASH  FLOWS

                                                                          From Inception
                                                                          (December 10,
                                For  the  Years  Ended  December  31,         1997)
                             ------------------------------------------   to December 31,
                                 2000           1999           1998            2000
                             -------------  -------------  -------------  ---------------
CASH FLOWS FROM OPERATING
ACTIVITIES:

Net  loss                    $ (1,395,315)  $ (1,810,142)  $ (1,278,364)  $   (4,530,690)
Foreign currency translation
  gain  or  (loss)                (97,293)      (100,988)        15,284         (182,997)
Adjustments to reconcile net
  loss to net cash used in
  operating activities:
    Depreciation                   4,177           2,189           345             6,711
   (Increase) decrease in
      assets:
      Accounts receivable        (10,575)          3,666       (37,248)          (44,157)
      Other receivables            2,247           3,041        (5,288)              -
      Prepaid  expenses           (3,338)        (12,233)       (3,703)          (19,274)
      Options granted as
        Compensation             767,900         717,900       865,938         2,351,738
    Increase (decrease) in
      liabilities:
      Accrued liabilities         12,738          (9,060)        9,060           12,738
      Accounts  payable         (481,123)        477,409        66,762           57,863
    Loans from related
      parties                    (10,390)         19,484        53,127           62,221
    Other liabilities                -           (31,775)       31,775           46,869
                             -------------  -------------  -------------  ---------------
Net cash used in operating
  activities                   (1,210,972)      (740,509)      (282,312)      (2,238,978)
                             -------------  -------------  -------------  ---------------

CASH FLOWS FROM INVESTING
ACTIVITIES:

Purchase of property and
  equipment                           -          (10,192)        (3,701)         (13,893)
Investment in loans
  receivable                      774,862       (933,303)           -           (158,441)
                             -------------  -------------  -------------  ---------------
Net cash provided by (used
in) investing activities          774,862       (943,495)        (3,701)        (172,334)
                             -------------  -------------  -------------  ---------------







The accompanying notes are an integral part of these consolidated financial statements.

MANAGEMENT OF ENVIRONMENTAL SOLUTIONS & TECHNOLOGY CORPORATION (A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED  STATEMENTS  OF  CASH  FLOWS

                                                                          From Inception
                                                                          (December 10,
                                For  the  Years  Ended  December  31,         1997)
                             ------------------------------------------   to December 31,
                                 2000           1999           1998            2000
                             -------------  -------------  -------------  ---------------
CASH FLOWS FROM FINANCING
ACTIVITIES:

Proceeds from sales of
  common  stock                       -              -          900,450          905,635
Proceeds from sales of
  preferred  stock                456,582     1,601,408          89,248        2,147,238
Acquisition of subsidiary,
  M.E.S.T.,  B.V.                     -             -            20,000           20,000
                             -------------  -------------  -------------  ---------------
Net cash provided by
  financing activities            456,582      1,601,408      1,009,698        3,072,873
                             -------------  -------------  -------------  ---------------

Net increase (decrease) in
  cash                             20,472        (82,596)       723,685           661,561

Cash at beginning of year         646,089        728,685          5,000             5,000
                             -------------  -------------  -------------  ---------------
Cash at end of year          $    666,561   $    646,089   $    728,685   $       666,561
                             =============  =============  =============  ===============


SUPPLEMENTAL  ITEMS:
  Interest  paid             $        -     $        -     $       793    $          793
  Income  taxes  paid                 -              -             -                 -
                             -------------  -------------  -------------  ---------------
                             $        -     $        -     $       793    $          793
                             =============  =============  =============  ===============


NON-CASH INVESTING &
  FINANCING ACTIVITIES:
  Stock options granted
    for compensation         $    767,900   $    717,900   $    865,938   $    2,351,738
                             =============  =============  =============  ===============











The accompanying notes are an integral part of these consolidated financial statements.

                      MANAGEMENT OF ENVIRONMENTAL SOLUTIONS
                               & TECHNOLOGY CORP.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 2000, 1999, AND 1998

NOTE  1  -  ORGANIZATION  AND  HISTORY

Management of Environmental Solutions & Technology Corp. was formed to develop a proprietary technology for drying and treating animal manure and sludge to be used as fertilizer. The "Company" ("MEST") was incorporated in Colorado on December 10, 1997, followed by reorganization as a Delaware corporation on
December 18, 1997. On April 9, 1998, MEST issued stock in exchange for all issued and outstanding shares of MEST, B.V., a Netherlands corporation. MEST, B.V. was acquired because it had certain data and technical information that the Company plans to use in its business.

The Netherlands Organization for Applied Scientific Research ("TNO"), staffed by 5,000 professionals is one of Europe's leading contract research organizations. Using proprietary technology developed by TNO, the Company and TNO formed a corporation known as Manure and Sludge Technology, B.V. ("MSTec") for the purpose of developing a process for use on a commercial basis that would economically refine manure and sludge into pellets, which could be sold as organic fertilizer and other products. MSTec, a Netherlands corporation, is owned 50 percent by the Company and 50 percent by TNO.

NOTE  2  -  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES

This summary of significant accounting policies is presented to assist in understanding the financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America, and have been consistently applied in the preparation of the financial statements.

Accounting  Method
------------------
The Company's financial statements are prepared using the accrual method of accounting.

Development  Stage  Activities
------------------------------
The Company has been in the development stage since its formation in December of 1997, and has not yet realized any revenues from its planned operations. It is engaged in the business of manufacturing, distributing, and selling fertilizer products.

Use  of  Estimates
------------------
The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America, requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

                      MANAGEMENT OF ENVIRONMENTAL SOLUTIONS
                               & TECHNOLOGY CORP.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 2000, 1999, AND 1998

NOTE  2  -  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  (CONTINUED)

Cash  and  Cash  Equivalents
----------------------------
For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Fair  Value  of  Financial  Instruments
---------------------------------------
MEST's financial instruments consist primarily of cash, accrued expenses and payables, and loans payable, which approximate fair value because of their short maturities. MEST's notes payable approximate the fair value of such instruments based upon management's best estimate of interest rates that would be available to MEST for a similar financial arrangement at December 31, 2000, 1999, and 1998.

Derivative  Instruments
-----------------------
The Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB No. 133", and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities", which is effective for the Company as of January 1, 2001. This standard establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the consolidated balance sheets and measure those instruments at fair value.

If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change.

During 1999 the Company engaged in currency trading that constituted derivative activity, but on a level immaterial to the balance sheet. No such activity occurred in 1998 or 2000,

Compensated  Absences
---------------------
Currently, the Company has no employees; therefore, no policy regarding compensated absences has been established. The Company will establish a policy to recognize the costs of compensated absences at the point in time that it has employees.

                      MANAGEMENT OF ENVIRONMENTAL SOLUTIONS
                               & TECHNOLOGY CORP.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 2000, 1999, AND 1998

NOTE  2  -  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  (CONTINUED)

Provision  for  Taxes
---------------------
Income taxes are provided based upon the liability method of accounting pursuant to SFAS No. 109 "Accounting for Income Taxes." Under this approach, deferred income taxes are recorded to reflect the tax consequences on future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end. A valuation allowance is recorded against deferred tax assets if management does not believe the Company has met the "more likely than not" standard imposed by SFAS No. 109 to allow recognition of such an asset.

At December 31, 2000, the Company had net deferred tax assets of approximately $900,000, principally arising from net operating loss carryforwards for income tax purposes. As management of the Company cannot determine that it is more likely than not that the Company will realize the benefit of the net deferred tax asset, a valuation allowance equal to the net deferred tax asset has been established at December 31, 2000.

At December 31, 2000, the Company has net operating loss carryforwards of approximately $4,530,000, which expire in the years 2017 through 2020.

Basic  and  Diluted  Loss  Per  share
-------------------------------------
Loss per share was computed by dividing the net loss by the weighted average number of shares outstanding during the period. The weighted average number of shares was calculated by taking the number of shares outstanding and weighting them by the amount of time that they were outstanding.

Going  Concern
--------------
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.

As shown in the accompanying financial statements, the Company has an accumulated deficit of $4,530,690 for the period December 10, 1997 (inception) to December 31, 2000 and had no sales. The future of the Company is dependent upon successful and profitable operations from manufacturing, distributing, and selling its fertilizer products. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

Principles  of  Consolidation
-----------------------------
The consolidated financial statements include the accounts of MEST and its wholly owned subsidiary, MEST, B.V. All material intercompany transactions and balances have been eliminated. Manure and Sludge Technology, B.V. ("MSTec"), a 50 percent owned corporation is reflected in the financial statements on the equity method of accounting, and not included in the financial statements as an entity subject to consolidation.

                      MANAGEMENT OF ENVIRONMENTAL SOLUTIONS
                               & TECHNOLOGY CORP.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 2000, 1999, AND 1998

NOTE  2  -  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  (CONTINUED)

Reverse Stock Split
-------------------
The Company's Board of Directors in March 1998 authorized a 1 for 1000 reverse stock split of its $0.0001 par value common stock. All references in the accompanying financial statements to the number of common shares outstanding and per share amounts have been restated to reflect the reverse stock split.

Stock  Options  and  Stock  Based  Compensation
-----------------------------------------------
In accordance with Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation," companies adopting this standard will recognize as compensation cost the value of stock options issued at date of grant.

Loss  Per  Share
----------------
The Company has adopted the provisions of Financial Accounting Standards No. 128, "Earnings Per Share". This statement requires that the Company report basic and diluted earnings (loss) per share for all periods reported. Basic net income (loss) per share is computed by dividing net income (loss) available to common shareholders by the weighted average number of common shares outstanding for the period.

The weighted average number of shares outstanding for the period December 10, 1997 (inception) to December 31, 2000, was 6,902,688.

For all periods presented, diluted net loss per share was the same as basic net loss per share since the inclusion of stock options and warrants would have been anti-dilutive.

Recent  Accounting  Pronouncements
----------------------------------
In  December  1999,  the  Securities  and  Exchange  Commission  released  Staff
Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements". SAB 101 provides interpretative guidance on the recognition, presentation and disclosure of revenue. SAB 101 must be applied to financial statements no later than the fourth quarter of fiscal 2001. We do not believe that the application of SAB 101 will have a material effect on the Company's financial position or results of its operations.

In March 2000, the FASB issued Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation - An Interpretation of APB Opinion No. 25". The interpretation clarifies the application of Accounting Principles Board (APB) Opinion No. 25 in certain situations, as defined. The interpretation is effective July 1, 2000, but covers certain events occurring during the period after December 15, 1998, but before the effective date. We do not anticipate that the adoption of this interpretation will have a material effect on the Company's financial position or results of operations.

NOTE  3  -  CONCENTRATION  OF  RISK

At December 31, 2000, the Company maintained cash balances totaling $666,534 in the Netherlands financial institutions. The funds are valued in U.S. dollars and are insured.

                      MANAGEMENT OF ENVIRONMENTAL SOLUTIONS
                               & TECHNOLOGY CORP.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 2000, 1999, AND 1998

NOTE  4  -  RELATED  PARTY  TRANSACTIONS

The following amounts were owed to shareholders or companies controlled by the shareholders listed:

                                         Shareholder or company owned by shareholder
                                         ----------------------------------------------
                                            Marieke         Maurice     Maurice
                                            Oudejans     Schelvis     Schelvis
                                         --------------  --------------  --------------
                     Interest                Loans to      Loans to
                     Rate      Maturity      Company       Company         Advances
                     --------  --------  --------------  --------------  --------------
December 31, 2000        5%     Upon     $           0   $       5,590   $     103,500
                                Demand

December 31, 1999        5%     Upon     $      10,226   $       5,754   $     103,500
                                Demand

December 31, 1998        6%     Upon     $       9,114   $       6,382   $      84,500
                                Demand

The   loans  payable   result   from  cash   advances  made  to   MEST  and  are
uncollateralized. The loans bear interest at both 5 and 6 percent rates, and are due upon demand.

The  following  amounts  were  due  from  shareholders  or  related  parties:

                                           For  Years  Ended  December  31,
                                           ----------------------------------
                                              2000        1999        1998
                                           ----------  ----------  ----------

     Due from IJ-Beeher                    $  48,917   $       0   $       0
     Due  from  Jan  Luiken,  B.V.           109,524     933,303           0
                                           ----------  ----------  ----------
                                           $ 158,441   $ 933,303   $       0
                                           ==========  ==========  ==========

                      MANAGEMENT OF ENVIRONMENTAL SOLUTIONS
                               & TECHNOLOGY CORP.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 2000, 1999, AND 1998

NOTE  5  -  PLANT,  PROPERTY  AND  EQUIPMENT

Property and equipment are recorded at cost. Major additions and improvements are capitalized. Minor replacements, maintenance and repairs that do not increase the useful lives of the assets are expensed as incurred. Depreciation of property and equipment is being calculated using the straight-line method over the expected useful lives of the assets.


                                           For  Years  Ended  December  31,
                                           ----------------------------------
                                              2000        1999        1998
                                           ----------  ----------  ----------
Office  equipment,  computers              $  13,893   $  13,893   $   3,701
Less  Accumulated  depreciation               (6,711)     (2,534)       (345)
                                           ----------  ----------  ----------
Net  property  and  equipment              $   7,182   $  11,359   $   3,356
                                           ==========  ==========  ==========

NOTE  6  -  PREFERRED  STOCK

The Company is authorized to issue 5,000,000 shares of $0.0001 par value preferred stock; 535,985 Series A Preferred Shares were issued and outstanding at December 31, 2000. Each share of Series A preferred stock is entitled to a dividend at the rate of $0.30 per share if the Board of Directors declares a dividend. Upon liquidation or dissolution of the Company, each outstanding share of Series A preferred stock is entitled to a distribution of $4.00 per share prior to any distribution to common stock shareholders. Series A preferred stock is non-voting, and each share is convertible into one share of the Company's common stock at any time after June 1, 1999.

NOTE  7  -  COMMON  STOCK

The Company is authorized to issue 30,000,000 shares of $0.0001 par value common stock; 7,320,055 shares were issued and outstanding at December 31, 2000. Each holder of common stock has one, non-cumulative vote per share on all matters voted upon by the shareholders. There are no preemptive rights or other rights of subscription.

NOTE  8  -  JOINT  VENTURE  INVESTMENT  IN  MANURE  AND  SLUDGE TECHNOLOGY, B.V.

Manure and Sludge Technology, B.V. (hereinafter "MSTec") is a Netherlands corporation that was formed for the purpose of developing a process for use on a commercial basis that would economically dry and pasteurize manure and sludge into pellets that could be sold as organic fertilizer and other products. Since its inception, MST has refined its technological process for use with other waste products such as bio-solids, fish and food waste, and paper pulp.

                      MANAGEMENT OF ENVIRONMENTAL SOLUTIONS
                               & TECHNOLOGY CORP.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 2000, 1999, AND 1998

NOTE 8 - JOINT VENTURE INVESTMENT IN MANURE AND SLUDGE TECHNOLOGY, B.V. (CONTINUED)

MEST owns 50 percent of the common stock of MSTec, and accounts for MSTec on the equity method. The other 50 percent of MSTec's common stock is owned by The Netherlands Organization for Applied Scientific Research ("TNO"), the largest single research facility in Europe employing over five thousand persons.

MEST's investment in the joint venture is recorded as $0 on MEST's balance sheet because MSTec's debt and losses exceed the joint venturers' investment in MSTec. MEST's investment in the joint venture totaled $816,000 at December 31, 2000, $468,000 at December 31, 1999, and $0 and December 31, 1998.

The joint venture's primary assets, as the result of the aforementioned investment, are a successfully functioning testing facility (pilot plant in Apeldoorn, The Netherlands, where TNO is located) and a worldwide licensing agreement for the application of the aforementioned technological process from TNO. The Company's commercial facility and end products marketing and sales also originate from the pilot plant's location in Apeldoorn.

NOTE  9  -  COMMITMENTS  AND  CONTINGENCIES

Subordinated  loan  agreement
-----------------------------
Under the terms of an agreement dated January 22, 1999, the management of MEST committed the Company to loan approximately $800,000 to MSTec in phases during the year 1999. Repayment was intended to commence December 31, 1999, contingent upon MSTec generating an "operating profit". Further, in the event of MSTec's default or bankruptcy, MEST agreed to subordinate its interest in the loan for the benefit of RABO bank in Apeldoorn and TNO, until all other debts of MSTec were paid. Upon payment of debts and obligations of MSTec, the loan from MEST would again be eligible for repayment of interest and principle.

Office  lease
-------------
The Company leases office space in Amsterdam under a written agreement which runs from July 1999 through January 2002 and provides for lease payments of approximately $1,500 per month. In 2001, the lease agreement was renegotiated and the lease expiration date was changed to July 31, 2001 with other lease provisions remaining unchanged.

NOTE  10  -  TRANSLATION  OF  FOREIGN  CURRENCY

The Company has adopted Financial Accounting Standard No. 52. Monetary assets and liabilities denominated in foreign currencies are translated into United States dollars at rates of exchange in effect at the balance sheet date. Gains or losses are included in income for the year, except gains or losses relating to long-term debt, which are deferred and amortized over the remaining term of the debt. Non-monetary assets, liabilities and items recorded in income arising from transactions denominated in foreign currencies are translated at rates of exchange in effect at the date of the transaction.

                      MANAGEMENT OF ENVIRONMENTAL SOLUTIONS
                               & TECHNOLOGY CORP.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 2000, 1999, AND 1998

NOTE  11  -  STOCK  OPTIONS

During years 2000, 1999, and 1998 the Company granted its officers options to purchase a total of 680,000 shares of MEST common stock at an exercise price of $0.50 per share. Still outstanding at December 31, 2000, the options are exercisable at anytime prior to dates that started at July 31, 2000, and extend 5 years from date of issue. Options were granted for the purchase of the Company's common stock to the following persons:

                          Shares subject    Option           Expiration
Name                      to option         exercise  price  date
------------------------  ----------------  ---------------  ------------

Marieke  Oudejans          100,000/  year        $0.50       5 years from
                                                             issue date
Maurice  Schelvis          100,000/  year        $0.50       5 years from
                                                             issue  date
Eugene  M. Larabie         15,000                $0.50       July 31, 2000
Robert  E.  Johnson        15,000                $0.50       July 31,  2000
Frank  J. Jansen           50,000                $0.50       July 31, 2003
Afris Holding, BV          50,000                $0.50       January 1, 2003

The  Company  has  adopted  the  disclosure  provisions  of  SFAS  123.

For disclosure of stock option compensation to employees and officers, the fair value of options is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for stock options granted during years 2000, 1999, and 1998: no annual dividends, expected volatility of 24.83%, 23.54%, and 22.25%, respectively; risk-free interest rate of 6%; and expected lives of 5 years (or as stated above).

                                                               Weighted  Average
                                               Shares          Exercise  Price
                                               --------------  -----------------
Options outstanding at December 31, 1997                0           $0.00
   Granted  during  1998                          330,000           $0.50
   Expired  during  1998                                0
                                               --------------  -----------------
Options  outstanding  at  December 31, 1998       330,000           $0.50
   Granted  during  1999                          200,000           $0.50
   Expired  during  1999                                0
                                               --------------  -----------------
Options  outstanding  at  December 31, 1999       530,000           $0.50
   Granted  during  2000                          200,000           $0.50
   Expired  during  2000                          (30,000)          $0.50
                                               --------------  -----------------
Options  outstanding  at  December 31, 2000       700,000           $0.50
                                               ==============  =================

Compensation costs charged to operations attributed to option expense during 2000, 1999, and 1998, were as follows:
                                              2000        1999        1998
                                           ----------  ----------  ----------
Expense of options charged
   to  compensation                        $ 767,900   $ 717,900   $ 865,938
                                           ==========  ==========  ==========

                      MANAGEMENT OF ENVIRONMENTAL SOLUTIONS
                               & TECHNOLOGY CORP.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 2000, 1999, AND 1998

NOTE  12  -  SUBSEQUENT  EVENTS

Effective May 15, 2001, Maurice Schelvis executed a forgiveness of debt agreement in respect to amounts owed him by MEST. At December 31, 2000, the loans had a balance of $109,090. In exchange for this forgiveness, Mr. Schelvis's company, IJ-Beeher, B.V., was forgiven $44,157 it owed to MEST at December 31, 2000.

                           MANAGEMENT OF ENVIRONMENTAL
                          SOLUTIONS & TECHNOLOGY CORP.
                          (A DEVELOPMENT STAGE COMPANY)
                        CONSOLIDATED FINANCIAL STATEMENTS

                                 MARCH 31, 2000










                              WILLIAMS & WEBSTER PS
                          CERTIFIED PUBLIC ACCOUNTANTS
                        BANK OF AMERICA FINANCIAL CENTER
                           W 601 RIVERSIDE, SUITE 1940
                                SPOKANE, WA 99201
                                 (509) 838-5111





                           MANAGEMENT OF ENVIRONMENTAL
                          SOLUTIONS & TECHNOLOGY CORP.
                          (A DEVELOPMENT STAGE COMPANY)

                                TABLE OF CONTENTS



ACCOUNTANT'S  REVIEW  REPORT                                         1


FINANCIAL  STATEMENTS

     Consolidated  Balance  Sheets                                   2

     Consolidated  Statements  of  Operations                        3

     Consolidated  Statement  of  Stockholders'  Equity              4

     Consolidated  Statements  of  Cash  Flows                       5


NOTES  TO  THE  CONSOLIDATED  FINANCIAL  STATEMENTS                  6

To  the  Board  of  Directors
Management  of  Environmental
Solutions  &  Technology  Corp.
Amsterdam,  The  Netherlands


                           ACCOUNTANT'S REVIEW REPORT
                           --------------------------


We have reviewed the accompanying consolidated balance sheets of Management of Environmental Solutions & Technology Corp. (a development stage company) as of March 31, 2000 and March 31, 1999, and the related consolidated statements of operations, stockholders' equity and cash flows for the three months ended March 31, 2000 and March 31, 1999, and for the period from December 10, 1997 (inception) to March 31, 2000. These financial statements are the responsibility of the Company's management.

We conducted our reviews in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2, the Company has been in the development stage since its inception on December 10, 1997. The Company has no revenues and has recurring losses. These factors, which relate to the Company's expressed decision to perfect its technological application before entering the market, raise doubt about the Company's ability to continue as a going concern. In management's opinion, the Company's continuance is contingent upon expected, imminent sales. Management's plans regarding those matters are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/S/ Williams & Webster, P.S.

Williams  &  Webster,  P.S.
Certified  Public  Accountants
Spokane,  Washington

June  30,  2001

MANAGEMENT  OF  ENVIRONMENTAL  SOLUTIONS
&  TECHNOLOGY  CORPORATION
(A  DEVELOPMENT  STAGE  COMPANY)
CONSOLIDATED  BALANCE  SHEETS

                                                   March  31,    December  31,
                                                      2000           1999
                                                   (Unaudited)
                                                  -------------  -------------
ASSETS

CURRENT  ASSETS
  Cash                                            $    638,578   $    646,274
  Tax  refunds  receivable                              33,582         33,582
  Due  from shareholders or related parties            968,705        933,303
  Other  receivables                                     4,942          2,247
  Prepaid  expenses                                     15,016         15,936
                                                  -------------  -------------
     Total  Current  Assets                          1,660,823      1,631,342
                                                  -------------  -------------
OTHER  ASSETS
  Property and equipment, net of depreciation           10,758         11,359
                                                  -------------  -------------
     Total  Other  Assets                              10,758          11,359
                                                  -------------  -------------
     TOTAL  ASSETS                                $  1,671,581   $  1,642,701
                                                  =============  =============

LIABILITIES  AND  STOCKHOLDERS'  EQUITY

CURRENT  LIABILITIES
  Accounts  payable                               $    755,645   $    544,171
  Loans  from  related  parties                        119,480        119,480
                                                  -------------  -------------
     Total  Current  Liabilities                       875,125        663,651
                                                  -------------  -------------

COMMITMENTS  AND  CONTINGENCIES                            -              -
                                                  -------------  -------------

STOCKHOLDERS'  EQUITY
  Preferred stock - Series A; $0.00001 par value,
    5,000,000 shares authorized, 463,485 and
    427,485 issued and outstanding, respectively            45             42
  Common stock; $0.0001 par value, 30,000,000
    shares authorized, 7,320,055 shares issued
    and  outstanding                                       732            732
  Additional  paid-in  capital                       2,766,053      2,615,517
  Stock  options                                     1,775,813      1,583,838
  Deficit accumulated during development stage      (3,637,470)    (3,135,375)
  Accumulated other comprehensive income (loss)       (108,717)       (85,704)
                                                  -------------  -------------
      Total  Stockholders'  Equity                     796,456        979,050
                                                  -------------  -------------
    TOTAL LIABILITIES AND  STOCKHOLDERS' EQUITY   $  1,671,581  $   1,642,701
                                                  =============  =============




See accompanying notes and accountant's review report.

MANAGEMENT  OF  ENVIRONMENTAL  SOLUTIONS
&  TECHNOLOGY  CORPORATION
(A  DEVELOPMENT  STAGE  COMPANY)
CONSOLIDATED  STATEMENTS  OF  OPERATIONS

                                                                   Period from
                                                                   December 17,
                                                                      1997
                                         Three  Months  Ended      (Inception)
                                    ----------------------------       to
                                     March  31,      March  31,     March  31,
                                        2000            1999           2000
                                    (Unaudited)     (Unaudited)    (Unaudited)
                                    -------------  -------------  -------------
REVENUES                            $        -     $        -     $        -
                                    -------------  -------------  -------------
EXPENSES
  General and administrative             309,000        319,475      2,536,075
  Research  and  development                 -              -          471,595
  Depreciation                               601            700          3,135
                                    -------------  -------------  -------------
     Total  Expenses                     309,601        320,175      3,010,805
                                    -------------  -------------  -------------

LOSS  FROM  OPERATIONS                  (309,601)      (320,175)    (3,010,805)
                                    -------------  -------------  -------------

OTHER  INCOME  (EXPENSES)
  Interest  income                        24,720          2,000          58,757
  Interest  expense                          -              -               -
                                    -------------  -------------  -------------
     Other  Income  (Expense)             24,720          2,000         58,757
                                    -------------  -------------  -------------

LOSS  BEFORE  INCOME  TAXES             (284,881)      (318,175)    (2,952,048)

LOSS  FROM  JOINT  VENTURE              (217,214)           -         (685,422)

INCOME  TAX  EXPENSE                         -              -              -
                                    -------------  -------------  -------------

NET  LOSS  AFTER  TAX                   (502,095)      (318,175)    (3,637,470)
                                    -------------  -------------  -------------

NET  LOSS                               (502,095)       (318,175)   (3,637,470)
                                    -------------  -------------  -------------

OTHER COMPREHENSIVE INCOME (LOSS)
  Foreign currency translation
  (loss)                                 (23,013)        (15,284)     (108,717)
                                    -------------  -------------  -------------
COMPREHENSIVE  (LOSS)               $   (525,108)  $   (333,459)  $ (3,746,187)
                                    =============  =============  =============
LOSS  PER  COMMON  SHARE,
     BASIC  AND  DILUTED            $      (0.07)  $      (0.05)  $      (0.54)
                                    =============  =============  =============
WEIGHTED  AVERAGE  NUMBER  OF
     COMMON  SHARES  OUTSTANDING,
     BASIC  AND DILUTED                 7,320,055     7,320,055       6,902,688
                                    =============  =============  =============

See accompanying notes and accountant's review report.

MANAGEMENT OF ENVIRONMENTAL SOLUTIONS
& TECHNOLOGY CORPORATION
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                                                                                                           Accum-
                                                                                              Accum-       ulated
                                                                                               ulated      Other
              Preferred  Stock            Common  Stock                                       Deficit      Compre-       Total
              -------------------------  ------------------------  Additional                 During        hensive      Stock-
              Number of                   Number of                Paid-in       Stock        Development  Income         holders'
              Shares         Amount       Shares        Amount     Capital       Options      Stage        (Loss)        Equity
              -----------  -----------  -----------  ------------  ------------  -----------  -----------  -----------  -----------
Inception,
 Dec. 10, 1997       -     $      -     $      -     $      -      $      -      $      -     $      -     $      -     $      -
Issuance of
 common stock
 for cash
 Dec. 11, 1997       -            -          5,000            1         5,009           -            -            -          5,010
Issuance of
 common stock
 to acquire
 STB Corp. on
 Dec. 26, 1997       -            -            175          -             175           -            -            -            175
Net loss for
 year ended
 Dec. 31, 1997       -            -            -            -             -             -        (46,869)         -        (46,869)
              -----------  -----------  -----------  ------------  ------------  -----------  -----------  -----------  -----------
Balance,
 Jan. 1, 1998        -            -          5,175             1         5,184          -        (46,869)         -        (41,684)
Issuance of
 common stock
 as follows:
 For cash on
 March 10, 1998      -            -      5,394,880           539       899,911          -            -            -        900,450
 To acquire
 subsidiary on
 April 9, 1998       -            -      1,920,000           192        19,808          -            -            -         20,000
Issuance of
 preferred
 stock for cash
 December 7
 through 24 at
 an average
 price of $3.73
 per share        23,900            2          -             -         89,246           -            -            -         89,248
Issuance of
 stock options
 for compensation
 on August 31,1998    -           -            -            -             -         865,938          -            -        865,938
Net loss for
 year ended
 Dec. 31, 1998        -           -            -            -             -             -     (1,278,364)      15,284   (1,263,080)
              -----------  -----------  -----------  ------------  ------------  -----------  -----------  -----------  -----------
Balance,
 Dec. 31, 1998     23,900           2    7,320,055          732     1,014,149       865,938   (1,325,233)      15,284      570,872
Issuance of
 preferred stock
 for cash
 January through
 December at an
 average price
 of $3.97
 per share         403,585          40          -            -      1,601,368           -            -            -      1,601,408
Issuance of
 stock options
 for compensation
 on August 31, 1999    -           -            -            -            -         717,900          -            -        717,900
Net loss for
 year ended
 Dec. 31, 1999         -           -            -            -            -             -     (1,810,142)    (100,988)  (1,911,130)
              -----------  -----------  -----------  ------------  ------------  -----------  -----------  -----------  -----------
Balance,
 Dec. 31, 1999    427,485           42    7,320,055          732     2,615,517    1,583,838   (3,135,375)     (85,704)     979,050
Issuance of
 preferred stock
 for cash
 Jan. through March
 at an average
 price of $4.21
 per  share        36,000             3          -           -         150,536          -            -            -        150,539
Issuance of
 stock options
 for
 compensation         -            -            -           -             -        191,975          -             -        191,975
Net loss,
 March 31, 2000       -             -           -           -             -            -       (502,095)      (23,013)    (525,108)
              -----------  -----------  -----------  ------------  ------------  -----------  -----------  -----------  -----------
Balance,
 March 31, 2000
 (unaudited)      463,485  $        45    7,320,055  $       732   $  2,766,053  $1,775,813  $(3,637,470)  $ (108,717)  $  796,456
              ===========  ===========  ===========  ============  ============  ===========  ===========  ===========  ===========

See accompanying notes and accountant's review report.

MANAGEMENT  OF  ENVIRONMENTAL  SOLUTIONS
&  TECHNOLOGY  CORPORATION
(A  DEVELOPMENT  STAGE  COMPANY)
CONSOLIDATED  STATEMENTS  OF  CASH  FLOWS

                                                                   Period from
                                                                   December 17,
                                                                      1997
                                         Three  Months  Ended      (Inception)
                                    ----------------------------       to
                                     March  31,      March  31,     March  31,
                                        2000            1999           2000
                                    (Unaudited)     (Unaudited)    (Unaudited)
                                    -------------  -------------  -------------

CASH FLOWS FROM OPERATING
  ACTIVITIES:

  Net  loss                        $    (502,095)  $   (318,175)  $ (3,637,470)
  Foreign currency translation
    (loss)                               (23,013)       (15,289)      (108,717)
  Adjustments to reconcile net
    loss to net cash used in
    operating  activities:
      Depreciation                           601            700          3,135
    (Increase) decrease in assets:
      Tax refunds receivable                 -            1,248          1,248
       Other  receivables                 (2,695)        (4,712)        (4,942)
       Prepaid  expenses                     920            703        (16,856)
       Options granted as
         compensation                    191,975        179,475      1,775,813
     Increase (decrease) in
     liabilities:
       Accounts  payable                 211,474           (762)       755,645
       Loans from related parties            -              -           72,611
       Other  liabilities                    -              -           46,869
                                    -------------  -------------  -------------
Net cash (used) by
  operating  activities                 (122,833)      (156,812)    (1,112,664)
                                    -------------  -------------  -------------

CASH FLOWS FROM INVESTING
  ACTIVITIES:

  Purchase of property and equipment         -           (7,344)       (13,983)
  Investment in loans receivable         (35,399)           -         (968,702)
                                    -------------  -------------  -------------
Net cash (used) by
  investing  activities                  (35,399)        (7,344)      (982,685)
                                    -------------  -------------  -------------










See accompanying notes and accountant's review report.

MANAGEMENT  OF  ENVIRONMENTAL  SOLUTIONS
&  TECHNOLOGY  CORPORATION
(A  DEVELOPMENT  STAGE  COMPANY)
CONSOLIDATED  STATEMENTS  OF  CASH  FLOWS

                                                                   Period from
                                                                   December 17,
                                                                      1997
                                         Three  Months  Ended      (Inception)
                                    ----------------------------       to
                                     March  31,      March  31,     March  31,
                                        2000            1999           2000
                                    (Unaudited)     (Unaudited)    (Unaudited)
                                    -------------  -------------  -------------

CASH FLOWS FROM FINANCING
  ACTIVITIES:

  Proceeds from the sale of
    preferred  stock                     150,536        155,112      1,808,477
  Proceeds from the sale of
    common  stock                            -              -          900,450
  Acquisition  of  subsidiary                -              -           20,000
                                    -------------  -------------  -------------
Net cash provided by
  financing  activities                  150,536        155,112      2,728,927
                                    -------------  -------------  -------------

Net increase (decrease) in cash           (7,696)        (9,044)       633,578

Cash,  beginning  of  period             646,274        728,870          5,000
                                    -------------  -------------  -------------

Cash,  end  of  period              $    638,578   $    719,826   $     638,578
                                    =============  =============  =============

SUPPLEMENTAL CASH FLOW DISCLOSURES:
  Interest  paid                    $        -     $        -     $         -
  Interest  income                  $     24,720   $      2,000   $         -
  Income  taxes  paid               $        -     $        -     $         -

NON-CASH  TRANSACTIONS:
  Stock options granted for
    compensation                    $    191,975   $    179,475   $   1,775,813
















See accompanying notes and accountant's review report.

                     MANAGEMENT OF ENVIRONMENTAL SOLUTIONS
                               & TECHNOLOGY CORP.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 2000

NOTE  1  -  ORGANIZATION  AND  HISTORY

Management of Environmental Solutions & Technology Corp. was formed to develop a proprietary technology for drying and treating animal manure and sludge to be used as fertilizer. The "Company" ("MEST") was incorporated in Colorado on December 10, 1997, followed by reorganization as a Delaware corporation on
December 18, 1997. On April 9, 1998, MEST issued stock in exchange for all issued and outstanding shares of MEST, BV, a Netherlands corporation. MEST, BV was acquired because it had certain data and technical information that the Company plans to use in its business.

The Netherlands Organization for Applied Scientific Research ("TNO"), staffed by 5,000 professionals is one of Europe's leading contract research organizations. Using proprietary technology developed by TNO, the Company and TNO formed a corporation known as Manure and Sludge Technology, B.V. ("MSTec") for the purpose of developing a process for use on a commercial basis that would economically refine manure and sludge into pellets, which could be sold as organic fertilizer and other products. MSTec, a Netherlands corporation, is owned 50 percent by the Company and 50 percent by TNO.

NOTE  2  -  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES

This summary of significant accounting policies is presented to assist in understanding the financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America, and have been consistently applied in the preparation of the financial statements.

Accounting  Method
------------------
The Company's financial statements are prepared using the accrual method of accounting.

Development  Stage  Activities
------------------------------
The Company has been in the development stage since its formation in December of 1997, and has not yet realized any revenues from its planned operations. It is engaged in the business of manufacturing, distributing, and selling fertilizer products.

Use  of  Estimates
------------------
The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America, requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

                     MANAGEMENT OF ENVIRONMENTAL SOLUTIONS
                               & TECHNOLOGY CORP.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 2000

NOTE  2  -  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  (CONTINUED)

Cash  and  Cash  Equivalents
----------------------------
For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Fair  Value  of  Financial  Instruments
---------------------------------------
MEST's financial instruments consist primarily of cash, accrued expenses and payables, and loans payable, which approximate fair value because of their short maturities. MEST's notes payable approximate the fair value of such instruments based upon management's best estimate of interest rates that would be available to MEST for a similar financial arrangement at March 31, 2000.

Derivative  Instruments
-----------------------
The Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB No. 133", and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities", which is effective for the Company as of January 1, 2001. This standard establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the consolidated balance sheets and measure those instruments at fair value.

If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change.

Historically, the Company has not entered into derivatives contracts to hedge existing risks or for speculative purposes.

At March 31, 2000, the Company has not engaged in any transactions that would be considered derivative instruments or hedging activities.

Compensated  Absences
---------------------
Currently, the Company has no employees; therefore, no policy regarding compensated absences has been established. The Company will establish a policy to recognize the costs of compensated absences at the point in time that it has employees.

                     MANAGEMENT OF ENVIRONMENTAL SOLUTIONS
                               & TECHNOLOGY CORP.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 2000

NOTE  2  -  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  (CONTINUED)

Provision  for  Taxes
---------------------
Income taxes are provided based upon the liability method of accounting pursuant to SFAS No. 109 "Accounting for Income Taxes." Under this approach, deferred income taxes are recorded to reflect the tax consequences on future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end. A valuation allowance is recorded against deferred tax assets if management does not believe the Company has met the "more likely than not" standard imposed by SFAS No. 109 to allow recognition of such an asset.

At March 31, 2001, the Company had net deferred tax assets of approximately $720,000, principally arising from net operating loss carryforwards for income tax purposes. As management of the Company cannot determine that it is more likely than not that the Company will realize the benefit of the net deferred tax asset, a valuation allowance equal to the net deferred tax asset has been established at March 31, 2001.

At March 31, 2001, the Company has net operating loss carryforwards of approximately $3,600,000, which expire in the years 2017 through 2021.

Basic  and  Diluted  Loss  Per  share
-------------------------------------
Loss per share was computed by dividing the net loss by the weighted average number of shares outstanding during the period. The weighted average number of shares was calculated by taking the number of shares outstanding and weighting them by the amount of time that they were outstanding.

Going  Concern
--------------
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.

As shown in the accompanying financial statements, the Company has an accumulated deficit of $3,637,470 for the period December 17, 1997 (inception) to March 31, 2000 and had minimal sales. The future of the Company is dependent upon successful and profitable operations from manufacturing, distributing, and selling its fertilizer products. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

Principles  of  Consolidation
-----------------------------
The consolidated financial statements include the accounts of MEST and its wholly owned subsidiary, MEST, BV. All material intercompany transactions and balances have been eliminated. Manure and Sludge Technology, BV ("MSTec"), a 50 per cent owned corporation, is reflected in the financial statements on the equity method of accounting, and not included in the financial statements as an entity subject to consolidation.

                     MANAGEMENT OF ENVIRONMENTAL SOLUTIONS
                               & TECHNOLOGY CORP.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 2000

NOTE  2  -  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  (CONTINUED)

Reverse Stock Split
-------------------
The Company's Board of Directors in March 1998 authorized a 1 for 1000 reverse stock split of its $0.0001 par value common stock. All references in the accompanying financial statements to the number of common shares outstanding and per share amounts have been restated to reflect the reverse stock split.

Stock  Options  and  Stock  Based  Compensation
-----------------------------------------------
In accordance with Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation," companies adopting this standard will recognize as compensation cost the value of stock options issued at date of grant.

Loss  Per  Share
----------------
The Company has adopted the provisions of Financial Accounting Standards No. 128, "Earnings Per Share". This statement requires that the Company report basic and diluted earnings (loss) per share for all periods reported. Basic net income (loss) per share is computed by dividing net income (loss) available to common shareholders by the weighted average number of common shares outstanding for the period.

The weighted average number of shares outstanding for the period December 10, 1997 (inception) to March 31, 2000, was 6,902,688.

For all periods presented, diluted net loss per share was the same as basic net loss per share since the inclusion of stock options and warrants would have been anti-dilutive.

Recent  Accounting  Pronouncements
----------------------------------
In December 1999, the Securities and Exchange Commission released Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements". SAB 101 provides interpretative guidance on the recognition, presentation and disclosure of revenue. SAB 101 must be applied to financial statements no later than the fourth quarter of fiscal 2001. We do not believe that the application of SAB 101 will have a material effect on the Company's financial position or results of its operations.

In March 2000, the FASB issued Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation - An Interpretation of APB Opinion No. 25". The interpretation clarifies the application of Accounting Principles Board (APB) Opinion No. 25 in certain situations, as defined. The interpretation is effective July 1, 2000, but covers certain events occurring during the period after December 15, 1998, but before the effective date. We do not anticipate that the adoption of this interpretation will have a material effect on the Company's financial position or results of operations.

NOTE  3  -  CONCENTRATION  OF  RISK

At March 31, 2000, the Company maintained cash balances totaling $638,578 in Netherlands financial institutions. The funds are valued in U.S. dollars and are insured.

                     MANAGEMENT OF ENVIRONMENTAL SOLUTIONS
                               & TECHNOLOGY CORP.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 2000

NOTE  4  -  RELATED  PARTY  TRANSACTIONS

The  following  amounts  were  owed  to  related  parties:

                                         Shareholder or company owned by shareholder
                                         ----------------------------------------------
                                            Marieke      Maurice      Maurice
                                            Oudejans     Schelvis     Schelvis
                                         --------------  --------------  --------------
                     Interest                Loans to      Loans to
                     Rate      Maturity      Company       Company         Advances
                     --------  --------  --------------  --------------  --------------
March  31,  2000         5%     Upon         $10,226         $5,574         $103,500
                                Demand
December 31, 1999        5%     Upon         $10,226         $5,754         $103,500
                                Demand

The loans payable result from cash advances made to MEST and are uncollateralized. The loans bear interest at 5 per cent rate, and are due upon demand.

The  following  amounts  were  due  from  related  parties:

                                              March 31,      December 31,
                                                2000             1999
                                             ------------    ------------
     Due from IJ-Beeher                      $    35,402     $         0
     Due from Jan Luiken, B.V.                   933,303         933,303
                                             ------------    ------------
                                             $   968,705     $   933,303
                                             ============    ============

The  aforementioned  amounts bear interest between 5% and 7%, and are unsecured.

NOTE  5  -  PLANT,  PROPERTY  AND  EQUIPMENT

Property and equipment are recorded at cost. Major additions and improvements are capitalized. Minor replacements, maintenance and repairs that do not increase the useful lives of the assets are expensed as incurred. Depreciation of property and equipment is being calculated using the straight-line method over the expected useful lives of the assets.

                                              March 31,      December 31,
                                                2000             1999
                                             ------------    ------------


Office  equipment,  computers                $    13,893     $    13,893
Less  Accumulated depreciation                    (3,135)         (2,534)
                                             ------------    ------------
          Net property and equipment         $    10,758     $    11,359
                                             ============    ============

                     MANAGEMENT OF ENVIRONMENTAL SOLUTIONS
                               & TECHNOLOGY CORP.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 2000

NOTE  6  -  PREFERRED  STOCK

The Company is authorized to issue 5,000,000 shares of $0.0001 par value preferred stock; 463,485 Series A preferred shares were issued and outstanding at March 31, 2000. Each share of Series A preferred stock is entitled to a dividend at the rate of $0.30 per share if the Company's Board of Directors declares a dividend. Upon liquidation or dissolution of the Company, each outstanding share of Series A preferred stock is entitled to a distribution of $4.00 per share prior to any distribution to common stock shareholders.

NOTE  7  -  COMMON  STOCK

The Company is authorized to issue 30,000,000 shares of $0.0001 par value common stock. 7,320,055 shares were issued and outstanding at March 31, 2000. Each holder of common stock has one, non-cumulative vote per share on all matters voted upon by the shareholders. There are no preemptive rights or other rights of subscription.

NOTE  8  -  JOINT  VENTURE  INVESTMENT  IN  MANURE  AND  SLUDGE TECHNOLOGY, B.V.

Manure and Sludge Technology, B.V. (hereinafter "MSTec") is a Netherlands corporation that was formed for the purpose of developing a process for use on a commercial basis that would economically dry and pasteurize manure and sludge into pellets that could be sold as organic fertilizer and other products. Since its inception, MST has refined its technological process for use with other waste products such as bio-solids, fish and food waste, and paper pulp.

MEST owns 50 percent of the common stock of MSTec, and accounts for MSTec on the equity method. The other 50 percent of MSTec's common stock is owned by The Netherlands Organization for Applied Scientific Research ("TNO"), the largest single research facility in Europe employing over five thousand persons.

MEST's investment in the joint venture is recorded as $0 on MEST's balance sheet because MSTec's debt and losses exceed the joint venturers' investment in MSTec. MEST's investment in the joint venture totaled $685,000 at March 31, 2000.

The joint venture's primary assets, as the result of the aforementioned investment, are a successfully functioning testing facility (pilot plant in Apeldoorn, The Netherlands, where TNO is located) and a worldwide licensing agreement for the application of the aforementioned technological process from TNO. The Company's commercial facility and end products marketing and sales also originate from the pilot plant's location in Apeldoorn.

NOTE  9  -  COMMITMENTS  AND  CONTINGENCIES

Subordinated  Loan  Agreement
-----------------------------
Under the terms of an agreement dated January 22, 1999, the management of MEST committed the Company to loan approximately $800,000 to MSTec in phases during the year 1999. Repayment was intended to commence December 31, 1999, contingent upon MSTec generating an "operating profit". Further, in the event of MSTec's default or bankruptcy, MEST agreed to subordinate its interest in the loan for the benefit of RABO bank in Apeldoorn and TNO, until all other debts of MSTec were paid. Upon payment of debts and obligations of MSTec, the loan from MEST would again be eligible for repayment of interest and principal.

                     MANAGEMENT OF ENVIRONMENTAL SOLUTIONS
                               & TECHNOLOGY CORP.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 2000

NOTE  9  -  COMMITMENTS  AND  CONTINGENCIES (CONTINUED)

Office  Lease
-------------
The Company leases office space in Amsterdam under a written agreement which runs from July 1999 through January 2002 and provides for lease payments of approximately $1,500 per month. In 2001, the lease agreement was renegotiated and the lease expiration date was changed to July 31, 2001 with other lease provisions remaining unchanged.

NOTE  10  -  TRANSLATION  OF  FOREIGN  CURRENCY

The Company has adopted Financial Accounting Standard No. 52. Monetary assets and liabilities denominated in foreign currencies are translated into United States dollars at rates of exchange in effect at the balance sheet date. Gains or losses are included in income for the year, except gains or losses relating to long-term debt, which are deferred and amortized over the remaining term of the debt. Non-monetary assets, liabilities and items recorded in income arising from transactions denominated in foreign currencies are translated at rates of exchange in effect at the date of the transaction.

NOTE  11  -  STOCK  OPTIONS

All options issued by the Company are exercisable over a five year period with the exception of the 30,000 options issued during 1998, which expired in July of 2000. During years 2000, 1999, and 1998 the Company granted its officers options to purchase a total of 680,000 shares of MEST common stock at an exercise price of $0.50 per share. Options were granted for the purchase of the Company's common stock to the following persons during the quarter ended March 31, 2000:

                      Shares subject        Option         Expiration
Name                    to  option      exercise  price       date
------------------  ------------------  ---------------  --------------
Marieke Oudejans      25,000/quarter         $0.50        5 years from
                                                          issue  date
Maurice Schelvis      25,000/quarter         $0.50        5 years from
                                                          issue  date

For disclosure of stock option compensation to employees and officers, the fair value of options is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for stock options granted during years 2000, 1999, and 1998: no annual dividends, expected volatility of 24.83%, 23.54%, and 22.25%, respectively; risk-free interest rate of 6%; and expected lives of 5 years (or as described above).

                                                               Weighted  Average
                                               Shares          Exercise  Price
                                               --------------  -----------------
Options outstanding at December 31, 1999            480,000          $0.50
   Granted  during  2000                             50,000          $0.50
   Expired  during  2000                                  0          $0.50
                                               --------------  -----------------
Options outstanding at March 31, 2000               530,000          $0.50
                                               ==============  =================

                     MANAGEMENT OF ENVIRONMENTAL SOLUTIONS
                               & TECHNOLOGY CORP.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 2000

NOTE  11  -  STOCK  OPTIONS  (CONTINUED)

Compensation cost charged to operations attributed to option expense during 1999, and the three months ended March 31, 2000 are as follows:

                                              March 31,      December 31,
                                                2000             1999
                                             ------------    ------------
Expense  of  options  charged
   to  compensation                          $   191,975     $   717,900
                                             ============    ============

NOTE  12  -  SUBSEQUENT  EVENTS

Effective May 15, 2001, Maurice Schelvis, an officer and director, executed a forgiveness of debt agreement in respect to amounts owed him by MEST. At December 31, 2000, the loans had a balance of $109,090. In exchange for this forgiveness, Mr. Schelvis's company, IJ-Beeher, was forgiven $44,157 it owed to MEST at December 31, 2000.

                           MANAGEMENT OF ENVIRONMENTAL
                          SOLUTIONS & TECHNOLOGY CORP.
                          (A DEVELOPMENT STAGE COMPANY)
                        CONSOLIDATED FINANCIAL STATEMENTS

                                  JUNE 30, 2000








                              WILLIAMS & WEBSTER PS
                          CERTIFIED PUBLIC ACCOUNTANTS
                        BANK OF AMERICA FINANCIAL CENTER
                           W 601 RIVERSIDE, SUITE 1940
                                SPOKANE, WA 99201
                                 (509) 838-5111






                           MANAGEMENT OF ENVIRONMENTAL
                          SOLUTIONS & TECHNOLOGY CORP.
                          (A DEVELOPMENT STAGE COMPANY)

                                TABLE OF CONTENTS



ACCOUNTANT'S  REVIEW  REPORT                                         1


FINANCIAL  STATEMENTS

     Consolidated  Balance  Sheets                                   2

     Consolidated  Statements  of  Operations                        3

     Consolidated  Statement  of  Stockholders'  Equity              4

     Consolidated  Statements  of  Cash  Flows                       5


NOTES  TO  THE  CONSOLIDATED  FINANCIAL  STATEMENTS                  6

To  the  Board  of  Directors
Management  of  Environmental
Solutions  &  Technology  Corp.
Amsterdam,  The  Netherlands


                           ACCOUNTANT'S REVIEW REPORT
                           --------------------------


We have reviewed the accompanying consolidated balance sheets of Management of Environmental Solutions & Technology Corp. (a development stage company) as of June 30, 2000 and June 30, 1999, and the related consolidated statements of operations, stockholders' equity and cash flows for the three months and six months ended June 30, 2000 and June 30, 1999, and for the period from December 10, 1997 (inception) to June 30, 2000. These financial statements are the responsibility of the Company's management.

We conducted our reviews in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2, the Company has been in the development stage since its inception on December 10, 1997. The Company has no revenues and has recurring losses. These factors, which relate to the Company's expressed decision to perfect its technological application before entering the market, raise doubt about the Company's ability to continue as a going concern. In management's opinion, the Company's continuance is contingent upon expected, imminent sales. Management's plans regarding those matters are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Williams & Webster. P.S.

Williams  &  Webster,  P.S.
Certified  Public  Accountants
Spokane,  Washington

June  30,  2001

MANAGEMENT  OF  ENVIRONMENTAL  SOLUTIONS
&  TECHNOLOGY  CORPORATION
(A  DEVELOPMENT  STAGE  COMPANY)
CONSOLIDATED  BALANCE  SHEETS

                                                    June  30,    December  31,
                                                      2000           1999
                                                   (Unaudited)
                                                  -------------  -------------
ASSETS

CURRENT  ASSETS
  Cash                                            $    620,275   $    646,274
  Tax  refunds  receivable                              36,582         33,582
  Due  from shareholders or related parties            885,136        933,303
  Other  receivables                                     4,942          2,247
  Prepaid  expenses                                     16,016         15,936
                                                  -------------  -------------
     Total  Current  Assets                          1,562,951      1,631,342
                                                  -------------  -------------

OTHER  ASSETS
  Property and equipment, net of depreciation            9,566         11,359
                                                  -------------  -------------
     Total  Other  Assets                               9,566          11,359
                                                  -------------  -------------
     TOTAL  ASSETS                                $  1,572,517   $  1,642,701
                                                  =============  =============

LIABILITIES  AND  STOCKHOLDERS'  EQUITY

CURRENT  LIABILITIES
  Accounts  payable                               $    649,156   $    544,171
  Loans  from  related  parties                        112,480        119,480
                                                  -------------  -------------
     Total  Current  Liabilities                       761,636        663,651
                                                  -------------  -------------

COMMITMENTS  AND  CONTINGENCIES                            -              -
                                                  -------------  -------------

STOCKHOLDERS'  EQUITY
  Preferred stock - Series A; $0.00001 par value,
    5,000,000 shares authorized, 535,985 and
    427,485 issued and outstanding, respectively            53             42
  Common stock; $0.0001 par value, 30,000,000
    shares authorized, 7,320,055 shares issued
    and  outstanding                                       732            732
  Additional  paid-in  capital                       3,072,088      2,615,517
  Stock  options                                     1,967,788      1,583,838
  Deficit accumulated during development stage      (4,116,790)    (3,135,375)
  Accumulated other comprehensive income (loss)       (112,990)       (85,704)
                                                  -------------  -------------
     Total  Stockholders'  Equity                      810,881        979,050
                                                  -------------  -------------
    TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY    $   ,572,517   $  1,642,701
                                                  =============  =============



See accompanying notes and accountant's review report.

MANAGEMENT  OF  ENVIRONMENTAL  SOLUTIONS
&  TECHNOLOGY  CORPORATION
(A  DEVELOPMENT  STAGE  COMPANY)
CONSOLIDATED  STATEMENTS  OF  OPERATIONS

                                                                            Period from
                                                                            December 17,
                                                                               1997
                       Three  Months  Ended         Six  Months  Ended      (Inception)
                    --------------------------  --------------------------      to
                     June  30,     June  30,       June 30,      June 30,    June  30,
                       2000           1999           2000          1999         2000
                   (Unaudited)    (Unaudited)    (Unaudited)   (Unaudited)  (Unaudited)
                  -------------  -------------  -------------  -----------  ------------
REVENUES          $        -    $         -     $        -     $      -     $       -
                  -------------  -------------  -------------  -----------  ------------
EXPENSES
General and
  administrative       425,961        453,275        734,961      772,750     2,961,273
Research and
  development           60,000            -           60,000          -         531,595
Depreciation             1,192          1,500          1,793        2,200         4,327
                  -------------  -------------  -------------  -----------  ------------
  Total Expenses       487,153        454,775        796,754      774,950     3,497,195
                  -------------  -------------  -------------  -----------  ------------

LOSS FROM
  OPERATIONS          (487,153)      (454,775)      (796,754)    (774,950)   (3,497,195)
                  -------------  -------------  -------------  -----------  ------------

OTHER INCOME
  (EXPENSES)
Interest income         9,718           2,884         34,438        4,884        68,475
Interest  expense         -               -              -            -            (793)
                  -------------  -------------  -------------  -----------  ------------
Other Income
  (Expense)              9,718          2,884         34,438        4,884        67,682
                  -------------  -------------  -------------  -----------  ------------

LOSS BEFORE
  INCOME TAXES        (477,435)      (451,891)      (762,316)    (770,066)   (3,429,513)

INCOME TAX
  EXPENSE                  -              -              -            -             -
                  -------------  -------------  -------------  -----------  ------------

NET LOSS AFTER TAX    (477,435)      (451,891)      (762,316)    (770,066)   (3,429,513)

LOSS FROM JOINT
  VENTURE               (1,855)      (320,295)      (219,099)    (320,295)     (687,277)
                  -------------  -------------  -------------  -----------  ------------

NET  LOSS             (479,290)      (772,186)      (981,415)  (1,090,361)   (4,116,790)
                  -------------  -------------  -------------  -----------  ------------




See accompanying notes and accountant's review report.

MANAGEMENT  OF  ENVIRONMENTAL  SOLUTIONS
&  TECHNOLOGY  CORPORATION
(A  DEVELOPMENT  STAGE  COMPANY)
CONSOLIDATED  STATEMENTS  OF  OPERATIONS

                                                                            Period from
                                                                            December 17,
                                                                               1997
                       Three  Months  Ended         Six  Months  Ended      (Inception)
                    --------------------------  --------------------------      to
                     June  30,     June  30,       June 30,      June 30,    June  30,
                       2000           1999           2000          1999         2000
                   (Unaudited)    (Unaudited)    (Unaudited)   (Unaudited)  (Unaudited)
                  -------------  -------------  -------------  -----------  ------------

OTHER
  COMPREHENSIVE
  INCOME (LOSS)
Foreign currency
  translation
  (loss)                (4,273)           -          (27,286)         -        (112,990)
                  -------------  -------------  -------------  -----------  ------------

COMPREHENSIVE
  (LOSS)          $   (483,563)  $   (772,186)  $ (1,008,701)  $(1,090,361) $(4,229,780)
                  =============  =============  =============  ===========  ============


LOSS PER COMMON
  SHARE, BASIC
  AND DILUTED     $      (0.07)  $      (0.11)  $      (0.14)  $    (0.15)  $     (0.61)
                  =============  =============  =============  ===========  ============

WEIGHTED AVERAGE
  NUMBER OF
  COMMON SHARES
  OUTSTANDING,
  BASIC AND
  DILUTED            7,320,055      7,320,055      7,320,055    7,320,055     6,902,688
                  =============  =============  =============  ===========  ============

















See accompanying notes and accountant's review report.

MANAGEMENT OF ENVIRONMENTAL SOLUTIONS
& TECHNOLOGY CORPORATION
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                                                                                                           Accum-
                                                                                              Accum-       ulated
                                                                                               ulated      Other
              Preferred  Stock            Common  Stock                                       Deficit      Compre-       Total
              -------------------------  ------------------------  Additional                 During        hensive      Stock-
              Number of                   Number of                Paid-in       Stock        Development  Income         holders'
              Shares         Amount       Shares        Amount     Capital       Options      Stage        (Loss)        Equity
              -----------  -----------  -----------  ------------  ------------  -----------  -----------  -----------  -----------
Inception,
 Dec. 10, 1997       -     $      -     $      -     $      -      $      -      $      -     $      -     $      -     $      -
Issuance of
 common stock
 for cash
 Dec. 11, 1997       -            -          5,000            1         5,009           -            -            -          5,010
Issuance of
 common stock
 to acquire
 STB Corp. on
 Dec. 26, 1997       -            -            175          -             175           -            -            -            175
Net loss for
 year ended
 Dec. 31, 1997       -            -            -            -             -             -        (46,869)         -        (46,869)
              -----------  -----------  -----------  ------------  ------------  -----------  -----------  -----------  -----------
Balance,
 Jan. 1, 1998        -            -          5,175             1         5,184          -        (46,869)         -        (41,684)
Issuance of
 common stock
 as follows:
 For cash on
 March 10, 1998      -            -      5,394,880           539       899,911          -            -            -        900,450
 To acquire
 subsidiary on
 April 9, 1998       -            -      1,920,000           192        19,808          -            -            -         20,000
Issuance of
 preferred
 stock for cash
 December 7
 through 24 at
 an average
 price of $3.73
 per share        23,900            2          -             -         89,246           -            -            -         89,248
Issuance of
 stock options
 for compensation
 on August 31,1998    -           -            -            -             -         865,938          -            -        865,938
Net loss for
 year ended
 Dec. 31, 1998        -           -            -            -             -             -     (1,278,364)      15,284   (1,263,080)
              -----------  -----------  -----------  ------------  ------------  -----------  -----------  -----------  -----------
Balance,
 Dec. 31, 1998     23,900           2    7,320,055          732     1,014,149       865,938   (1,325,233)      15,284      570,872
Issuance of
 preferred stock
 for cash
 January through
 December at an
 average price
 of $3.97
 per share         403,585          40          -            -      1,601,368           -            -            -      1,601,408
Issuance of
 stock options
 for compensation
 on August 31, 1999    -           -            -            -            -         717,900          -            -        717,900
Net loss for
 year ended
 Dec. 31, 1999         -           -            -            -            -             -     (1,810,142)    (100,988)  (1,911,130)
              -----------  -----------  -----------  ------------  ------------  -----------  -----------  -----------  -----------
Balance,
 Dec. 31, 1999    427,485           42    7,320,055          732     2,615,517    1,583,838   (3,135,375)     (85,704)     979,050
Issuance of
 preferred stock
 for  cash
 Jan. through
 June at an
 average price
 of $4.21 per
 share            108,500           11          -            -         456,571          -            -            -       456,582
Issuance of stock
 options for
 compensation         -            -            -            -             -        383,950          -            -       383,950
Net loss,
 June 30, 2000        -            -            -            -             -            -       (981,415)     (27,286)  (1,008,701)
              -----------  -----------  -----------  ------------  ------------  -----------  -----------  -----------  -----------
Balance,
 June 30, 2000
 (unaudited)      535,985  $        53    7,320,055  $       732   $ 3,072,088   $1,967,788   $(4,116,790) $ (112,990)  $  810,881
              ===========  ===========  ===========  ============  ============  ===========  ===========  ===========  ===========

See accompanying notes and accountant's review report.

MANAGEMENT  OF  ENVIRONMENTAL  SOLUTIONS
&  TECHNOLOGY  CORPORATION
(A  DEVELOPMENT  STAGE  COMPANY)
CONSOLIDATED  STATEMENTS  OF  CASH  FLOWS

                                                                   Period from
                                                                   December 17,
                                                                      1997
                                         Six  Months  Ended        (Inception)
                                    ----------------------------       to
                                      June  30,      June  30,      June  30,
                                        2000            1999           2000
                                    (Unaudited)     (Unaudited)    (Unaudited)
                                    -------------  -------------  -------------
CASH FLOWS FROM OPERATING
  ACTIVITIES:

  Net  loss                         $   (981,415)  $ (1,090,361)  $ (4,116,790)
  Foreign currency (loss)                (27,286)           -         (112,990)
  Adjustments to reconcile net
    loss to net cash used in
    operating  activities:
      Depreciation                         1,793          1,500          4,327
    (Increase) decrease in assets:
      Tax refunds receivable              3,000           3,069          3,000
      Accounts  receivable                  -            (9,052)       (33,582)
      Other receivables                   2,695           3,703            448
      Prepaid  expenses                      80             -          (15,856)
      Options granted as
        compensation                    383,950         358,950      1,967,788
     Increase (decrease) in
     liabilities:
       Accounts  payable                104,985         (11,375)       649,156
       Loans from related
         parties                          7,000               4         79,611
       Other liabilities                    -           (12,443)        46,869
                                    -------------  -------------  -------------
Net cash (used) by
  operating  activities                 (505,198)      (756,005)    (1,528,019)
                                    -------------  -------------  -------------

CASH FLOWS FROM INVESTING
  ACTIVITIES:

  Purchase of property and
    equipment                            (11,821)        (8,507)       (25,714)
  Investment in loans receivable             -              -         (933,303)
                                    -------------  -------------  -------------
Net cash (used) by
  investing  activities                  (11,821)        (8,507)      (959,017)
                                    -------------  -------------  -------------









See accompanying notes and accountant's review report.

MANAGEMENT  OF  ENVIRONMENTAL  SOLUTIONS
&  TECHNOLOGY  CORPORATION
(A  DEVELOPMENT  STAGE  COMPANY)
CONSOLIDATED  STATEMENTS  OF  CASH  FLOWS

                                                                   Period from
                                                                   December 17,
                                                                      1997
                                         Six  Months  Ended        (Inception)
                                    ----------------------------       to
                                      June  30,      June  30,      June  30,
                                        2000            1999           2000
                                    (Unaudited)     (Unaudited)    (Unaudited)
                                    -------------  -------------  -------------
CASH FLOWS FROM FINANCING
  ACTIVITIES:

  Proceeds from the sale of
    preferred  stock                     456,582        759,432      2,142,238
  Proceeds from the sale of
    common  stock                            -              -          905,635
  Interest  income                        34,438          4,884         34,438
  Acquisition  of  subsidiary                -              -           20,000
                                    -------------  -------------  -------------
Net cash provided by
  financing  activities                  491,020        764,316      3,102,311
                                    -------------  -------------  -------------
Net increase (decrease) in cash          (25,999)          (196)       615,275

Cash, beginning of period                646,274        728,870          5,000
                                    -------------  -------------  -------------

Cash,  end  of  period              $    620,275   $    713,390   $    620,275
                                    =============  =============  =============

SUPPLEMENTAL CASH FLOW DISCLOSURES:
  Interest  income                  $     34,438   $      4,884   $        -
  Interest  paid                    $        -     $        -     $        -
  Income  taxes  paid               $        -     $        -     $        -

NON-CASH  TRANSACTIONS:
  Stock options granted for
    compensation                    $    383,950   $     358,950  $  1,967,788

















See accompanying notes and accountant's review report.

                    MANAGEMENT OF ENVIRONMENTAL SOLUTIONS
                               & TECHNOLOGY CORP.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 2000

NOTE  1  -  ORGANIZATION  AND  HISTORY

Management of Environmental Solutions & Technology Corp. was formed to develop a proprietary technology for drying and treating animal manure and sludge to be used as fertilizer. The "Company" ("MEST") was incorporated in Colorado on December 10, 1997, followed by reorganization as a Delaware corporation on
December 18, 1997. On April 9, 1998, MEST issued stock in exchange for all issued and outstanding shares of MEST, BV, a Netherlands corporation. MEST, BV was acquired because it had certain data and technical information that the Company plans to use in its business.

The Netherlands Organization for Applied Scientific Research ("TNO"), staffed by 5,000 professionals is one of Europe's leading contract research organizations. Using proprietary technology developed by TNO, the Company and TNO formed a corporation known as Manure and Sludge Technology, B.V. ("MSTec") for the purpose of developing a process for use on a commercial basis that would economically refine manure and sludge into pellets, which could be sold as organic fertilizer and other products. MSTec, a Netherlands corporation, is owned 50 percent by the Company and 50 percent by TNO.

NOTE  2  -  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES

This summary of significant accounting policies is presented to assist in understanding the financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America, and have been consistently applied in the preparation of the financial statements.

Accounting  Method
------------------
The Company's financial statements are prepared using the accrual method of accounting.

Development  Stage  Activities
------------------------------
The Company has been in the development stage since its formation in December of 1997, and has not yet realized any revenues from its planned operations. It is engaged in the business of manufacturing, distributing, and selling fertilizer products.

Use  of  Estimates
------------------
The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America, requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

                    MANAGEMENT OF ENVIRONMENTAL SOLUTIONS
                               & TECHNOLOGY CORP.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 2000

NOTE  2  -  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  (CONTINUED)

Cash  and  Cash  Equivalents
----------------------------
For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Fair  Value  of  Financial  Instruments
---------------------------------------
MEST's financial instruments consist primarily of cash, accrued expenses and payables, and loans payable, which approximate fair value because of their short maturities. MEST's notes payable approximate the fair value of such instruments based upon management's best estimate of interest rates that would be available to MEST for a similar financial arrangement at June 30, 2000.

Derivative  Instruments
-----------------------
The Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB No. 133", and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities", which is effective for the Company as of January 1, 2001. This standard establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the consolidated balance sheets and measure those instruments at fair value.

If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change.

Historically, the Company has not entered into derivatives contracts to hedge existing risks or for speculative purposes.

At June 30, 2000, the Company has not engaged in any transactions that would be considered derivative instruments or hedging activities.

Compensated  Absences
---------------------
Currently, the Company has no employees; therefore, no policy regarding compensated absences has been established. The Company will establish a policy to recognize the costs of compensated absences at the point in time that it has employees.

                    MANAGEMENT OF ENVIRONMENTAL SOLUTIONS
                               & TECHNOLOGY CORP.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 2000

NOTE  2  -  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  (CONTINUED)

Provision  for  Taxes
---------------------
Income taxes are provided based upon the liability method of accounting pursuant to SFAS No. 109 "Accounting for Income Taxes." Under this approach, deferred income taxes are recorded to reflect the tax consequences on future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end. A valuation allowance is recorded against deferred tax assets if management does not believe the Company has met the "more likely than not" standard imposed by SFAS No. 109 to allow recognition of such an asset.

At June 30, 2000, the Company had net deferred tax assets of approximately $820,000, principally arising from net operating loss carryforwards for income tax purposes. As management of the Company cannot determine that it is more likely than not that the Company will realize the benefit of the net deferred tax asset, a valuation allowance equal to the net deferred tax asset has been established at June 30, 2000.

At June 30, 2000, the Company has net operating loss carryforwards of approximately $4,100,000, which expire in the years 2017 through 2021.

Basic  and  Diluted  Loss  Per  share
-------------------------------------
Loss per share was computed by dividing the net loss by the weighted average number of shares outstanding during the period. The weighted average number of shares was calculated by taking the number of shares outstanding and weighting them by the amount of time that they were outstanding.

Going  Concern
--------------
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.

As shown in the accompanying financial statements, the Company has an accumulated deficit of $4,116,790 for the period December 17, 1997 (inception) to June 30, 2000 and had minimal sales. The future of the Company is dependent upon successful and profitable operations from manufacturing, distributing, and selling its fertilizer products. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

Principles  of  Consolidation
-----------------------------
The consolidated financial statements include the accounts of MEST and its wholly owned subsidiary, MEST, BV. All material intercompany transactions and balances have been eliminated. Manure and Sludge Technology, BV ("MSTec"), a 50 per cent owned corporation is reflected in the financial statements on the equity method of accounting, and not included in the financial statements as an entity subject to consolidation.

              MANAGEMENT OF ENVIRONMENTAL SOLUTIONS & TECHNOLOGY CORP.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 2000

NOTE  2  -  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  (CONTINUED)
Reverse Stock Split
-------------------
The Company's Board of Directors in March 1998 authorized a 1 for 1000 reverse stock split of its $0.0001 par value common stock. All references in the accompanying financial statements to the number of common shares outstanding and per share amounts have been restated to reflect the reverse stock split.

Stock  Options  and  Stock  Based  Compensation
-----------------------------------------------
MEST accounts for all transactions under which employees, officers and directors receive options to purchase shares of stock in MEST in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees". In accordance with Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation," MEST adopted the pro forma disclosure requirements of SFAS 123. Accordingly, no compensation has been recognized in the results of operations for the employees, officers and directors stock option plan other than for options issued to non-employees for consulting services, which are valued based at their fair market value. In accordance with these standards, the Company values stock issued to employees, officers, directors and consultants at its fair market value at date of grant.

Loss  Per  Share
----------------
The Company has adopted the provisions of Financial Accounting Standards No. 128, "Earnings Per Share". This statement requires that the Company report basic and diluted earnings (loss) per share for all periods reported. Basic net income (loss) per share is computed by dividing net income (loss) available to common shareholders by the weighted average number of common shares outstanding for the period.

The weighted average number of shares outstanding for the period December 10, 1997 (inception) to June 30, 2000, was 6,902,688.

For all periods presented, diluted net loss per share was the same as basic net loss per share since the inclusion of stock options and warrants would have been anti-dilutive.

Recent  Accounting  Pronouncements
----------------------------------
In December 1999, the Securities and Exchange Commission released Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements". SAB 101 provides interpretative guidance on the recognition, presentation and disclosure of revenue. SAB 101 must be applied to financial statements no later than the fourth quarter of fiscal 2001. We do not believe that the application of SAB 101 will have a material effect on the Company's financial position or results of its operations.

In March 2000, the FASB issued Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation - An Interpretation of APB Opinion No. 25". The interpretation clarifies the application of Accounting Principles Board (APB) Opinion No. 25 in certain situations, as defined. The interpretation is effective July 1, 2000, but covers certain events occurring during the period after December 15, 1998, but before the effective date. We do not anticipate that the adoption of this interpretation will have a material effect on the Company's financial position or results of operations.

                    MANAGEMENT OF ENVIRONMENTAL SOLUTIONS
                               & TECHNOLOGY CORP.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 2000

NOTE  3  -  CONCENTRATION  OF  RISK

At June 30, 2000, the Company maintained cash balances totaling $620,275 in Netherlands financial institutions. The funds are valued in U.S. dollars and are insured.

NOTE  4  -  RELATED  PARTY  TRANSACTIONS

The  following  amounts  were  owed  to  related  parties:

                                         Shareholder or company owned by shareholder
                                         ----------------------------------------------
                                          Marieke      Maurice    Maurice   Maurice
                                          Oudejans     Schelvis   Schelvis  Schelvis
                                         -----------  ----------  --------  ---------
                     Interest            Loans to     Loans to    Payable   Cash
                     Rate      Maturity  Company      Company     Balance   Advances
                     --------  --------  -----------  ----------  --------  ---------
June  30, 2000          5%     Upon       $     0       $5,590     $ 5,590    $103,500
                               Demand
December 31, 1999       5%     Upon       $10,226       $5,754     $15,980    $103,500
                               Demand

The  loans   payable  result  from  cash   advances  made   to  MEST   and   are
uncollateralized. The loans bear interest at 5 per cent rate, and are due upon demand.

The  following  amounts  were  due  from  shareholders  or  related  parties:

                                              June  30,      December 31,
                                                2000             1999
                                             ------------    ------------
Due  from  Marike  Oudejans                  $    48,917     $         0
Due  from third parties                          109,524         933,303
                                             ------------    ------------
Due from shareholders or related parties     $   158,441     $   933,303
                                             ============    ============

NOTE  5  -  PLANT,  PROPERTY  AND  EQUIPMENT

Property and equipment are recorded at cost. Major additions and improvements are capitalized. Minor replacements, maintenance and repairs that do not increase the useful lives of the assets are expensed as incurred. Depreciation of property and equipment is being calculated using the straight-line method over the expected useful lives of the assets.

                                              June  30,      December 31,
                                                2000             1999
                                             ------------    ------------
Office  equipment,  computers                $    13,893     $    13,893
Less  Accumulated depreciation                    (4,327)         (2,534)
                                             ------------    ------------
          Net  property  and  equipment      $     9,566     $    11,359
                                             ============    ============

                    MANAGEMENT OF ENVIRONMENTAL SOLUTIONS
                               & TECHNOLOGY CORP.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 2000

NOTE  6  -  PREFERRED  STOCK

The Company is authorized to issue 5,000,000 shares of $0.0001 par value preferred stock; 535,985 Series A Preferred Shares were issued and outstanding at June 30, 2000. Each share of Series A Preferred Stock is entitled to a dividend at the rate of $0.30 per share if the Board of Directors declares a dividend. Upon liquidation or dissolution of the Company, each outstanding share of Series A Preferred Stock is entitled to a distribution of $4.00 per share prior to any distribution to common stock shareholders.

NOTE  7  -  COMMON  STOCK

The Company is authorized to issue 30,000,000 shares of $0.0001 par value common stock; 7,320,055 shares were issued and outstanding at June 30, 2000. Each holder of common stock has one, non-cumulative vote per share on all matters voted upon by the shareholders. There are no preemptive rights or other rights of subscription.

NOTE  8  -  JOINT  VENTURE  INVESTMENT  IN  MANURE  AND  SLUDGE TECHNOLOGY, B.V.

Manure and Sludge Technology, B.V. (hereinafter "MSTec") is a Netherlands corporation that was formed for the purpose of developing a process for use on a commercial basis that would economically dry and pasteurize manure and sludge into pellets that could be sold as organic fertilizer and other products. Since its inception, MST has refined its technological process for use with other waste products such as bio-solids, fish and food waste, and paper pulp.

MEST owns 50 percent of the common stock of MSTec, and accounts for MSTec on the equity method. The other 50 percent of MSTec's common stock is owned by The Netherlands Organization for Applied Scientific Research ("TNO"), the largest single research facility in Europe employing over five thousand persons.

MEST's investment in the joint venture is recorded as $0 on MEST's balance sheet because MSTec's debt and losses exceed the joint venturers' investment in MSTec. MEST's investment in the joint venture totaled $687,000 at June 30, 2000.

The joint venture's primary assets, as the result of the aforementioned investment, are a successfully functioning testing facility (pilot plant in Apeldoorn, The Netherlands, where TNO is located) and a worldwide licensing agreement for the application of the aforementioned technological process from TNO. The Company's commercial facility and end products marketing and sales also originate from the pilot plant's location in Apeldoorn.

NOTE  9  -  COMMITMENTS  AND  CONTINGENCIES

Subordinated  loan  agreement
-----------------------------
Under the terms of an agreement dated January 22, 1999, the management of MEST committed the company to loan approximately $800,000 to MST, B.V. in phases during the year 1999. Repayment was intended to commence December 31, 1999, contingent upon MST, B.V. generating an "operating profit". Further, in the event of MST, B.V.'s default or bankruptcy, MEST agreed to subordinate its interest in the loan for the benefit of RABO bank in Apeldoorn and TNO, until all other debts of MST were paid. Upon payment of debts and obligations of MST, B.V. the loan from MEST would again be eligible for repayment of interest and principal.

                    MANAGEMENT OF ENVIRONMENTAL SOLUTIONS
                               & TECHNOLOGY CORP.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 2000

NOTE  9  -  COMMITMENTS  AND  CONTINGENCIES (CONTINUED)

Office  lease
-------------
The Company leases office space in Amsterdam under a written agreement which runs from July 1999 through January 2002 and provides for lease payments of approximately $1,500 per month. In 2001, the lease agreement was renegotiated and the lease expiration date was changed to July 31, 2001 with other lease provisions remaining unchanged.

NOTE  10  -  TRANSLATION  OF  FOREIGN  CURRENCY

The Company has adopted Financial Accounting Standard No. 52. Monetary assets and liabilities denominated in foreign currencies are translated into United States dollars at rates of exchange in effect at the balance sheet date. Gains or losses are included in income for the year, except gains or losses relating to long-term debt, which are deferred and amortized over the remaining term of the debt. Non-monetary assets, liabilities and items recorded in income arising from transactions denominated in foreign currencies are translated at rates of exchange in effect at the date of the transaction.

NOTE  11  -  STOCK  OPTIONS

During years 2000, 1999, and 1998 the Company granted its officers options to purchase a total of 680,000 shares of MEST common stock at an exercise price of $0.50 per share. Still outstanding at June 30, 2000, the options are exercisable at anytime prior to dates that started at July 31, 2000, and extend 5 years from date of issue. Options were granted for the purchase of the Company's common stock to the following persons during the six months ended June 30, 2000:
                      Shares subject        Option         Expiration
Name                    to  option      exercise  price       date
------------------  ------------------  ---------------  ----------------
Marieke Oudejans       50,000/ year         $0.50        5 years from
                      (25,000/quarter)                   issue date
Maurice Schelvis       50,000/ year         $0.50        5 years from
                      (25,000/quarter)                   issue date

The  Company  has  adopted  the  disclosure  only  provisions  of  SFAS  123.

For disclosure of stock option compensation to employees and officers, the fair value of options is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for stock options granted during years 2000, 1999, and 1998: no annual dividends, expected volatility of 24.83%, 23.54%, and 22.25%, respectively; risk-free interest rate of 6%; and expected lives of 5 years (or as described above).

                                                               Weighted  Average
                                               Shares          Exercise  Price
                                               --------------  -----------------
Options  outstanding  at  December 31, 1999        480,000          $0.50
   Granted  during  2000                           100,000          $0.50
   Expired  during  2000                          (30,000)          $0.50
                                               --------------  -----------------
Options  outstanding  at June 30, 2000            550,000           $0.50
                                               ==============  =================

                    MANAGEMENT OF ENVIRONMENTAL SOLUTIONS
                               & TECHNOLOGY CORP.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 2000

NOTE  11  -  STOCK  OPTIONS  (CONTINUED)

Compensation cost charged to operations attributed to option expense during 1999, and the six months ended June 30, 2000, follows:


                                              June  30,      December 31,
                                                2000             1999
                                             ------------    ------------
Expense  of  options  charged
   to  compensation                          $   383,950     $   717,900
                                             ============    ============

NOTE  12  -  SUBSEQUENT  EVENTS

Effective May 15, 2001, Maurice Schelvis executed a forgiveness of debt agreement in respect to amounts owed him by MEST. At December 31, 2000, the loans had a balance of $109,090. In exchange for this forgiveness, Mr. Schelvis's company, IJ-Beeher, was forgiven $44,157 it owed to MEST at December 31, 2000.

                           MANAGEMENT OF ENVIRONMENTAL
                          SOLUTIONS & TECHNOLOGY CORP.
                          (A DEVELOPMENT STAGE COMPANY)
                        CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2000







                              WILLIAMS & WEBSTER PS
                          CERTIFIED PUBLIC ACCOUNTANTS
                        BANK OF AMERICA FINANCIAL CENTER
                           W 601 RIVERSIDE, SUITE 1940
                                SPOKANE, WA 99201
                                 (509) 838-5111







                           MANAGEMENT OF ENVIRONMENTAL
                          SOLUTIONS & TECHNOLOGY CORP.
                          (A DEVELOPMENT STAGE COMPANY)

                                TABLE OF CONTENTS



ACCOUNTANT'S  REVIEW  REPORT                                         1


FINANCIAL  STATEMENTS

     Consolidated  Balance  Sheets                                   2

     Consolidated  Statements  of  Operations                        3

     Consolidated  Statement  of  Stockholders'  Equity              4

     Consolidated  Statements  of  Cash  Flows                       5


NOTES  TO  THE  CONSOLIDATED  FINANCIAL  STATEMENTS                  6

To  the  Board  of  Directors
Management  of  Environmental
Solutions  &  Technology  Corp.
Amsterdam,  The  Netherlands


                           ACCOUNTANT'S REVIEW REPORT
                           --------------------------


We have reviewed the accompanying consolidated balance sheet of Management of Environmental Solutions & Technology Corp. (a development stage company) as of September 30, 2000 and the related consolidated statements of operations, stockholders' equity and cash flows for the three and nine months ended
September  30,  2000,  and  for the period from December 10, 1997 (inception) to
September 30, 2000. These financial statements are the responsibility of the Company's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2, the Company has been in the development stage since its inception on December 10, 1997. The Company has no revenues and has recurring losses. These factors, which relate to the Company's expressed decision to perfect its technological application before entering the market, raise doubt about the Company's ability to continue as a going concern. In management's opinion, the Company's continuance is contingent upon expected, imminent sales. Management's plans regarding those matters are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Williams & Webster, P.S.

Williams  &  Webster,  P.S.
Certified  Public  Accountants
Spokane,  Washington

June  30,  2001

MANAGEMENT  OF  ENVIRONMENTAL  SOLUTIONS
&  TECHNOLOGY  CORPORATION
(A  DEVELOPMENT  STAGE  COMPANY)
CONSOLIDATED  BALANCE  SHEETS


                                                   September 30, December  31,
                                                       2000          1999
                                                   (Unaudited)
                                                  -------------  -------------
ASSETS

CURRENT  ASSETS
  Cash                                           $     636,971   $    646,274
  Accounts  receivable                                  44,157         33,582
  Due from shareholders or related parties             250,270        933,303
  Other  receivables                                     4,942          2,247
  Prepaid  expenses                                     29,724         15,936
                                                  -------------  -------------
     Total  Current  Assets                            966,064      1,631,342
                                                  -------------  -------------

OTHER  ASSETS
  Property and equipment, net of depreciation            8,374         11,359
                                                  -------------  -------------
     Total  Other  Assets                                8,374         11,359
                                                  -------------  -------------
     TOTAL  ASSETS                                $    974,438   $  1,642,701
                                                  =============  =============

LIABILITIES  AND  STOCKHOLDERS'  EQUITY

CURRENT  LIABILITIES
  Accounts  payable                               $     43,048   $    544,171
  Loans  from  related  parties                        109,090        119,480
                                                  -------------  -------------
     Total  Current  Liabilities                       152,138        663,651
                                                  -------------  -------------

COMMITMENTS  AND  CONTINGENCIES                            -              -
                                                  -------------  -------------

STOCKHOLDERS'  EQUITY
  Preferred stock - Series A; $0.00001 par value,
    5,000,000 shares authorized, 535,985 and
    427,485 issued and outstanding, respectively            53             42
  Common stock; $0.0001 par value, 30,000,000
    shares authorized, 7,320,055 shares issued
    and  outstanding                                       732            732
  Additional  paid-in  capital                       3,149,176      2,615,517
  Stock  options                                     2,082,675      1,583,838
  Deficit accumulated during development stage      (4,297,346)    (3,135,375)
  Accumulated other comprehensive income (loss)       (112,990)       (85,704)
                                                  -------------  -------------
     Total  Stockholders'  Equity                      822,300        979,050
                                                  -------------  -------------
     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY   $    974,438   $  1,642,701
                                                  =============  =============


See accompanying notes and accountant's review report.

MANAGEMENT  OF  ENVIRONMENTAL  SOLUTIONS
&  TECHNOLOGY  CORPORATION
(A  DEVELOPMENT  STAGE  COMPANY)
CONSOLIDATED  STATEMENTS  OF  OPERATIONS

                                                                             Period from
                                                                             December 17,
                                                                                1997
                       Three  Months  Ended        Nine  Months  Ended       (Inception)
                    --------------------------  --------------------------       to
                     Sept. 30,     Sept. 30,       Sept. 30,     Sept. 30,     Sept. 30,
                       2000           1999           2000          1999          2000
                   (Unaudited)    (Unaudited)    (Unaudited)   (Unaudited)   (Unaudited)
                  -------------  -------------  -------------  ------------  ------------
REVENUES          $        -     $        -     $        -     $       -     $       -
                  -------------  -------------  -------------  ------------  ------------
EXPENSES
General and
  administrative       182,768        325,154        917,759     1,095,582     3,144,041
Research and
  development              -              -           60,000           -         531,595
Depreciation             1,192             26          2,985         2,226         5,519
                  -------------  -------------  -------------  ------------  ------------
Total Expenses         183,960        325,180        980,744     1,097,808     3,681,155
                  -------------  -------------  -------------  ------------  ------------

LOSS FROM
  OPERATIONS          (183,960)      (325,180)      (980,744)   (1,097,808)   (3,681,155)
                  -------------  -------------  -------------  ------------  ------------

OTHER INCOME
  (EXPENSES)
Interest income         3,404             -           37,842         4,884        71,879
Interest expense          -            (1,161)           -          (1,161)         (793)
                  -------------  -------------  -------------  ------------  ------------
Other Income
  (Expense)              3,404         (1,161)        37,842         3,723        71,086
                  -------------  -------------  -------------  ------------  ------------

LOSS BEFORE
  INCOME  TAXES       (180,556)      (324,019)      (942,902)   (1,094,085)   (3,610,069)

INCOME TAX
  EXPENSE                  -              -              -             -             -
                  -------------  -------------  -------------  ------------  ------------

NET LOSS AFTER TAX    (180,556)      (324,019)      (942,902)   (1,094,085)   (3,610,069)

(LOSS) FROM
  JOINT  VENTURE           -         (147,913)      (219,069)     (468,208)     (687,277)
                  -------------  -------------  -------------  ------------  ------------

NET  LOSS             (180,556)      (471,932     (1,161,971)   (1,562,293)   (4,297,346)
                  -------------  -------------  -------------  ------------  ------------



See accompanying notes and accountant's review report.

MANAGEMENT  OF  ENVIRONMENTAL  SOLUTIONS
&  TECHNOLOGY  CORPORATION
(A  DEVELOPMENT  STAGE  COMPANY)
CONSOLIDATED  STATEMENTS  OF  OPERATIONS

                                                                             Period from
                                                                             December 17,
                                                                                1997
                       Three  Months  Ended        Nine  Months  Ended       (Inception)
                    --------------------------  --------------------------       to
                     Sept. 30,     Sept. 30,       Sept. 30,     Sept. 30,     Sept. 30,
                       2000           1999           2000          1999          2000
                   (Unaudited)    (Unaudited)    (Unaudited)   (Unaudited)   (Unaudited)
                  -------------  -------------  -------------  ------------  ------------

OTHER
  COMPREHENSIVE
  INCOME (LOSS)
Foreign currency
  translation
  (loss)                   -          (38,489)       (27,286)      (38,489)     (112,990)
                  -------------  -------------  -------------  ------------  ------------

COMPREHENSIVE
  (LOSS)          $   (180,556)  $   (510,421)  $ (1,189,257)  $(1,600,782)   (4,410,336)
                  =============  =============  =============  ============  ============

LOSS PER COMMON
  SHARE, BASIC
  AN  DILUTED     $      (0.02)  $      (0.07)  $      (0.16)  $     (0.22)  $     (0.64)
                  =============  =============  =============  ============  ============

WEIGHTED AVERAGE
  NUMBER OF
  COMMON SHARES
  OUTSTANDING,
  BASIC AND
  DILUTED            7,320,055      7,320,055      7,320,055     7,320,055     6,902,688
                  =============  =============  =============  ============  ============


















See accompanying notes and accountant's review report.

MANAGEMENT OF ENVIRONMENTAL SOLUTIONS
& TECHNOLOGY CORPORATION
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                                                                                                           Accum-
                                                                                              Accum-       ulated
                                                                                               ulated      Other
              Preferred  Stock            Common  Stock                                       Deficit      Compre-       Total
              -------------------------  ------------------------  Additional                 During        hensive      Stock-
              Number of                   Number of                Paid-in       Stock        Development  Income         holders'
              Shares         Amount       Shares        Amount     Capital       Options      Stage        (Loss)        Equity
              -----------  -----------  -----------  ------------  ------------  -----------  -----------  -----------  -----------
Inception,
 Dec. 10, 1997       -     $      -     $      -     $      -      $      -      $      -     $      -     $      -     $      -
Issuance of
 common stock
 for cash
 Dec. 11, 1997       -            -          5,000            1         5,009           -            -            -          5,010
Issuance of
 common stock
 to acquire
 STB Corp. on
 Dec. 26, 1997       -            -            175          -             175           -            -            -            175
Net loss for
 year ended
 Dec. 31, 1997       -            -            -            -             -             -        (46,869)         -        (46,869)
              -----------  -----------  -----------  ------------  ------------  -----------  -----------  -----------  -----------
Balance,
 Jan. 1, 1998        -            -          5,175             1         5,184          -        (46,869)         -        (41,684)
Issuance of
 common stock
 as follows:
 For cash on
 March 10, 1998      -            -      5,394,880           539       899,911          -            -            -        900,450
 To acquire
 subsidiary on
 April 9, 1998       -            -      1,920,000           192        19,808          -            -            -         20,000
Issuance of
 preferred
 stock for cash
 December 7
 through 24 at
 an average
 price of $3.73
 per share        23,900            2          -             -         89,246           -            -            -         89,248
Issuance of
 stock options
 for compensation
 on August 31,1998    -           -            -            -             -         865,938          -            -        865,938
Net loss for
 year ended
 Dec. 31, 1998        -           -            -            -             -             -     (1,278,364)      15,284   (1,263,080)
              -----------  -----------  -----------  ------------  ------------  -----------  -----------  -----------  -----------
Balance,
 Dec. 31, 1998     23,900           2    7,320,055          732     1,014,149       865,938   (1,325,233)      15,284      570,872
Issuance of
 preferred stock
 for cash
 January through
 December at an
 average price
 of $3.97
 per share         403,585          40          -            -      1,601,368           -            -            -      1,601,408
Issuance of
 stock options
 for compensation
 on August 31, 1999    -           -            -            -            -         717,900          -            -        717,900
Net loss for
 year ended
 Dec. 31, 1999         -           -            -            -            -             -     (1,810,142)    (100,988)  (1,911,130)
              -----------  -----------  -----------  ------------  ------------  -----------  -----------  -----------  -----------
Balance,
 Dec. 31, 1999    427,485           42    7,320,055          732     2,615,517    1,583,838   (3,135,375)     (85,704)     979,050
Issuance of
 preferred stock
 for cash
 Jan. through
 June at an
 average price
 of $4.21 per
 share            108,500           11          -             -        456,571          -            -            -        456,582
Issuance of
 stock options for
 compensation         -            -            -             -            -        575,925          -            -        575,925
Expiration of
 stock options
 on July 31, 2000     -            -            -             -         77,088      (77,088)         -            -            -
Net loss,
 Sept. 30, 2000       -            -            -             -            -            -     (1,161,971)     (27,286)  (1,189,257)
              -----------  -----------  -----------  ------------  ------------  -----------  -----------  -----------  -----------
 Balance,
 Sept. 30, 2000
 (unaudited)      535,985  $        53    7,320,055  $        732  $ 3,149,176   $2,082,675  $(4,297,346)  $ (112,990)  $  822,300
              ===========  ===========  ===========  ============  ============  ===========  ===========  ===========  ===========

See accompanying notes and accountant's review report.

MANAGEMENT  OF  ENVIRONMENTAL  SOLUTIONS
&  TECHNOLOGY  CORPORATION
(A  DEVELOPMENT  STAGE  COMPANY)
CONSOLIDATED  STATEMENTS  OF  CASH  FLOWS

                                                                   Period from
                                                                   December 17,
                                                                      1997
                                        Nine  Months  Ended        (Inception)
                                    ----------------------------       to
                                    September 30,  September 30,  September 30,
                                        2000            1999           2000
                                    (Unaudited)     (Unaudited)    (Unaudited)
                                    -------------  -------------  -------------

CASH FLOWS FROM OPERATING
  ACTIVITIES:

  Net  loss                         $ (1,161,971)  $ (1,562,293)  $ (4,297,346)
  Foreign currency (loss)                (27,286)       (38,489)      (112,990)
  Adjustments to reconcile net loss
    to net cash used in operating
    activities:
      Depreciation                        2,985              26          5,519
    (Increase) decrease in assets:
      Accounts receivable               (10,575)          2,024        (44,157)
      Other  receivables                 (2,695)         (5,288)        (4,942)
      Prepaid  expenses                 (13,788)          3,033        (29,724)
      Options granted as
        compensation                    498,837         538,425      2,082,675
    Increase (decrease) in
    liabilities:
      Accounts  payable                (501,123)        (18,489)        43,048
      Loans from related parties        (10,390)              4         62,221
      Other  liabilities                    -           (31,775)        46,869
                                    -------------  -------------  -------------
Net cash (used) by
  operating  activities               (1,226,006)    (1,112,822)    (2,248,827)
                                    -------------  -------------  -------------

CASH FLOWS FROM INVESTING
  ACTIVITIES:

  Purchase of property and
     Equipment                               -            8,666        (13,893)
  Investment in loans receivable         683,033            -         (250,270)
                                    -------------  -------------  -------------
Net cash provided (used) by
  investing  activities                  683,033          8,666       (264,163)
                                    -------------  -------------  -------------










See accompanying notes and accountant's review report.

MANAGEMENT  OF  ENVIRONMENTAL  SOLUTIONS
&  TECHNOLOGY  CORPORATION
(A  DEVELOPMENT  STAGE  COMPANY)
CONSOLIDATED  STATEMENTS  OF  CASH  FLOWS

                                                                   Period from
                                                                   December 17,
                                                                      1997
                                        Nine  Months  Ended        (Inception)
                                    ----------------------------       to
                                    September 30,  September 30,  September 30,
                                        2000            1999           2000
                                    (Unaudited)     (Unaudited)    (Unaudited)
                                    -------------  -------------  -------------
CASH FLOWS FROM FINANCING
  ACTIVITIES:

  Proceeds from the sale of
    preferred  stock                     533,670      1,334,356      2,219,326
  Proceeds from the sale of
    common  stock                            -              -          905,635
  Acquisition  of  subsidiary                -              -           20,000
                                    -------------  -------------  -------------
Net cash provided by
  financing  activities                  533,670      1,334,356      3,144,961
                                    -------------  -------------  -------------

Net increase (decrease) in cash           (9,303)       230,200        631,971

Cash,  beginning  of  period             646,274        728,870          5,000
                                    -------------  -------------  -------------

Cash,  end  of  period              $    636,971   $    959,070   $    636,971
                                    =============  =============  =============

SUPPLEMENTAL  CASH  FLOW  DISCLOSURES:

  Interest  paid                    $      1,161   $      1,161   $        -
  Income taxes paid                 $        -     $        -     $        -

NON-CASH INVESTING AND
  FINANCING  TRANSACTIONS:
  Stock options granted for
    compensation                   $     498,837   $    538,425   $  2,082,675
















See accompanying notes and accountant's review report.

                     MANAGEMENT OF ENVIRONMENTAL SOLUTIONS
                               & TECHNOLOGY CORP.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2000

NOTE  1  -  ORGANIZATION  AND  HISTORY

Management of Environmental Solutions & Technology Corp. was formed to develop a proprietary technology for drying and treating animal manure and sludge to be used as fertilizer. The "Company" ("MEST") was incorporated in Colorado on December 10, 1997, followed by reorganization as a Delaware corporation on
December 18, 1997. On April 9, 1998, MEST issued stock in exchange for all issued and outstanding shares of MEST, BV, a Netherlands corporation. MEST, BV was acquired because it had certain data and technical information that the Company plans to use in its business.

The Netherlands Organization for Applied Scientific Research ("TNO"), staffed by 5,000 professionals is one of Europe's leading contract research organizations. Using proprietary technology developed by TNO, the Company and TNO formed a corporation known as Manure and Sludge Technology, B.V. ("MSTec") for the purpose of developing a process for use on a commercial basis that would economically refine manure and sludge into pellets, which could be sold as organic fertilizer and other products. MSTec, a Netherlands corporation, is owned 50 percent by the Company and 50 percent by TNO.

NOTE  2  -  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES

This summary of significant accounting policies is presented to assist in understanding the financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America, and have been consistently applied in the preparation of the financial statements.

Accounting  Method
------------------
The Company's financial statements are prepared using the accrual method of accounting.

Development  Stage  Activities
------------------------------
The Company has been in the development stage since its formation in December of 1997, and has not yet realized any revenues from its planned operations. It is engaged in the business of manufacturing, distributing, and selling fertilizer products.

Use  of  Estimates
------------------
The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America, requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

                     MANAGEMENT OF ENVIRONMENTAL SOLUTIONS
                               & TECHNOLOGY CORP.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2000

NOTE  2  -  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  (CONTINUED)

Cash  and  Cash  Equivalents
----------------------------
For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Fair  Value  of  Financial  Instruments
---------------------------------------
MEST's financial instruments consist primarily of cash, accrued expenses and payables, and loans payable, which approximate fair value because of their short maturities. MEST's notes payable approximate the fair value of such instruments based upon management's best estimate of interest rates that would be available to MEST for a similar financial arrangement at September 30, 2000.

Derivative  Instruments
-----------------------
The Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB No. 133", and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities", which is effective for the Company as of January 1, 2001. This standard establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the consolidated balance sheets and measure those instruments at fair value.

If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change.

Historically, the Company has not entered into derivatives contracts to hedge existing risks or for speculative purposes.

At September 30, 2000 the Company has not engaged in any transactions that would be considered derivative instruments or hedging activities.

Compensated  Absences
---------------------
Currently, the Company has no employees; therefore, no policy regarding compensated absences has been established. The Company will establish a policy to recognize the costs of compensated absences at the point in time that it has employees.

                     MANAGEMENT OF ENVIRONMENTAL SOLUTIONS
                               & TECHNOLOGY CORP.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2000

NOTE  2  -  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  (CONTINUED)

Provision  for  Taxes
---------------------
Income taxes are provided based upon the liability method of accounting pursuant to SFAS No. 109 "Accounting for Income Taxes." Under this approach, deferred income taxes are recorded to reflect the tax consequences on future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end. A valuation allowance is recorded against deferred tax assets if management does not believe the Company has met the "more likely than not" standard imposed by SFAS No. 109 to allow recognition of such an asset.

At September 30, 2000, the Company had net deferred tax assets of approximately $860,000, principally arising from net operating loss carryforwards for income tax purposes. As management of the Company cannot determine that it is more likely than not that the Company will realize the benefit of the net deferred tax asset, a valuation allowance equal to the net deferred tax asset has been established at September 30, 2000.

At September 30, 2000, the Company has net operating loss carryforwards of approximately $4,300,000, which expire in the years 2017 through 2021.

Basic  and  Diluted  Loss  Per  share
-------------------------------------
Loss per share was computed by dividing the net loss by the weighted average number of shares outstanding during the period. The weighted average number of shares was calculated by taking the number of shares outstanding and weighting them by the amount of time that they were outstanding.

Going  Concern
--------------
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.

As shown in the accompanying financial statements, the Company has an accumulated deficit of $4,297,346 for the period December 17, 1997 (inception) to September 30, 2000 and had minimal sales. The future of the Company is dependent upon successful and profitable operations from manufacturing, distributing, and selling its fertilizer products. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

Principles  of  Consolidation
-----------------------------
The consolidated financial statements include the accounts of MEST and its wholly owned subsidiary, MEST, BV. All material intercompany transactions and balances have been eliminated. Manure and Sludge Technology, BV ("MST"), a 50 per cent owned corporation is reflected in the financial statements on the equity method of accounting, and not included in the financial statements as an entity subject to consolidation.

               MANAGEMENT OF ENVIRONMENTAL SOLUTIONS  & TECHNOLOGY CORP.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2000

NOTE  2  -  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  (CONTINUED)
Reverse Stock Split
-------------------
The Company's Board of Directors in March 1998 authorized a 1 for 1000 reverse stock split of its $0.0001 par value common stock. All references in the accompanying financial statements to the number of common shares outstanding and per share amounts have been restated to reflect the reverse stock split.

Stock  Options  and  Stock  Based  Compensation
-----------------------------------------------
MEST accounts for all transactions under which employees, officers and directors receive options to purchase shares of stock in MEST in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees". In accordance with Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation," MEST adopted the pro forma disclosure requirements of SFAS 123. Accordingly, no compensation has been recognized in the results of operations for the employees, officers and directors stock option plan other than for options issued to non-employees for consulting services, which are valued based at their fair market value. In accordance with these standards, the Company values stock issued to employees, officers, directors and consultants at its fair market value at date of grant.

Loss  Per  Share
----------------
The Company has adopted the provisions of Financial Accounting Standards No. 128, "Earnings Per Share". This statement requires that the Company report basic and diluted earnings (loss) per share for all periods reported. Basic net income (loss) per share is computed by dividing net income (loss) available to common shareholders by the weighted average number of common shares outstanding for the period.

The weighted average number of shares outstanding for the period December 10, 1997 (inception) to September 30, 2000, was 6,902,688.

For all periods presented, diluted net loss per share was the same as basic net loss per share since the inclusion of stock options and warrants would have been anti-dilutive.

Recent  Accounting  Pronouncements
----------------------------------
In December 1999, the Securities and Exchange Commission released Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements". SAB 101 provides interpretative guidance on the recognition, presentation and disclosure of revenue. SAB 101 must be applied to financial statements no later than the fourth quarter of fiscal 2001. We do not believe that the application of SAB 101 will have a material effect on the Company's financial position or results of its operations.

In March 2000, the FASB issued Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation - An Interpretation of APB Opinion No. 25". The interpretation clarifies the application of Accounting Principles Board (APB) Opinion No. 25 in certain situations, as defined. The interpretation is effective July 1, 2000, but covers certain events occurring during the period after December 15, 1998, but before the effective date. We do not anticipate that the adoption of this interpretation will have a material effect on the Company's financial position or results of operations.

                     MANAGEMENT OF ENVIRONMENTAL SOLUTIONS
                               & TECHNOLOGY CORP.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2000

NOTE  3  -  CONCENTRATION  OF  RISK

At September 30, 2000, the Company maintained cash balances totaling $636,971 in Netherlands financial institutions. The funds are valued in U.S. dollars and are insured.

NOTE  4  -  RELATED  PARTY  TRANSACTIONS

The  following  amounts  were  owed  to  related  parties:

                                         Shareholder or company owned by shareholder
                                         ----------------------------------------------
                                          Marieke      Maurice    Maurice   Maurice
Shareholders                              Oudejans     Schelvis   Schelvis  Schelvis
-------------                            -----------  ----------  --------  ---------
                                                                  Loans
                     Interest            Loans to     Loans to    Payable   Cash
Year-end             Rate      Maturity  Company      Company     Balance   Advances
-------------------   --------  --------  -----------  ----------  --------  ---------
September 30, 2000       5%     Upon        $     0       $5,590    $ 5,590  $103,500
                                Demand
December 31, 1999        5%     Upon        $10,226       $5,754    $15,980  $103,500
                                Demand

The   loans  payable   result  from  cash   advances  made  to   MEST  and   are
uncollateralized. The loans bear interest at 5 per cent rate, and are due upon demand.

The  following  amounts  were  due  from  shareholders  or  related  parties:

                                            September 30,  December 31,
                                                2000         1999
                                            -------------  -------------
Due  from  Marike  Oudejans                 $     48,917   $          0
Due  from third parties                          109,524        933,303
                                            -------------  -------------
Due from shareholders or related parties    $    158,441   $    933,303
                                            =============  =============

NOTE  5  -  PLANT,  PROPERTY  AND  EQUIPMENT

Property and equipment are recorded at cost. Major additions and improvements are capitalized. Minor replacements, maintenance and repairs that do not increase the useful lives of the assets are expensed as incurred. Depreciation of property and equipment is being calculated using the straight-line method over the expected useful lives of the assets

                                            September 30,  December 31,
                                                2000         1999
                                            -------------  -------------
Office  equipment,  computers               $     13,893   $     13,893
Less  Accumulated depreciation                    (5,519)        (2,534)
                                            -------------  -------------
      Net  property  and  equipment         $      8,374   $     11,359
                                            =============  =============

                     MANAGEMENT OF ENVIRONMENTAL SOLUTIONS
                               & TECHNOLOGY CORP.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2000

NOTE  6  -  PREFERRED  STOCK

The Company is authorized to issue 5,000,000 shares of $0.0001 par value preferred stock; 354,410 Series A Preferred Shares were issued and outstanding at September 30, 2000. Each share of Series A Preferred Stock is entitled to a dividend at the rate of $0.30 per share if the Board of Directors declares a dividend. Upon liquidation or dissolution of the Company, each outstanding share of Series A Preferred Stock is entitled to a distribution of $4.00 per share prior to any distribution to common stock shareholders.

NOTE  7  -  COMMON  STOCK

The Company is authorized to issue 30,000,000 shares of $0.0001 par value common stock; 7,320,055 shares were issued and outstanding at September 30, 2000. Each holder of common stock has one, non-cumulative vote per share on all matters voted upon by the shareholders. There are no preemptive rights or other rights of subscription.

NOTE  8  -  JOINT  VENTURE  INVESTMENT  IN  MANURE  AND  SLUDGE TECHNOLOGY, B.V.

Manure and Sludge Technology, B.V. (hereinafter "MSTec") is a Netherlands corporation that was formed for the purpose of developing a process for use on a commercial basis that would economically dry and pasteurize manure and sludge into pellets that could be sold as organic fertilizer and other products. Since its inception, MST has refined its technological process for use with other waste products such as bio-solids, fish and food waste, and paper pulp.

MEST owns 50 percent of the common stock of MSTec, and accounts for MSTec on the equity method. The other 50 percent of MSTec's common stock is owned by The Netherlands Organization for Applied Scientific Research ("TNO"), the largest single research facility in Europe employing over five thousand persons.

MEST's investment in the joint venture is recorded as $0 on MEST's balance sheet because MSTec's debt and losses exceed the joint venturers' investment in MSTec. MEST's investment in the joint venture totaled $687,000 at September 30, 2000.

The joint venture's primary assets, as the result of the aforementioned investment, are a successfully functioning testing facility (pilot plant in Apeldoorn, The Netherlands, where TNO is located) and a worldwide licensing agreement for the application of the aforementioned technological process from TNO. The Company's commercial facility and end products marketing and sales also originate from the pilot plant's location in Apeldoorn.

NOTE  9  -  COMMITMENTS  AND  CONTINGENCIES

Subordinated  loan  agreement
-----------------------------
Under the terms of an agreement dated January 22, 1999, the management of MEST committed the company to loan approximately $800,000 to MST, B.V. in phases during the year 1999. Repayment was intended to commence December 31, 1999, contingent upon MST, B.V. generating an "operating profit". Further, in the event of MST, B.V.'s default or bankruptcy, MEST agreed to subordinate its interest in the loan for the benefit of RABO bank in Apeldoorn and TNO, until all other debts of MST were paid. Upon payment of debts and obligations of MST, B.V. the loan from MEST would again be eligible for repayment of interest and principal.

                     MANAGEMENT OF ENVIRONMENTAL SOLUTIONS
                               & TECHNOLOGY CORP.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2000

NOTE  9  -  COMMITMENTS  AND  CONTINGENCIES (CONTINUED)

Office  lease
-------------
The Company leases office space in Amsterdam under a written agreement which runs from July 1999 through January 2002 and provides for lease payments of approximately $1,500 per month. In 2001, the lease agreement was renegotiated and the lease expiration date was changed to July 31, 2001 with other lease provisions remaining unchanged.

NOTE  10  -  TRANSLATION  OF  FOREIGN  CURRENCY

The Company has adopted Financial Accounting Standard No. 52. Monetary assets and liabilities denominated in foreign currencies are translated into United States dollars at rates of exchange in effect at the balance sheet date. Gains or losses are included in income for the year, except gains or losses relating to long-term debt, which are deferred and amortized over the remaining term of the debt. Non-monetary assets, liabilities and items recorded in income arising from transactions denominated in foreign currencies are translated at rates of exchange in effect at the date of the transaction.

NOTE  11  -  STOCK  OPTIONS

During years 2000, 1999, and 1998 the Company granted its officers options to purchase a total of 680,000 shares of MEST common stock at an exercise price of $0.50 per share. Still outstanding at September 30, 2000, the options are exercisable at anytime prior to dates that started at July 31, 2000, and extend 5 years from date of issue. Options were granted for the purchase of the Company's common stock to the following persons during the nine months ended September 30, 2000:
                      Shares subject        Option         Expiration
Name                    to  option      exercise  price       date
------------------  ------------------  ---------------  ----------------
Marieke Oudejans     75,000/ year             $0.50        5 years from
                    (25,000/quarter)                       issue date
Maurice Schelvis     75,000/ year             $0.50        5 years from
                    (25,000/quarter)                       issue date

The  Company  has  adopted  the  disclosure  only  provisions  of  SFAS  123.

For disclosure of stock option compensation to employees and officers, the fair value of options is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for stock options granted during years 2000, 1999, and 1998: no annual dividends, expected volatility of 24.83%, 23.54%, and 22.25%, respectively; risk-free interest rate of 6%; and expected lives of 5 years (or as proscribed above).

                                                               Weighted  Average
                                               Shares          Exercise  Price
                                               --------------  -----------------
Options  outstanding  at  December 31, 1999        480,000          $0.50
   Granted  during  2000                           150,000          $0.50
   Expired  during  2000                           (30,000)         $0.50
                                               --------------  -----------------
Options  outstanding  at September 30, 2000        600,000          $0.50
                                               ==============  =================

                     MANAGEMENT OF ENVIRONMENTAL SOLUTIONS
                               & TECHNOLOGY CORP.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2000

NOTE  11  -  STOCK  OPTIONS  (CONTINUED)

Compensation cost charged to operations attributed to option expense during 1999, and the nine months ended September 30, 2000, follows:

                                            September 30,  December 31,
                                                2000         1999
                                            -------------  -------------
Expense  of  options  charged
   to  compensation                         $    767,900   $    717,900
                                            =============  =============

NOTE  12  -  SUBSEQUENT  EVENTS

Effective May 15, 2001, Maurice Schelvis executed a forgiveness of debt agreement in respect to amounts owed him by MEST. At December 31, 2000, the loans had a balance of $109,090. In exchange for this forgiveness, Mr. Schelvis's company, IJ-Beeher, was forgiven $44,157 it owed to MEST at December 31, 2000.

                           MANAGEMENT OF ENVIRONMENTAL
                          SOLUTIONS & TECHNOLOGY CORP.
                          (A DEVELOPMENT STAGE COMPANY)
                        CONSOLIDATED FINANCIAL STATEMENTS

                                  JUNE 30, 2001








                              WILLIAMS & WEBSTER PS
                          CERTIFIED PUBLIC ACCOUNTANTS
                        BANK OF AMERICA FINANCIAL CENTER
                           W 601 RIVERSIDE, SUITE 1940
                                SPOKANE, WA 99201
                                 (509) 838-5111






                           MANAGEMENT OF ENVIRONMENTAL
                          SOLUTIONS & TECHNOLOGY CORP.
                          (A DEVELOPMENT STAGE COMPANY)

                                TABLE OF CONTENTS



ACCOUNTANT'S  REVIEW  REPORT                                         1


FINANCIAL  STATEMENTS

     Consolidated  Balance  Sheets                                   2

     Consolidated  Statements  of  Operations                        3

     Consolidated  Statement  of  Stockholders'  Equity              4

     Consolidated  Statements  of  Cash  Flows                       5


NOTES  TO  THE  CONSOLIDATED  FINANCIAL  STATEMENTS                  6

To  the  Board  of  Directors
Management  of  Environmental
Solutions  &  Technology  Corp.
Amsterdam,  The  Netherlands


                           ACCOUNTANT'S REVIEW REPORT
                           --------------------------


We have reviewed the accompanying consolidated balance sheets of Management of Environmental Solutions & Technology Corp. (a development stage company) as of June 30, 2001 and the related consolidated statements of operations, stockholders' equity and cash flows for the three months and six months ended June 30, 2001, for the three months and six months ended June 30, 2000, and for the period from December 10, 1997 (inception) to June 30, 2001. These financial statements are the responsibility of the Company's management.

We conducted our reviews in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2, the Company has been in the development stage since its inception on December 10, 1997. The Company has no revenues and has recurring losses. These factors, which relate to the Company's expressed decision to perfect its technological application before entering the market, raise doubt about the Company's ability to continue as a going concern. In management's opinion, the Company's continuance is contingent upon expected, imminent sales. Management's plans regarding those matters are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Williams & Webster, P.S.

Williams  &  Webster,  P.S.
Certified  Public  Accountants
Spokane,  Washington

October  3,  2001

MANAGEMENT  OF  ENVIRONMENTAL  SOLUTIONS
&  TECHNOLOGY  CORPORATION
(A  DEVELOPMENT  STAGE  COMPANY)
CONSOLIDATED  BALANCE  SHEETS

                                                     June  30,   December 31,
                                                       2001          2000
                                                   (Unaudited)
                                                  -------------  -------------
ASSETS

CURRENT  ASSETS
  Cash                                            $    401,028   $    666,746
  Tax  refunds  receivable                              20,852         44,157
  Due  from  shareholders  or  related  parties            -          158,441
  Other  receivables                                     1,921            -
  Prepaid  expenses                                        -           19,274
                                                  -------------  -------------
     Total  Current  Assets                            423,801        888,618
                                                  -------------  -------------

OTHER  ASSETS
  Property and equipment, net of depreciation            4,650          7,182
                                                  -------------  -------------
     Total  Other  Assets                               4,650           7,182
                                                  -------------  -------------
     TOTAL  ASSETS                                $    428,451   $    895,800
                                                  =============  =============

LIABILITIES  AND  STOCKHOLDERS'  EQUITY

CURRENT  LIABILITIES
  Accounts  payable                               $     32,365   $     63,048
  Accrued  expenses                                     15,225         12,738
  Loans  from  related  parties                            -          109,090
                                                  -------------  -------------
     Total  Current  Liabilities                        47,590        184,876
                                                  -------------  -------------

COMMITMENTS  AND  CONTINGENCIES                            -              -
                                                  -------------  -------------

STOCKHOLDERS'  EQUITY
  Preferred stock - Series A; $0.0001 par value,
    5,000,000 shares authorized, 535,985 shares
    issued  and  outstanding                                53             53
  Common stock; $0.0001 par value, 30,000,000
    shares authorized, 7,320,055 shares issued
    and outstanding                                        732           732
  Additional  paid-in  capital                       3,149,176     3,149,176
  Stock  options                                     2,274,650     2,274,650
  Deficit accumulated during development stage      (4,771,156)   (4,530,690)
  Accumulated other comprehensive income (loss)       (272,594)     (182,997)
                                                  -------------  -------------
     Total  Stockholders'  Equity                      380,861       710,924
                                                  -------------  -------------
     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY   $    428,451  $    895,800
                                                  =============  =============


See accompanying notes and accountant's review report.

MANAGEMENT  OF  ENVIRONMENTAL  SOLUTIONS
&  TECHNOLOGY  CORPORATION
(A  DEVELOPMENT  STAGE  COMPANY)
CONSOLIDATED  STATEMENTS  OF  OPERATIONS

                                                                            Period from
                                                                            December 17,
                                                                               1997
                       Three  Months  Ended         Six  Months  Ended      (Inception)
                  ----------------------------  --------------------------      to
                     June  30,     June  30,       June 30,      June 30,    June  30,
                       2001           2000           2001          2000         2001
                   (Unaudited)    (Unaudited)    (Unaudited)   (Unaudited)  (Unaudited)
                  -------------  -------------  -------------  -----------  ------------
REVENUES          $        -     $        -     $        -     $      -     $       -

EXPENSES
General and
  administrative        83,900        425,961         87,241      734,961     3,368,493
Research and
  development           70,982        60,000         131,871       60,000       667,248
Depreciation               918         1,192           1,901        1,793         8,612
                  -------------  -------------  -------------  -----------  ------------
Total Expenses         155,800        487,153        221,013      796,754     4,044,353
                  -------------  -------------  -------------  -----------  ------------
LOSS FROM
  OPERATIONS          (155,800)      (487,153)      (221,013)    (796,754)   (4,044,353)
                  -------------  -------------  -------------  -----------  ------------

OTHER INCOME
  (EXPENSES)
Interest income         15,573          9,718         26,251       34,438       135,734
Interest  expense          -               -             -            -            (793)
                  -------------  -------------  -------------  -----------  ------------
Other Income
  (Expense)             15,573          9,718         26,251       34,438       134,941
                  -------------  -------------  -------------  -----------  ------------
LOSS BEFORE
  INCOME  TAXES       (140,227)      (477,435)      (194,762)    (762,316)   (3,909,412)

INCOME TAX EXPENSE         -              -              -            -             -
                  -------------  -------------  -------------  -----------  ------------
NET LOSS AFTER TAX    (140,227)      (477,435)      (194,762)    (762,316)   (3,909,412)

LOSS FROM JOINT
  VENTURE             (108,571)        (1,855)      (108,571)    (219,099)     (924,611)
                  -------------  -------------  -------------  -----------  ------------
NET  LOSS             (248,798)      (479,290)      (303,333)    (981,415)   (4,834,023)
                  -------------  -------------  -------------  -----------  ------------








See accompanying notes and accountant's review report.

MANAGEMENT  OF  ENVIRONMENTAL  SOLUTIONS
&  TECHNOLOGY  CORPORATION
(A  DEVELOPMENT  STAGE  COMPANY)
CONSOLIDATED  STATEMENTS  OF  OPERATIONS

                                                                            Period from
                                                                            December 17,
                                                                               1997
                       Three  Months  Ended         Six  Months  Ended      (Inception)
                    --------------------------  --------------------------      to
                     June  30,     June  30,       June 30,      June 30,    June  30,
                       2001           2000           2001          2000         2001
                   (Unaudited)    (Unaudited)    (Unaudited)   (Unaudited)  (Unaudited)
                  -------------  -------------  -------------  -----------  ------------
EXTRAORDINARY ITEM
  Loss on
  forgiveness of
  debt                  62,867            -           62,867          -          62,867

OTHER COMPREHENSIVE
  INCOME  (LOSS)
Foreign currency
  translation
  (loss)               (11,501)        (4,273)       (89,597)     (27,286)     (272,594)
                  -------------  -------------  -------------  -----------  ------------

COMPREHENSIVE
  (LOSS)          $   (197,432)  $   (483,563)  $   (330,063)  $(1,008,701) $(5,043,750)
                  =============  =============  =============  ===========  ============

NET LOSS PER
  COMMON SHARE,
  BASIC AND
  DILUTED         $      (0.03)  $      (0.07)  $      (0.05)  $    (0.14)  $     (0.73)
                  =============  =============  =============  ===========  ============

WEIGHTED AVERAGE
  NUMBER OF
  COMMON SHARES
  OUTSTANDING,
  BASIC AND
  DILUTED            7,320,055      7,320,055      7,320,055    7,320,055     6,902,688
                  =============  =============  =============  ===========  ============














See accompanying notes and accountant's review report.

MANAGEMENT OF ENVIRONMENTAL SOLUTIONS & TECHNOLOGY CORPORATION
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY


                                                                                                           Accum-
                                                                                              Accum-       ulated
                                                                                               ulated      Other
              Preferred  Stock            Common  Stock                                       Deficit      Compre-       Total
              -------------------------  ------------------------  Additional                 During        hensive      Stock-
              Number of                   Number of                Paid-in       Stock        Development  Income         holders'
              Shares         Amount       Shares        Amount     Capital       Options      Stage        (Loss)        Equity
              -----------  -----------  -----------  ------------  ------------  -----------  -----------  -----------  -----------
Inception,
 Dec. 10, 1997       -     $      -     $      -     $      -      $      -      $      -     $      -     $      -     $      -

Issuance of
 common stock
 for cash
 Dec. 11, 1997       -            -          5,000            1         5,009           -            -            -          5,010

Issuance of
 common stock
 to acquire
 STB Corp. on
 Dec. 26, 1997       -            -            175          -             175           -            -            -            175

Net loss for
 year ended
 Dec. 31, 1997       -            -            -            -             -             -        (46,869)         -        (46,869)
              -----------  -----------  -----------  ------------  ------------  -----------  -----------  -----------  -----------
Balance,
 Jan. 1, 1998        -            -          5,175             1         5,184          -        (46,869)         -        (41,684)

Issuance of
 common stock
 as follows:
 For cash on
 March 10, 1998      -            -      5,394,880           539       899,911          -            -            -        900,450
 To acquire
 subsidiary on
 April 9, 1998       -            -      1,920,000           192        19,808          -            -            -         20,000

Issuance of
 preferred
 stock for cash
 December 7
 through 24 at
 an average
 price of $3.73
 per share        23,900            2          -             -         89,246           -            -            -         89,248

Issuance of
 stock options
 for compensation
 on August 31,1998    -           -            -            -             -         865,938          -            -        865,938

Net loss for
 year ended
 Dec. 31, 1998        -           -            -            -             -             -     (1,278,364)      15,284   (1,263,080)
              -----------  -----------  -----------  ------------  ------------  -----------  -----------  -----------  -----------
Balance,
 Dec. 31, 1998     23,900           2    7,320,055          732     1,014,149       865,938   (1,325,233)      15,284      570,872

Issuance of
 preferred stock
 for cash
 January through
 December at an
 average price
 of $3.97
 per share         403,585          40          -            -      1,601,368           -            -            -      1,601,408

Issuance of
 stock options
 for compensation
 on August 31, 1999    -           -            -            -            -         717,900          -            -        717,900

Net loss for
 year ended
 Dec. 31, 1999         -           -            -            -            -             -     (1,810,142)    (100,988)  (1,911,130)
              -----------  -----------  -----------  ------------  ------------  -----------  -----------  -----------  -----------
Balance,
 Dec. 31, 1999    427,485           42    7,320,055          732     2,615,517    1,583,838   (3,135,375)     (85,704)     979,050
              -----------  -----------  -----------  ------------  ------------  -----------  -----------  -----------  -----------





The accompanying notes are an integral part of these consolidated financial statements.

MANAGEMENT OF ENVIRONMENTAL SOLUTIONS & TECHNOLOGY CORPORATION
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY


                                                                                                           Accum-
                                                                                              Accum-       ulated
                                                                                               ulated      Other
              Preferred  Stock            Common  Stock                                       Deficit      Compre-       Total
              -------------------------  ------------------------  Additional                 During        hensive      Stock-
              Number of                   Number of                Paid-in       Stock        Development  Income         holders'
              Shares         Amount       Shares        Amount     Capital       Options      Stage        (Loss)        Equity
              -----------  -----------  -----------  ------------  ------------  -----------  -----------  -----------  -----------

Balance,
 Dec. 31, 1999
 carryforward    427,485           42    7,320,055          732     2,615,517    1,583,838   (3,135,375)     (85,704)     979,050

Issuance of
 preferred stock
 for cash Jan.
 through June at
 an average price
 of $4.21 per
 share            108,500           11          -            -         456,571          -            -            -        456,582

Issuance of
 stock options for
 compensation on
 August 31, 2000      -            -            -            -             -        767,900          -           -        767,900

Expiration of
 stock options
 on July 31, 2000     -            -            -            -          77,088      (77,088)         -           -            -

Net loss for
 year ended
 Dec. 31, 2000        -            -            -            -             -            -     (1,395,315)    (97,293)   (1,492,608)
              -----------  -----------  -----------  ------------  ------------  -----------  -----------  -----------  -----------
Balance,
 Dec. 31, 2000    535,985           53    7,320,055          732      3,149,176  $2,274,650   (4,530,690)   (182,997)      710,924

Net loss,
 June 30, 2001        -            -            -            -              -           -       (240,466)    (89,597)     (330,063)
              -----------  -----------  -----------  ------------  ------------  -----------  -----------  -----------  -----------
Balance,
 June 30, 2001
 (unaudited)      535,985  $        53    7,320,055  $       732   $  3,149,176  $2,274,650   $(4,771,156) $(272,594)   $  380,861
              ===========  ===========  ===========  ============  ============  ===========  ===========  ===========  ===========


























The accompanying notes are an integral part of these consolidated financial statements.

MANAGEMENT  OF  ENVIRONMENTAL  SOLUTIONS
&  TECHNOLOGY  CORPORATION
(A  DEVELOPMENT  STAGE  COMPANY)
CONSOLIDATED  STATEMENTS  OF  CASH  FLOWS


                                                                   Period from
                                                                   December 17,
                                                                      1997
                                         Six  Months  Ended        (Inception)
                                    ----------------------------       to
                                      June  30,      June  30,      June  30,
                                        2001            2000           2001
                                    (Unaudited)     (Unaudited)    (Unaudited)
                                    -------------  -------------  -------------
CASH FLOWS FROM OPERATING
  ACTIVITIES:
  Net  loss                         $   (240,466)  $   (981,415)  $ (4,771,156)
  Adjustments to reconcile net loss
    to net cash used in operating
    activities:
      Depreciation                         1,901          1,793          8,612
      Options granted as
        compensation                         -          383,950      2,351,738
      Gain on forgiveness of debt        (62,867)           -          (62,867)
    (Increase) decrease in assets:
      Tax refunds receivable              23,305         (3,000)       (20,852)
      Accounts  receivable                   -              -              -
      Other receivables                   (1,921)        (2,695)        (1,921)
      Prepaid  expenses                   19,274            (80)           -
    Increase (decrease) in
    liabilities:
      Accounts  payable                  (30,683)       104,985         32,365
      Accrued liabilities                  2,487            -           15,225
                                    -------------  -------------  -------------
Net cash (used) by
  operating  activities                 (288,970)      (496,462)    (2,448,856)
                                    -------------  -------------  -------------

CASH FLOWS FROM INVESTING
  ACTIVITIES:
  Sale or retirement (purchase)
    of property and equipment                -              -          (13,893)
  Loans to related parties                   -              -         (158,441)
  Cash received on loans                 112,218         48,167        112,218
                                    -------------  -------------  -------------
Net cash provided (used) by
  investing  activities                  112,218         48,167        (60,116)
                                    -------------  -------------  -------------










The accompanying notes are an integral part of these consolidated financial statements.

MANAGEMENT  OF  ENVIRONMENTAL  SOLUTIONS
&  TECHNOLOGY  CORPORATION
(A  DEVELOPMENT  STAGE  COMPANY)
CONSOLIDATED  STATEMENTS  OF  CASH  FLOWS


                                                                   Period from
                                                                   December 17,
                                                                      1997
                                         Six  Months  Ended        (Inception)
                                    ----------------------------       to
                                      June  30,      June  30,      June  30,
                                        2001            2000           2001
                                    (Unaudited)     (Unaudited)    (Unaudited)
                                    -------------  -------------  -------------

CASH FLOWS FROM FINANCING
  ACTIVITIES:
  Proceeds from the sale of
    preferred  stock                        -           456,582      2,147,238
  Proceeds from the sale of
    common  stock                           -               -          905,460
  Proceeds from related parties
    Loans                                   -               -          111,265
  Payments on related party loans           -            (7,000)        (7,000)
  Cash acquired with subsidiary             -               -           20,000
                                    -------------  -------------  -------------
Net cash provided by
  financing  activities                     -           449,582      3,176,963
                                    -------------  -------------  -------------

Net increase (decrease) in cash         (176,752)         1,287        667,991

Foreign currency translation
  (loss)                                 (88,966)       (27,286)      (271,963)

Cash,  beginning  of  period             666,746        646,274          5,000
                                    -------------  -------------  -------------

Cash,  end  of  period              $    401,028   $    620,275   $    401,028
                                    =============  =============  =============

SUPPLEMENTAL CASH FLOW DISCLOSURES:
  Interest  paid                    $        -     $        -     $        -
  Income taxes paid                 $        -     $        -     $        -

NON-CASH  TRANSACTIONS:
  Stock options granted for
    compensation                    $        -     $    383,950   $  2,351,738
  Stock issued to acquire
    subsidiary                      $        -     $        -     $     20,000
  Stock issued to acquire STB Corp  $        -     $        -     $        175
  Notes payable, related party
    netted with note receivable,
    related  party,                 $     46,223   $        -     $     46,223




The accompanying notes are an integral part of these consolidated financial statements.

                      MANAGEMENT OF ENVIRONMENTAL SOLUTIONS
                               & TECHNOLOGY CORP.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 2001

NOTE  1  -  ORGANIZATION  AND  HISTORY

Management of Environmental Solutions & Technology Corp. was formed to develop a proprietary technology for drying and treating animal manure and sludge to be used as fertilizer. The "Company" ("MEST") was incorporated in Colorado on December 10, 1997, followed by reorganization as a Delaware corporation on
December 18, 1997. On April 9, 1998, MEST issued stock in exchange for all issued and outstanding shares of MEST, BV, a Netherlands corporation. MEST, BV was acquired because it had certain data and technical information that the Company plans to use in its business.

The Netherlands Organization for Applied Scientific Research ("TNO"), staffed by 5,000 professionals is one of Europe's leading contract research organizations. Using proprietary technology developed by TNO, the Company and TNO formed a corporation known as Manure and Sludge Technology, B.V. ("MSTec") for the purpose of developing a process for use on a commercial basis that would economically refine manure and sludge into pellets, which could be sold as organic fertilizer and other products. MSTec, a Netherlands corporation, is owned 50 percent by the Company and 50 percent by TNO.

NOTE  2  -  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES

This summary of significant accounting policies is presented to assist in understanding the financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America, and have been consistently applied in the preparation of the financial statements.

Accounting  Method
------------------
The Company's financial statements are prepared using the accrual method of accounting.

Development  Stage  Activities
------------------------------
The Company has been in the development stage since its formation in December of 1997, and has not yet realized any revenues from its planned operations. It is engaged in the business of manufacturing, distributing, and selling fertilizer products.

Use  of  Estimates
------------------
The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America, requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

                      MANAGEMENT OF ENVIRONMENTAL SOLUTIONS
                               & TECHNOLOGY CORP.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 2001

NOTE  2  -  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  (CONTINUED)

Cash  and  Cash  Equivalents
----------------------------
For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Fair  Value  of  Financial  Instruments
---------------------------------------
MEST's financial instruments consist primarily of cash, accrued expenses and payables, and loans payable, which approximate fair value because of their short maturities. MEST's notes payable approximate the fair value of such instruments based upon management's best estimate of interest rates that would be available to MEST for a similar financial arrangement.

Derivative  Instruments
-----------------------
The Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB No. 133", and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities", which is effective for the Company as of January 1, 2001. This standard establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the consolidated balance sheets and measure those instruments at fair value.

If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change.

Historically, the Company has not entered into derivatives contracts to hedge existing risks or for speculative purposes.

At June 30, 2001, the Company has not engaged in any transactions that would be considered derivative instruments or hedging activities.

Compensated  Absences
---------------------
Currently, the Company has no employees; therefore, no policy regarding compensated absences has been established. The Company will establish a policy to recognize the costs of compensated absences at the point in time that it has employees.

Impaired  Asset  Policy
-----------------------
In March 1995, the Financial Accounting Standards Board issued a statement SFAS No. 121 titled "Accounting for Impairment of Long-lived Assets." In complying with this standard, the Company.

                      MANAGEMENT OF ENVIRONMENTAL SOLUTIONS
                               & TECHNOLOGY CORP.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 2001

NOTE  2  -  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  (CONTINUED)

Impaired  Asset  Policy  (continued)
------------------------------------
reviews its long-lived assets quarterly to determine if any events or changes in circumstances have transpired which indicate that the carrying value of its assets may not be recoverable. The Company determines impairment by comparing the undiscounted future cash flows estimated to be generated by its assets to their respective carrying amounts whenever events or changes in circumstances indicate that an asset may not be recoverable. Properties are acquired and recorded at fair values negotiated in arm's length transactions. Although the Company expenses as costs the exploration and maintenance of its properties and claims, if results of exploration warrant an assessment of the carrying value of a mineral property's acquisition cost, or if the Company has an indication that the recorded fair value has declined, such costs will be reviewed and any impairment will be recognized at that time.

Provision  for  Taxes
---------------------
Income taxes are provided based upon the liability method of accounting pursuant to SFAS No. 109 "Accounting for Income Taxes." Under this approach, deferred income taxes are recorded to reflect the tax consequences on future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end. A valuation allowance is recorded against deferred tax assets if management does not believe the Company has met the "more likely than not" standard imposed by SFAS No. 109 to allow recognition of such an asset.

At June 30, 2001, the Company had net deferred tax assets of approximately $970,000, principally arising from net operating loss carryforwards for income tax purposes. As management of the Company cannot determine that it is more likely than not that the Company will realize the benefit of the net deferred tax asset, a valuation allowance equal to the net deferred tax asset has been established at June 30, 2001.

At June 30, 2001, the Company has net operating loss carryforwards of approximately $4,850,000, which expire in the years 2017 through 2021.

Basic  and  Diluted  Loss  Per  share
-------------------------------------
Loss per share was computed by dividing the net loss by the weighted average number of shares outstanding during the period. The weighted average number of shares was calculated by taking the number of shares outstanding and weighting them by the amount of time that they were outstanding.

Going  Concern
--------------
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.

As shown in the accompanying financial statements, the Company has an accumulated deficit of $4,771,156 for the period December 17, 1997 (inception) to June 30, 2001, and no sales. The future of the Company is dependent upon successful and profitable operations from manufacturing, distributing, and selling its fertilizer products. The financial statements do not include any

            MANAGEMENT OF ENVIRONMENTAL SOLUTIONS & TECHNOLOGY CORP.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 2001

NOTE  2  -  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  (CONTINUED)

Going  Concern  (continued)
---------------------------
adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

Principles  of  Consolidation
-----------------------------
The consolidated financial statements include the accounts of MEST and its wholly owned subsidiary, MEST, BV. All material intercompany transactions and balances have been eliminated. Manure and Sludge Technology, BV ("MSTec"), a 50 per cent owned corporation is reflected in the financial statements on the equity method of accounting, and not included in the financial statements as an entity subject to consolidation.

Reverse Stock Split
-------------------
The Company's Board of Directors in March 1998 authorized a 1 for 1000 reverse stock split of its $0.0001 par value common stock. All references in the accompanying financial statements to the number of common shares outstanding and per share amounts have been restated to reflect the reverse stock split.

Stock  Options  and  Stock  Based  Compensation
-----------------------------------------------
MEST accounts for all transactions under which employees, officers and directors receive options to purchase shares of stock in MEST in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees". In accordance with Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation," MEST adopted the pro forma disclosure requirements of SFAS 123. Accordingly, no compensation has been recognized in the results of operations for the employees, officers and directors stock option plan other than for options issued to non-employees for consulting services, which are valued based at their fair market value. In accordance with these standards, the Company values stock issued to employees, officers, directors and consultants at its fair market value at date of grant.

Loss  Per  Share
----------------
The Company has adopted the provisions of Financial Accounting Standards No. 128, "Earnings Per Share". This statement requires that the Company report basic and diluted earnings (loss) per share for all periods reported. Basic net income (loss) per share is computed by dividing net income (loss) available to common shareholders by the weighted average number of common shares outstanding for the period.

The weighted average number of shares outstanding for the period December 10, 1997 (inception) to June 30, 2001, was 6,902,688.

For all periods presented, diluted net loss per share was the same as basic net loss per share since the inclusion of stock options and warrants would have been anti-dilutive.

              MANAGEMENT OF ENVIRONMENTAL SOLUTIONS & TECHNOLOGY CORP.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 2001

NOTE  2  -  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  (CONTINUED)

Recent  Accounting  Pronouncements
----------------------------------
In December 1999, the Securities and Exchange Commission released Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements". SAB 101 provides interpretative guidance on the recognition, presentation and disclosure of revenue. SAB 101 must be applied to financial statements no later than the fourth quarter of fiscal 2001. Management does not believe that the application of SAB 101 will have a material effect on the Company's financial position or results of its operations.

In March 2000, the FASB issued Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation - An Interpretation of APB Opinion No. 25". The interpretation clarifies the application of Accounting Principles Board (APB) Opinion No. 25 in certain situations, as defined. The interpretation is effective July 1, 2000, but covers certain events occurring during the period after December 15, 1998, but before the effective date. Management does not anticipate that the adoption of this interpretation will have a material effect on the Company's financial position or results of operations.

Research  and  Development  Costs
---------------------------------
Costs of research and development, which are not deemed to be software development costs, are expensed as incurred.

Reclassification
----------------
Certain amounts from prior periods have been reclassified to conform to the current period presentation. This reclassification has resulted in no changes to the Company's accumulated deficit or net losses presented

NOTE  3  -  CONCENTRATION  OF  RISK

At June 30, 2001, the Company maintained cash balances totaling $401,028 in Netherlands financial institutions. The funds are valued in U.S. dollars and are insured.

NOTE  4  -  RELATED  PARTY  TRANSACTIONS

The  following  amounts  were  owed  to  related  parties:

                                         Shareholder or company owned by shareholder
                                         ----------------------------------------------
                                            Marieke      Maurice      Maurice
                                            Oudejans     Schelvis     Schelvis
                                         --------------  --------------  --------------
                     Interest  Loans to     Loans to    Loans Payable
                     Rate      Maturity      Company     Company           Advances
                     --------  --------  --------------  --------------  --------------
June  30, 2001          5%      Upon     $          0    $         0     $           0
                                Demand
December 31, 2000       5%      Upon     $          0    $     5,590     $     103,500
                                Demand

                      MANAGEMENT OF ENVIRONMENTAL SOLUTIONS
                               & TECHNOLOGY CORP.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 2001

NOTE  4  -  RELATED  PARTY  TRANSACTIONS  (CONTINUED)

The loans payable result from cash advances made to MEST and are uncollateralized. The loans bear interest at 5 per cent rate, and are due upon demand. The following amounts were due from shareholders or related parties:

                                              June  30,      December 31,
                                                2001             2000
                                             ------------    ------------

Due from IJ - Beeher                         $         0     $    48,917
Due from Jan Luiken, B.V.                              0         109,524
                                             ------------    ------------
Due from shareholders or related parties     $         0     $   158,441
                                             ============    ============

NOTE  5  -  PLANT,  PROPERTY  AND  EQUIPMENT

Property and equipment are recorded at cost. Major additions and improvements are capitalized. Minor replacements, maintenance and repairs that do not increase the useful lives of the assets are expensed as incurred. Depreciation of property and equipment is being calculated using the straight-line method over the expected useful lives of the assets

                                              June  30,      December 31,
                                                2001             2000
                                             ------------    ------------
Office  Equipment                            $    13,262     $    13,893
Less:  Accumulated  Depreciation                  (8,612)         (6,711)
                                             ------------    ------------
Net Property and Equipment                   $     4,650     $     7,182
                                             ============    =============

NOTE  6  -  PREFERRED  STOCK

The Company is authorized to issue 5,000,000 shares of $0.0001 par value preferred stock; 535,985 Series A Preferred Shares were issued and outstanding at June 30, 2001. Each share of Series A Preferred Stock is entitled to a dividend at the rate of $0.30 per share if the Board of Directors declares a dividend. Upon liquidation or dissolution of the Company, each outstanding share of Series A Preferred Stock is entitled to a distribution of $4.00 per share prior to any distribution to common stock shareholders.

NOTE  7  -  COMMON  STOCK

The Company is authorized to issue 30,000,000 shares of $0.0001 par value common stock; 7,320,055 shares were issued and outstanding at June 30, 2001. Each holder of common stock has one, non-cumulative vote per share on all matters voted upon by the shareholders. There are no preemptive rights or other rights of subscription.

                      MANAGEMENT OF ENVIRONMENTAL SOLUTIONS
                               & TECHNOLOGY CORP.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 2001

NOTE  8  -  JOINT  VENTURE  INVESTMENT  IN  MANURE  AND  SLUDGE TECHNOLOGY, B.V.

Manure and Sludge Technology, B.V. (hereinafter "MSTec") is a Netherlands corporation that was formed for the purpose of developing a process for use on a commercial basis that would economically dry and pasteurize manure and sludge into pellets that could be sold as organic fertilizer and other products. Since its inception, MSTec has refined its technological process for use with other waste products such as bio-solids, fish and food waste, and paper pulp.

MEST owns 50 percent of the common stock of MSTec, and accounts for MSTec on the equity method. The other 50 percent of MSTec's common stock is owned by The Netherlands Organization for Applied Scientific Research ("TNO"), the largest single research facility in Europe employing over five thousand persons.

MEST's investment in the joint venture is recorded as $0 on MEST's balance sheet because MSTec's debt and losses exceed the joint venturers' investment in MSTec.

The joint venture's primary assets, as the result of the aforementioned investment, are a successfully functioning testing facility (pilot plant in Apeldoorn, The Netherlands, where TNO is located) and a worldwide licensing agreement for the application of the aforementioned technological process from TNO. The Company's commercial facility and end products marketing and sales also originate from the pilot plant's location in Apeldoorn. The joint venture agreement provides for royalties which would range between 10 and 15 percent of the manufacturing costs of future treatment facility installations.

NOTE  9  -  COMMITMENTS  AND  CONTINGENCIES

Subordinated  Loan  Agreement
-----------------------------
Under the terms of an agreement dated January 22, 1999, the management of MEST committed the Company to loan approximately $800,000 to MST, B.V. in phases during the year 1999. Repayment was intended to commence December 31, 1999, contingent upon MST, B.V. generating an "operating profit". Further, in the event of MST, B.V.'s default or bankruptcy, MEST agreed to subordinate its interest in the loan for the benefit of RABO bank in Apeldoorn and TNO, until all other debts of MST were paid. Upon payment of debts and obligations of MST, B.V., the loan from MEST would again be eligible for repayment of interest and principal.

Office  lease
-------------
The Company leases office space in Amsterdam under a written agreement which runs from July 1999 through January 2002 and provides for lease payments of approximately $1,500 per month. In 2001, the lease agreement was renegotiated and the lease expiration date was changed to July 31, 2001 with other lease provisions remaining unchanged.

                      MANAGEMENT OF ENVIRONMENTAL SOLUTIONS
                               & TECHNOLOGY CORP.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 2001

NOTE  10  -  TRANSLATION  OF  FOREIGN  CURRENCY

The Company has adopted Financial Accounting Standard No. 52. Monetary assets and liabilities denominated in foreign currencies are translated into United States dollars at rates of exchange in effect at the balance sheet date. Gains or losses are included in income for the year, except gains or losses relating to long-term debt, which are deferred and amortized over the remaining term of the debt. Non-monetary assets, liabilities and items recorded in income arising from transactions denominated in foreign currencies are translated at rates of exchange in effect at the date of the transaction. The Company's transactions in the Netherlands are reported in Dutch guilders and converted to U.S. dollars.

NOTE  11  -  STOCK  OPTIONS

During years 2000, 1999, and 1998 the Company granted its officers options to purchase a total of 730,000 shares of MEST common stock (less 30,000 that expired during year 2000) at an exercise price of $0.50 per share. Between December 31, 2000 and June 30, 2001 no new options were granted nor were any options exercised resulting in 700,000 options outstanding at June 30, 2001. Options are exercisable at anytime prior to dates that started at July 31, 2000, and extend 5 years from date of issue.

During the 6 months ended June 30, 2001, the Company granted no options, as reflected in the summary schedule below:


                                                               Weighted  Average
                                               Shares          Exercise  Price
                                               --------------  -----------------
Options outstanding at December 31, 2000            700,000        $0.50
     Granted during 2001                                  0            0
     Expired during 2001                                  0            0
                                               --------------  -----------------
Options outstanding at June 30, 2001                700,000    $     0.50
                                               ==============  =================

Compensation cost charged to operations attributed to option expense during year 2000, and the six months ended June 30, 2001 was as follows:

                                              June  30,      December 31,
                                                2001             2000
                                             ------------    ------------
Expense of options charged to compensation   $         0     $   767,900
                                             ============    ============

                                    PART  III

Item  1.  Index  to  Exhibits

                                                                        Page

Exhibit   2.1  Plan  of  Acquisition,  Reorganization,  Arrangement,
               Liquidation,  etc.                                        104

Exhibit   3.1  Articles  of  Incorporation,  as  amended                 105

Exhibit   3.2  Bylaws                                                    111

Exhibit   4.1  Instruments Defining the Rights of Security Holders       118

Exhibit  10.1  Material  Contracts                                       121

Exhibit  23.1  Consent  of  Certified  Accountants                       153

Exhibit  23.2  Consent  of  Certified  Accountants                       154

Exhibit  23.3  Consent  of  Certified  Accountants                       155

Exhibit  23.4  Consent  of  Certified  Accountants                       156

Exhibit  23.5  Consent  of  Certified  Accountants                       157

Item  2.  Description  of  Exhibits

Exhibits  are  included  as  set  forth  in  the  Exhibit  Index.


                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the Company caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                                 MANAGEMENT  OF  ENVIRONMENTAL  SOLUTIONS
                                 &  TECHNOLOGY,  CORP.



Date:  September  5,  2001       By:   /s/  Greg  Schmick
                                    -------------------------------------
                                    Greg  Schmick,  President